SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement
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☑ Definitive Proxy Statement
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Stonehaven Realty Trust

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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(1)   Title of each class of securities to which transaction applies:

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_____

(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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STONEHAVEN REALTY TRUST
5620 Smetana Drive, Suite 130
Minneapolis, MN 55343



May 30, 2003


Dear Shareholders:

We are pleased to have this opportunity to introduce several changes being considered at Stonehaven that we believe will establish a foundation for strategic business development and growth. At the core of these changes is a philosophy and culture that encourages all of our employees to think and act like owners, and share our mission and values. As owners, like you, our success depends on the success of Stonehaven. As managers, we must prove to you, Stonehaven's owners, that we are experienced in real estate acquisitions and management and the capital markets. As trustees, we commit to you that we will oversee Stonehaven's business with integrity and sound corporate governance.

Our business plan focuses on growth by capitalizing on real estate opportunities across the United States. These opportunities may involve the acquisition, development, re-development, leasing or management of properties, portfolios and real estate companies. We will seek opportunities that we believe will provide substantial value to Stonehaven. Your support of the proposed transactions, which we are requesting in the attached proxy statement and exchange offer, will enable us to commence implementation of the plan.

Your board of trustees has unanimously approved Stonehaven entering into an asset contribution agreement with Hampton Court Associates, LP. Pursuant to the contribution agreement, Hampton will transfer its Richton Trail apartment buildings, along with the associated mortgage, to a newly-established operating partnership of Stonehaven to be called Paragon Real Estate, LP. In exchange, Hampton will receive 813,938 restricted limited partnership units in the new partnership, each unit being convertible after four years into 22.881 of our common shares. You are being asked to approve the contribution agreement and the related transactions, including the issuance of additional common shares and the change of our name to "Paragon Real Estate Equity and Investment Trust."

In addition, as a condition to the contribution of Hampton's apartment buildings, at least 80% of our preferred shares must be exchanged for common shares. We are offering the holders of our Class A preferred shares a one-time incentive to exchange each preferred share for 22.881 of our common shares. If you are a preferred shareholder, you are also being asked to consent to waive the dividend that would otherwise have been payable in May 2003 and to eliminate any future dividends that would otherwise be payable under the terms of our preferred shares.

Your board of trustees believes that the transactions are fair to, and in our and our shareholders' best interests, particularly given the national real estate strategy that has been proposed by our new management. Accordingly, the board and the independent trustees on the board unanimously approved the transactions and recommend that the shareholders vote for approval of the transactions. In addition, the board believes that the exchange offer is in Stonehaven's best interests, has unanimously approved it and recommends that you participate in the exchange, subject to your individual investment objectives and circumstances.

To consider the contribution agreement, the related transactions and to elect trustees to your board of trustees, we have scheduled our annual meeting of shareholders for Monday, June 30, 2003 at 10:00 a.m. Eastern Time, at 1375 East Ninth Street, 20th Floor, One Cleveland Center, Cleveland, Ohio 44114. Holders of record of our common and preferred shares at the close of business on May 12, 2003, the record date, will be entitled to vote at the annual meeting or any adjournment or postponement of the annual meeting.

Your vote is important. For some of the proposals requiring shareholder action, if you do not vote, it will have the same effect as voting against the proposal. Even if you anticipate attending in person, we urge you to mark, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope to ensure that your shares will be represented at our meeting.

In the materials accompanying this letter, you will find a notice of a proxy statement and exchange offer, a proxy card, our December 31, 2002 annual report on Form 10-KSB/A and March 31, 2003 quarterly report on Form 10-QSB, and if you are a preferred shareholder you will also find a letter of transmittal and other documents relating to the exchange offer. The proxy statement and exchange offer provides you with important information about the contribution agreement and the related transactions, including the exchange offer. On behalf of your company and your board of trustees, I encourage you to read the entire proxy statement and exchange offer carefully.

As your new Chairman and Chief Executive Officer, I am excited and optimistic about a promising future for Stonehaven. Our new senior management team, having previously worked together, shares my enthusiasm.


Sincerely,
/s/ James C. Mastandrea
James C. Mastandrea
Chairman of the Board and Chief Executive Officer


STONEHAVEN REALTY TRUST
5620 Smetana Drive, Suite 130
Minneapolis, MN 55343

Proxy Statement and Exchange Offer

This proxy statement and exchange offer is being furnished to the common and preferred shareholders of Stonehaven Realty Trust, a Maryland business trust, in connection with the solicitation of proxies by the board of trustees for use at our annual meeting of shareholders. This meeting will be held on Monday, June 30, 2003 at 10:00 a.m. Eastern Time, at 1375 East Ninth Street, 20th Floor, One Cleveland Center, Cleveland, Ohio 44114. Holders of record of our shares at the close of business on May 12, 2003, the record date, will be entitled to vote at the annual meeting or any adjournment or postponement of the annual meeting. We expect to mail this proxy statement, the accompanying proxy card and our annual report to shareholders on or about May 30, 2003.

We are asking you to approve several proposals:

- The contribution of an apartment building complex into a newly-created limited partnership in which Stonehaven is the general partner, in return for the issuance of limited partnership interests that are redeemable for cash, or, at our option, convertible into common shares of Stonehaven;

- The issuance of restricted preferred shares to James C. Mastandrea, our newly-hired Chief Executive Officer, and John J. Dee, our newly-hired Chief Financial Officer;

- The issuance of restricted common shares in the future to provide incentives for Mr. Mastandrea and Mr. Dee to find additional properties for Stonehaven to acquire;

- The issuance of common shares as part of our offer to exchange our preferred shares for common shares;

- The sale of our general partnership interest in our existing operating partnership, Wellington Properties, which will result in the sale of all of the real estate we currently own;

- The change of our name to "Paragon Real Estate Equity and Investment Trust;"

- The amendment to the terms of our preferred shares to eliminate all required dividends, the right of the preferred shareholders to elect a majority of our board in the event of two consecutive dividend defaults, and a restriction on our ability to redeem the preferred shares; and

- The election of five trustees to our board.

Duane H. Lund, Steven B. Hoyt and Paul T. Lambert, members of our board who collectively own 40.3% of our preferred and common shares voting together as a single class, have agreed to vote their shares in favor of all of the proposed transactions and to exchange their shares in the exchange offer.

We are offering to exchange each of our preferred shares for 22.881 common shares. The exchange offer will commence at 12:01 a.m. Eastern Time on May 30, 2003 and will expire at 12:00 midnight Eastern Time June 30, 2003, unless extended or earlier terminated.

- The exchange offer is subject to shareholder approval of the issuance of the common shares to be issued upon the exchange and the valid tender of at least 80% percent of preferred shares.

- You may withdraw tenders of preferred shares at any time before June 30, 2003.

- Concurrently with the exchange offer, we are soliciting approval from the shareholders to amend the terms of the preferred shares. If the proposed amendments to the preferred shares are adopted, you will be bound by the proposed amendments even if you do not vote to approve the proposed amendments or participate in the exchange offer.

The contribution of the apartment building complex is contingent upon shareholder approval of the proposed transactions. Failure by the shareholders to approve the proposals or validly tender at least 80% of the preferred shares in the exchange offer will likely lead to cancellation of all of the proposed transactions, including the exchange offer.

You should consider the "Risk Factors" beginning on page 15 of this proxy statement and exchange offer when you evaluate the proposals and exchange offer.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the securities to be issued in connection with the proposed transactions, or determined if this proxy statement and exchange offer is adequate or accurate. Any representation to the contrary is unlawful.

The date of this proxy statement and exchange offer is May 30, 2003.

TABLE OF CONTENTS

TABLE OF CONTENTS

SUMMARY

*This section summarizes information related to the transactions proposed in this proxy statement and exchange offer, but does not contain all of the information that you may consider important. **In addition to this summary, we urge you to carefully read the entire proxy statement and exchange offer, especially the risks involved in the proposed transactions discussed under the section captioned "Risk Factors" beginning on page 15, before you decide how to vote.***

Stonehaven Realty Trust ("Stonehaven," "we," "our" or "us") is a real estate company that acquires, owns and operates commercial real estate. Currently, we own four commercial industrial properties located in Minnesota. The Minnesota properties are owned through our operating partnership, Wellington Properties Investments, LP, of which we are the sole general partner.

Summary — Proposed Transactions

What am I being asked to approve?

You are being asked to approve the following proposals at the annual meeting:

Proposal 1 —

- The contribution of an apartment building complex into a newly-created limited partnership in which Stonehaven is the general partner, in return for the issuance of limited partnership interests that are redeemable for cash, or, at our option, convertible into our common shares;

- The issuance of restricted preferred shares to James C. Mastandrea, our newly-hired CEO, and John J. Dee, our newly-hired CFO;

- The issuance of restricted common shares in the future to provide incentives for Mr. Mastandrea and Mr. Dee to find additional properties for Stonehaven to acquire; and

- The issuance of common shares as part of our offer to exchange our preferred shares for common shares.

Proposal 2 —   The sale of our general partnership interests in our existing operating partnership, Wellington Properties Investments, LP, which will result in the sale of all of the real estate we currently own.

Proposal 3 —   The change of our name to "Paragon Real Estate Equity and Investment Trust."

Proposal 4 —   The amendment to the terms of our preferred shares to eliminate all required dividends, the right of the preferred shareholders to elect a majority of our board in the event of two consecutive dividend defaults, and a restriction on our ability to redeem the preferred shares.

Proposal 5 —   The election of five trustees to our board of trustees.

Why am I being asked to approve these proposals?

In January 2002, the board of trustees began to seek new investment and business opportunities to maximize future shareholder value. In the event these opportunities did not prove promising, the board also considered our liquidation. As of December 31, 2002, the board determined that liquidation would result in approximately $3.80 per share for our preferred shareholders (net of an estimated $500,000 in liquidation costs) and, because the preferred shareholders have a $10.00 liquidation preference, nothing would remain for our common shareholders. After reviewing this alternative, the board concluded that it would not be in the best interests of the shareholders to pursue our liquidation.

In addition, the board concluded that the opportunity to continue in the real estate business and again elect to be taxed as a real estate investment trust ("REIT") that was presented by Paragon Real Estate Development, LLC, a company affiliated with Mr. Mastandrea and Mr. Dee, was superior to the opportunities presented to us by other businesses and organizations. This conclusion was based on an evaluation and comparison of the Paragon Development management team's qualifications and experience in real estate and capital markets, and its business plan, which focuses on growth through opportunistic real estate acquisition, development and re-development, creating value for our shareholders. When implemented this plan will allow Stonehaven to expand its asset base with the goal of increasing its net worth and per share value.

Our new business strategy will reposition our business and is designed to build a national real estate portfolio in multi-family residential, retail, office or other types of prospective real estate. We intend to focus on properties, portfolios and real estate companies in which value can be realized through acquisition, development, re-development, leasing and property management. Our first step in implementing this new business focus is the acquisition of the Richton Trail Apartments located near Chicago, Illinois, from Hampton Court Associates, LP, a partnership controlled by Mr. Mastandrea.

What does Stonehaven's acquisition of the Richton Trail Apartments involve?

We have entered into an asset contribution agreement with Hampton in which Hampton will contribute Richton Trail to our newly-created operating partnership, Paragon Real Estate, LP. In return, we will assume all of the obligations and liabilities directly related to Richton Trail and Paragon Real Estate will issue 813,938 limited partnership units to Hampton representing 99% of the partnership. We will retain 1% ownership of Paragon Real Estate and serve as its sole general partner. This transaction will be structured as a tax-free transfer for Hampton and its partners. Upon acquiring Richton Trail, we intend to refinance the real property in order to obtain $750,000 in additional cash from the property's equity.

After four years, Hampton may redeem, in whole or in part, its Paragon limited partnership units for cash. We may, at our option, elect to convert the limited partnership units into our common shares. The conversion ratio would be 22.881 common shares for each limited partnership unit, or 18,623,715 common shares. The cash redemption price would be the cash value of the common shares into which the limited partnership units could have been converted.

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Why are Mr. Mastandrea and Mr. Dee entitled to our restricted preferred shares?

We hired Mr. Mastandrea to serve as our President and Chief Executive Officer, and Mr. Dee to serve as our Senior Vice President and Chief Financial Officer. Both were hired for initial two-year terms and are receiving incentive driven equity compensation for accepting reduced annual salaries of $60,000 each. Under separate restricted share agreements, we have agreed to issue 348,039 of our preferred shares to Mr. Mastandrea and an equal number of preferred shares to Mr. Dee, all of which are eligible for conversion into our common shares under the exchange offer or at the exchange offer conversion rate even after the exchange offer is completed. The preferred shares may not be transferred, other than to affiliates, prior to March 4, 2005, and may not be transferred after that until the shares have vested. The restriction on transfer remains in place even if the preferred shares are converted into common shares. Both Mr. Mastandrea and Mr. Dee intend to transfer their shares to their affiliate, Paragon Development.

Under what circumstances will additional common shares be issued to Mr. Mastandrea and Mr. Dee?

In order to provide Mr. Mastandrea and Mr. Dee with an incentive to increase substantially Stonehaven's asset base and net value, we agreed to issue additional common shares to Paragon Development for their benefit, if they locate and close on our behalf future acquisition, development or re-development transactions. These transactions would be subject to board approval. Any common shares to be issued upon closing of a future acquisition transaction would be restricted from transfer until the acquired property achieves a predetermined level of net operating income and also causes a specified increase in our net operating income and funds from operations.

Why are we being asked to approve the issuance of additional common shares?

Under the rules of the American Stock Exchange, listed companies must obtain shareholder approval prior to issuing common shares (or shares convertible into common shares) if the present or potential issuance could result in an increase in outstanding common shares of 20% or more. The maximum number of common shares to be issued pursuant to the proposed transactions and the exchange offer is greater than 20% of the shares presently outstanding. Furthermore, the terms of the exchange offer may effectively allow our preferred shareholders to obtain our common shares at a price below the current market price. As a result, we are seeking shareholder approval in connection with the issuance of shares under Proposal 1, including common shares to be issued in the exchange offer.

What are the terms of Stonehaven's proposal to sell its existing properties?

We and the limited partners of Wellington Properties have amended the partnership agreement, subject to shareholder approval, to provide companies affiliated with Duane H. Lund and Steven B. Hoyt (two of our trustees) an exclusive option to purchase all of our units in the Wellington partnership, which represents 92.9% of the Wellington partnership. When exercised, the option will result in the sale of all of our existing Minnesota properties. The option may be exercised anytime after September 30, 2003 and before March 31, 2004. The purchase price is equal to the difference between $8,275,000 (the appraised value of the properties) and the mortgage balances on the Minnesota properties, not to exceed

$6,443,075, with the result multiplied by 92.9% to reflect our interest in Wellington. If the option is not exercised by Mr. Lund and Mr. Hoyt by March 31, 2004, then we may require that they purchase our partnership units for the same purchase price. The purchase price is payable in cash or a combination of cash and our shares owned by Mr. Lund and Mr. Hoyt, although at least 50% of the purchase price must be paid in cash.

Why is Stonehaven changing its name?

The transactions described in this proxy statement and the exchange offer are part of our repositioning business strategy. In keeping with this new focus, we believe a new name is in order. Upon the closing of the proposed transactions described in this proxy statement, we will change our name to "Paragon Real Estate Equity and Investment Trust."

Why is Stonehaven relocating its headquarters to Cleveland, Ohio?

Our new management team, including Mr. Mastandrea and Mr. Dee, are based in Cleveland, Ohio. Upon the closing of the proposed transactions, we plan to relocate our headquarters to Cleveland.

What changes are being proposed to the terms of the preferred shares?

You are being asked to approve amendments to the Class A preferred shares to eliminate:

- all dividend rights, including the right to any dividend that otherwise would have been payable in May 2003;

- the preferred shareholders' right to elect a majority of our board after two missed dividend payments; and

- the requirement that before we may redeem the outstanding Class A preferred shares that the closing price of our common shares equal or exceeds $4.35, subject to adjustment, for 20 consecutive trading days preceding the date of the redemption notice.

Why are changes to the terms of the preferred shares necessary?

Following our operating results for the year ended December 31, 2002, which included a net loss before preferred share dividends of approximately $3.6 million, or $0.79 per common share, the board of trustees believes that it is necessary to conserve cash in order to reposition Stonehaven and execute our national real estate business strategy. The board of trustees believes that conserving cash to execute our new business strategy is beneficial to all shareholders.

Who is currently serving on our board of trustees?

The board of trustees was expanded from five to nine members and currently includes, Duane H. Lund, Steven B. Hoyt, James C. Mastandrea, John D. Dee, Kim A. Culp, Paul T. Lambert, Edward Padilla, Daniel G. DeVos and Michael T. Oliver. Mr. Lund, Mr. Hoyt, Mr. Culp and Mr. Padilla's terms expire at the annual meeting and they are not seeking re-election to the board.

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Who is seeking election to our board of trustee at the annual meeting?

Mr. Mastandrea, Mr. Dee, Mr. DeVos and Mr. Oliver are seeking election to remain on the board. Mr. Dee's term will expire in 2004, while Mr. Oliver's term will expire in 2005 and Mr. Mastandrea and Mr. DeVos' terms expire in 2006. In addition, Daryl J. Carter, who does not currently serve as a trustee, will be seeking election to the board at the annual meeting for a term that will expire in 2005. Mr. Lambert currently serves on the board for a three-year term that expires in 2004.

When will the proposed transactions be completed?

Assuming the successful passage of all of the proposals, we plan to complete the transactions contemplated by the asset contribution agreement as soon as practicable after the shareholder meeting, except for the sale of our Minnesota properties. The closing date for the sale of our Minnesota properties will depend on the date the sale option or put is exercised. Mr. Lund's and Mr. Hoyt's option to purchase our Minnesota properties may be exercised any time after September 30, 2003 until March 31, 2004. If they have not exercised their option by this time, we may elect to put the option to them during April 2004 and force the sale of the Minnesota properties.

How does our organization structure appear today?



* Includes Mr. Lund, Mr. Hoyt and Mr. Lambert

How will our organization structure appear after closing the transactions related to Hampton's contribution of Richton Trail to Paragon Real Estate?



*   Assumes all of the preferred shares are exchanged for common shares pursuant to exchange offer.

**   Mr. Mastandrea is the general partner and owns 40% of Hampton Court.

***   Hampton's 813,938 limited partnership units are redeemable for cash or convertible, at our option, into our common shares at a conversion rate of 22.881 common shares for each limited partnership unit.

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How will our organization structure appear after the sale of the existing Minnesota properties?



32,172,026 Common Shares*
Paragon Real Estate Equity and Investment Trust
J. Mastandrea**
Various individuals
G.P.
L.P.
1% G.P.
Hampton Court Associates, L.P.
99% L.P.***
Paragon Real Estate, L.P.

* Assumes all of the preferred shares are exchanged for common shares under the exchange offer and that 50% of the purchase price for the Minnesota Properties is paid with 5,635,292 common shares held by Mr. Lund and Mr. Hoyt.

** Mr. Mastandrea is the general partner and owns 40% of Hampton Court.

*** Hampton's 813,938 limited partnership units are redeemable for cash or convertible, at our option, into our common shares at a conversion rate of 22.881 common shares for each limited partnership unit.

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With the closing of the proposed transactions, including the sale of our existing Minnesota properties, what ownership position will Paragon Development hold in Stonehaven?


J. Mastandrea,
J. Dee and others
Paragon Real Estate Development, LLC*
(15,926,960 CommonShares**)
Irrevocable proxy held by
J. Mastandrea and J. Dee
(2,582,321 Common Shares)
Other Shareholders
(13,662,745 Common Shares)
(49.5%)
(8%)
(42.5%)
Paragon Real Estate Equity and Investment Trust
(fka Stonehaven Realty Trust)

* Paragon Development will hold Mr. Mastandrea and Mr. Dee's common shares for their benefit.

** Assumes all of the preferred shares are exchanged for common shares. The total does not reflect any additional common shares that Paragon Development may be entitled to in the future pursuant to the terms of the additional contribution agreement. This total also does not include 18,623,715 common shares that could be issued to Hampton Court in the future pursuant to the conversion rights of its limited partnership units in Paragon Real Estate. Mr. Mastandrea is Hampton's general partner.

What is the board's position on the proposed transactions?

The board of trustees unanimously approved the transactions related to Hampton's contribution of Richton Trail to Paragon Real Estate and the exchange offer. With respect to the sale of the Minnesota properties, Mr. Hoyt and Mr. Lund abstained from voting. With respect to a voting and stock restriction agreement to which Mr. Lund, Mr. Hoyt and Mr. Lambert are parties, all three trustees abstained from voting. The independent trustees unanimously approved these two matters. The board recommends that you vote in favor of the proposals being presented at the annual meeting.

What is our former management's position regarding the proposed transactions?

Mr. Lund, Mr. Hoyt and Mr. Lambert entered into a voting agreement with Mr. Mastandrea, Mr. Dee and Paragon Development, in which Mr. Lund, Mr. Hoyt and Mr. Lambert, who collectively own 40.3% of our preferred and common shares, have provided an irrevocable proxy to our new management to vote in favor of the proposed transactions and to vote against any proposal which impairs or delays our ability to complete the proposed transactions.

Summary — Exchange Offer

What is the exchange offer?

We are offering to exchange 22.881 of our common shares for each of our preferred shares.

What is the purpose of the exchange offer?

We are seeking to simplify our capital structure and improve the liquidity of our common shares, which we believe will enhance our attractiveness to investors. In addition, amendment to the terms of the preferred shares, which will be effective upon the conclusion of the exchange, will eliminate past-due dividends on the preferred shares and the requirement to pay dividends in the future. Finally, the completion of the exchange offer is a condition to closing the proposed transactions relating to Hampton's contribution of Richton Trail to our new operating partnership.

When does the exchange offer begin?

The exchange offer begins at 12:01 a.m. Eastern Time on May 30, 2003, the day we are first sending this proxy statement and exchange offer to our shareholders.

When does the exchange offer end?

The exchange offer expires on Monday, June 30, 2003, at 12:00 midnight Eastern Time, unless we elect to extend the offer.

How do I participate in the exchange offer?

The procedure for tendering your preferred shares depends on the form in which you hold your shares. Please see "The Exchange Offer — Procedures for Tendering Your Preferred Shares" beginning on page 106 for information on this process.

Will the common shares I receive in the exchange be freely tradable?

Our common shares are presently listed on the American Stock Exchange under the symbol "RPP." We have applied to list the common shares to be issued in the exchange. Upon the approval and closing of the proposed transactions described in this proxy statement, including changing our name to "Paragon Real Estate Equity and Investment Trust," we plan to begin trading under the new symbol "PRG." However, our common shares could be delisted by Amex. See "Risk Factors – Other Risks Regarding Trading of Our Shares" beginning on page 30.

What if I tender my preferred shares and then change my mind?

You can withdraw tenders of preferred shares at any time before the expiration of the exchange offer and, unless we have already accepted your preferred shares for exchange, at any time after July 25, 2003.

Why do we believe the exchange offer is advantageous to our preferred shareholders?

We believe the exchange offer is advantageous to our preferred shareholders in several respects:

- The exchange allows preferred shareholders to receive significantly more common shares than they would be entitled to receive under the conversion provisions of the preferred shares.

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- The exchange allows preferred shareholders to obtain greater liquidity on their investment in Stonehaven because our common shares are more actively traded than our preferred shares.

- The exchange allows preferred shareholders to obtain common shares at a premium to the trading value of the preferred shares.

What is the board's position regarding the exchange offer?

Our board believes the exchange offer is in Stonehaven's best interests, has unanimously approved it, and recommends that you participate in the exchange offer, subject to your individual investment objectives and circumstances. However, you must make your own determination as to whether to tender your preferred shares in exchange for common shares. We urge you to read this proxy statement carefully.

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SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The selected historical financial data as of and for the years ended December 31, 2002 and 2001 has been derived from and should be read in conjunction with our audited consolidated financial statements for those years. The selected historical financial data as of and for the three months ended March 31, 2003 and 2002 has been derived from and should be read in conjunction with our unaudited consolidated financial statements for those quarters, which, in the opinion of management, include all adjustments necessary for a fair statement of the results for the unaudited interim periods.

The unaudited selected pro forma financial data has been derived from the pro forma condensed consolidating financial statements shown in the section "Pro Forma Financial Information" beginning on page 66. The selected pro forma operating data for the three months ended March 31, 2003 and the year ended December 31, 2002 have been prepared as if the acquisition of Richton Trail and the sale of the Minnesota properties occurred at January 1, 2002 and the effect of the transactions was carried forward. The selected pro forma balance sheet data as of December 31, 2002 and March 31, 2003 has been prepared as if the acquisition of the Richton Trail apartments and the sale of our four commercial real estate properties in Minnesota had been consummated on the respective balance sheet date.

(Dollars in thousands, except share and per share data)

	Year ended December 31,			Three months ended March 31,		
	Pro Forma (a) 2002	**Historical (b)**		**Pro Forma (a) 2003**	**Historical (c)**	
		2002	**2001**		**2003**	**2002**
	(unaudited)			(unaudited)		
Operating Data:						
Revenues						
Rental revenue	$ 584	$ 887	$ 1,122	$ 146	$ 219	$ 221
Tenant recoveries	17	472	692	2	107	80
Interest and other	40	30	97	7	5	6
Total revenues	641	1,389	1,911	155	331	307
Expenses						
Property expenses	302	647	714	79	158	148
Depreciation and amortization	99(d)	250	436	25(d)	56	63
Interest	154(e)	449	712	28(e)	84	122
General and administrative	973(f)	673	660	279	288	197
Provision for loss on real estate investments	—	2,023		—	—	—
Total expenses	1,528	4,042	2,522	411	586	530
Loss from operations before loss allocated to minority interest	(887)	(2,653)	(611)	(256)	(255)	(223)
Loss on sale of investments in real estate	—	—	(166)	—	—	—
Gain (loss) on sale of marketable securities	56	56	(667)	—	—	56
Provision for loss on marketable securities	(1,048)	(1,048)	—	—	—	—
Loss allocated to minority interest	719(g)	169	132	94(g)	10	7
Loss from continuing operations	(1,160)	(3,476)	(1,312)	(162)	(245)	(160)
Discontinued operations:						
Gain on disposal of technology segment, net	—	—	357	—	—	—
Discontinued operations, net	(82)	(82)	(1,700)	—	—	(13)
Net loss	(1,242)	(3,558)	(2,655)	(162)	(245)	(173)
Preferred Share Dividends	—(h)	(630)	(630)	—(h)	—	—
Net loss available to Common Shareholders	$ (1,242)	$ (4,188)	$ (3,285)	$ (162)	$ (245)	$ (173)
Loss from continuing operations per Common Share:						
Basic and Diluted	$ (0.04)	$ (0.77)	$ (0.29)	(0.01)	$ (0.05)	$ (0.04)
Net loss available to Common Shareholders per Common Share:						
Basic and Diluted	$ (0.04)	$ (0.93)	$ (0.73)	(0.01)	$ (0.05)	$ (0.04)
Weighted average number of Common Shares outstanding	32,172,026(i)	4,517,524	4,517,524	32,172,026(i)	4,517,524	4,517,524

	Year ended December 31,			Three months ended March 31,		
		Historical (b)			Historical (c)	
	Pro Forma (a) 2002	2002	2001	Pro Forma (a) 2003	2003	2002
	(unaudited)			(unaudited)		
Balance Sheet Data (as of period end):						
Real estate investment, net	$ 3,915	$8,290		$3,910(j)	$8,380	
Total assets	6,286	9,924		6,035(j)	9,794	
Mortgage loans and notes payable	1,568	6,448		1,568(j)	6,440	
Total liabilities	1,937	6,903		1,979(j)	7,036	
Minority interest in consolidated subsidiary	2,332	—		2,332(j)	—	
Shareholders' equity	2,017	3,021		1,724(k)	2,758	
Book value per Preferred Share	$ —	$ 4.55		$ —	$ 4.16	
Book value per Common Share	$ 0.06	$ —		$ 0.05	$ —	
Other Data:						
Cash flows provided by (used in):						
Operating activities	(l)	$ (341)	$ 571	(l)	$ (52)	$ (136)
Investing activities	(l)	1,194	3,476	(l)	(166)	1,245
Financing activities	(l)	(719)	(1,444)	(l)	(8)	(28)
Discontinued operations	(l)	(646)	(2,698)	(l)	(27)	(54)
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	(11.20)	(2.94)	(0.54)	(8.01)	(1.99)	(0.35)
Property Data (as of period end):						
Number of properties owned	1(m)	4	4	1(m)	4	4
Total rentable square feet owned (in thousands)	—	129	129	—	129	129
Total units owned	72(m)	—	—	72(m)	—	—

a) Pro forma revenues and expenses include the revenues and certain expenses of Richton Trail and exclude the historical revenue and expenses associated with the Minnesota properties for the year ended December 31, 2002 and for the three months ended March 31, 2003, respectively.

b) As reported in the financial statements of Stonehaven, for the years ended December 31, 2002 and 2001.

c) As reported in the financial statements of Stonehaven, for the three months ended March 31, 2003 and 2002.

d) Pro forma depreciation expense includes Richton Trail based on its appraised value of $3,900,000 of which $780,000 is land and $3,120,000 is building.

e) Pro forma interest expense represents interest at 7.25% per annum on the $1,568,000 of mortgage debt secured by Richton Trail.

f) Pro forma general and administrative expense includes $300,000 for the severance of Duane H. Lund. The severance was paid in the form of 95,541 preferred shares, valued on the average of the closing price of the preferred shares for the month preceding the execution of the contribution agreement.

g) Pro forma loss allocated to minority interest reflects the issuance of 813,938 limited partnership units to the seller of Richton Trail.

h) In the pro forma operating data, the preferred share dividend has been eliminated due to the assumed conversion of all preferred shares into common shares, at the rate of 22.881 commons shares per preferred share.

i) Pro forma weighted average number of common shares outstanding reflects the issuance of 696,078 preferred shares in the aggregate to James C. Mastandrea and John J. Dee and 95,541 preferred shares to Mr. Lund; the acceptance of the exchange offer by all remaining preferred shareholders, resulting in the conversion, at the rate of 22.881 common shares per preferred share, of all of the 663,291 existing preferred shares, the 696,078 preferred shares issued to Mr. Mastandrea and Mr. Dee, and the 95,541 preferred shares issued to Mr. Lund; and the redemption by Stonehaven of 5,635,292 common shares for a portion of the sale price of the Minnesota properties.

j) Pro forma real estate investment, net of accumulated depreciation, and total assets reflect the acquisition of Richton Trail for $3,900,000. Pro forma mortgage loans and total liabilities include $1,568,000 of assumed non-recourse mortgage debt, financed through the issuance of limited partnership units with an assigned value of $2,332,000.

k) Pro forma shareholders' equity reflects the redemption and cancellation of 5,635,292 common shares received for a portion of the sale price of the Minnesota properties.

l) Pro forma information relating to cash flows from operating, investing and financing activities has not been included because management believes that the information would not be meaningful due to the number of assumptions required in order to calculate this information.

m) Pro forma property data shows Richton Trail's 72 apartment unit.

The pro forma selected financial data does not purport to represent what our financial position or results of operations would have been assuming the purchase of Richton Trail and the sale of the Minnesota properties had occurred at the date or for the period indicated, nor do they purport to project our financial position or results of operations at any future date or for any future period. The historical and pro forma selected financial data should be read in conjunction with our consolidated financial statements for the year ended December 31, 2002, included in our Annual Report on Form 10-KSB/A for the year ended December 31, 2002, our consolidated financial statements for the three-months ended March 31, 2003, included in our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2003, and the section "Pro Forma Financial Information" beginning on page 66.

RISK FACTORS

You should carefully consider the risks described below before voting your common or preferred shares or deciding whether to exchange your preferred shares.

Risks Related to the Proposed Transactions

The proposed transactions may not be beneficial to our shareholders.

Under the contribution agreement and related agreements, we are replacing our entire management and board of trustees, selling our existing Minnesota properties, purchasing apartment buildings in Illinois and implementing a national real estate acquisition, development and re-development strategy. We can provide no assurance that the transactions will be approved by our shareholders and successfully consummated. If the transactions are closed, our shares may not trade at or near current market levels, and our shareholders, if they decide to sell their shares, may not receive as much for their shares as the current market price. Similarly, if the transactions are not closed and if we decide on an alternative business plan, our shareholders may not receive as much for their shares as the current market price.

Our liquidation value may be higher than the current and future market price of our share.

If we are not successful in our proposed business plan, shareholders may not realize as much as they would have if we had liquidated. The preferred shares are entitled to a liquidation preference of $10 per share, plus accrued and unpaid dividends. The board of trustees estimated the liquidation value as of December 31, 2002 to be approximately $3.80 per preferred share, including approximately $500,000 in liquidation costs.

Our cash resources are limited.

As of December 31, 2002, we had unrestricted cash of $1.0 million and marketable securities available for sale of $150,000, consisting of 40,000 shares of common stock of Stellent, Inc. The NASDAQ closing quote on May 12, 2003 was $5.15 per share of common stock of Stellent. We are dependent on our existing cash resources and our Stellent shares to meet our liquidity needs because cash from operations are not sufficient to meet our operating and current shareholder dividend requirements. Even if the preferred shareholders agree to waive the dividend payment that would otherwise accrue and be payable in May 2003, as well as all other future dividends, our cash resources will not be sufficient to fulfill our business plan.

We have a history of losses.

We have reported net losses for each year since our inception. We had an accumulated deficit of approximately $22.6 million as of December 31, 2002. There can be no assurance that we will become profitable in the future.

We will have $8.0 million in debt after the acquisition of Richton Trail Apartments.

We have no limitation on the amount of debt that we may incur in the purchase, sale, development or expansion of any property. The existing properties in Minnesota secure

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approximately $6.4 million of outstanding aggregate mortgage debt and Richton Trail secures approximately $1.6 million of outstanding mortgage debt. In the future, we may incur additional indebtedness to finance acquisitions and development. Our debt service requirements may reduce funds available for operations and future business opportunities and increase our vulnerability to adverse general economic and industry conditions and competition.

We need additional capital to execute our business plan and may not be able to obtain it.

To execute our national real estate strategy, we need additional equity and debt financing to grow. Additional financing may have unacceptable terms or may not be available at all for reasons relating to:

- limited operating history;

- our inability to meet our business plan;

- lenders' or investors' view of real estate operating companies with different types of properties or small-capitalization companies; and

- continued weakness in capital markets.

If adequate financing is not available, we may not be able to acquire additional properties or develop new properties. Failure to obtain this financing will materially and adversely affect our strategy. Any additional capital will dilute our existing shareholders, and we expect that as we grow, our existing shareholders will be diluted significantly.

We will be subject to risks with debt financing.

There are numerous risks associated with debt financing that we obtain:

- We must generate cash to service our debt;

- We may not be able to refinance existing indebtedness, including the $4.2 million of our variable rate debt that comes due on June 30, 2003, and upon maturity or the terms of any refinancing may not be as favorable as the terms of our existing indebtedness;

- We may not be able to obtain our lenders' consent to sell any of our existing properties or to assign the indebtedness upon a sale;

- An increase in interest expense would adversely affect our cash flow, our ability to make distributions to our shareholders and the value of our shares;

- We may not be able to finance necessary capital expenditures for renovations and other improvements on favorable terms or at all; and

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- If one of our properties is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the property could be foreclosed with a consequent loss of income and asset value to us.

Our existing properties in Minnesota secure approximately $6.4 million of outstanding aggregate mortgage indebtedness, of which $2.2 million bears interest at a fixed annual rate of 7.0% and $4.2 million bears interest at the variable rate of prime (4.25% as of December 31, 2002). The sale of our existing properties, as proposed, or the assignment of our indebtedness will require our lenders' prior consent. We may not be able to obtain these consents. We do not have any presently defined source of refinancing upon the maturity of any of our existing debt. Of our total mortgage indebtedness, approximately $4.2 million matures on June 30, 2003. We are making arrangements to obtain an extension of the loan term for one year or more. Upon acquisition, we also intend to refinance Richton Trail's debt, which as of May 1, 2003 has an outstanding principal amount of $1.6 million, bears interest at 7.25% per annum and matures in October 2012. However, there can be no guarantee that we will be successful in obtaining the extension or refinancing or whether the extension or refinancing will be at the same terms as the present loans. If the terms of the extension or refinancing vary significantly from the present terms, or if we are unsuccessful in obtaining an extension or refinancing, our operations, liquidity and financial results may be materially and adversely affected.

Our expansion into new types of property may not be beneficial.

In the past several years, our real estate focus was to acquire and develop office and industrial properties. Richton Trail is a multi-family residential property, and under the proposed national real estate strategy, we may acquire properties of all types. There can be no assurance that our management will be able successfully to integrate and oversee these diverse types of properties. Even if our management is successful, investors may not value a diverse portfolio of properties as highly as they would value portfolios consisting of only the same type of properties.

We may not be able to manage our growth effectively.

Our national real estate strategy envisions significant growth. This growth will require increased investment in management and professionals, personnel, financial and management systems and controls and facilities, which could cause operating results to vary significantly from quarter to quarter and could negatively impact our financial results. Any difficulty or significant delay in the implementation or operation of existing or new systems or integration of new personnel could adversely affect our ability to manage growth.

The exchange of our preferred shares for our common shares will result in significant dilution to our common shareholders.

Under our declaration of trust, each of our Class A preferred shares may be converted into common shares at the rate of 3.448 common shares for each preferred share. As part of the proposed transactions, we are offering the holders of our preferred shares a one-time incentive to exchange each preferred share for 22.881 common shares. As a condition to the contribution of Richton Trail's apartment buildings, at least 80% of the preferred shares must convert into our common shares. Assuming all of the preferred shares are converted at the one-time incentive rate, including the shares being issued to Mr. Mastandrea and Mr. Dee under their restricted share agreements and the 95,541 preferred shares issued to Mr. Lund, our former chief executive officer, in lieu of a cash severance payment, our common shares outstanding will increase from the current 4,517,524 shares to 37,807,318 shares. This increase in common shares will also dilute the voting power of our currently issued and outstanding common shares from 63.3% to 11.9%. The units being issued to Hampton in connection with our newly-established operating partnership would if converted into our common shares further dilute the ownership interests of current common shareholders.

James C. Mastandrea will control a significant percentage of our shares.

Mr. Mastandrea is a member and the manager of Paragon Real Estate Development LLC. The 696,078 preferred shares to be issued to Mr. Mastandrea and Mr. Dee under their restricted share agreements will be assigned to Paragon Development. Mr. Mastandrea and Mr. Dee have also been granted an irrevocable proxy by Duane H. Lund, Steven B. Hoyt and Paul T. Lambert. This proxy entitles Mr. Mastandrea and Mr. Dee to vote 274,908 preferred shares and 1,927,443 common shares. Mr. Lund was issued 95,541 preferred shares in lieu of a cash severance payment, which shares are included in the irrevocable proxy. In addition, Mr. Mastandrea will own directly or indirectly 325,575 units in our Paragon operating partnership, which may be converted into 7,449,481 common shares or cash, at our discretion, at any time after four years from the closing date of the proposed transactions. If Mr. Mastandrea caused Hampton, of which he is the general partner, to redeem all of the limited partnership units in the Paragon operating partnership, and we elected to convert such units into common shares, if all of the preferred shares held by Paragon Development were converted into common shares, and if all the preferred shares were exchanged for common shares in the exchange offer, then, after the sale of our Wellington general partnership interests and assuming 5,635,292 common shares were redeemed by us as partial payment, Mr. Mastandrea would own or have the right to vote approximately 68.0% of our common shares. Consequently, he would have the ability to approve most matters requiring the vote of shareholders which may result in corporate action with which you do not agree.

Mr. Mastandrea has the right to appoint a majority of our board of trustees.

Under the restricted share agreements, Mr. Mastandrea will have the right to appoint five trustees to our board as long as Paragon Development owns either:

- a majority of the preferred shares, or

- 40% or more of the sum of the restricted shares issued to Mr. Mastandrea and Mr. Dee and the common shares issued to them upon conversion of their restricted preferred shares into restricted common shares upon completion of the exchange offer.

Even if these conditions are not met, Mr. Mastandrea's appointment right will continue until March 4, 2013; provided that if Mr. Mastandrea remains as our Chairman or Chief Executive Officer on that date, the right to appoint five trustees will continue until the time Mr.

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Mastandrea is no longer our Chairman or Chief Executive Officer. Although Mr. Mastandrea has waived this right in the present election, he may exercise it any time in the future.

Mr. Mastandrea and Mr. Dee have conflicts of interest in the proposed transactions.

James C. Mastandrea is our Chairman of the Board, Chief Executive Officer and President. Stonehaven will be the general partner of the Paragon operating partnership and Mr. Mastandrea, as our Chief Executive Officer, will, therefore, oversee the day to day operations of the operating partnership. After the transactions are closed, Mr. Mastandrea will own directly or indirectly limited partnership units totaling 40% of the operating partnership. Because of his different positions, Mr. Mastandrea will face conflicts of interest in making determinations regarding the Paragon operating partnership. Mr. Mastandrea's interests may differ from the interests of our shareholders and the other limited partners, including different and more adverse tax consequences than holders of our common or preferred shares upon the sale of Richton Trail, the refinancing of Richton Trail's debt, or in connection with any proposed tender offer or merger involving us. Therefore, we and Mr. Mastandrea, as partners in the Paragon operating partnership, may have different objectives regarding the appropriate terms of any such transaction.

John J. Dee is our Senior Vice President and Chief Financial Officer. Mr. Mastandrea and Mr. Dee may have a conflict of interest with respect to their obligations as officers and trustees to the extent we attempt or the Paragon operating partnership attempts to enforce the terms of the contribution agreement, the Paragon operating partnership agreement or any other agreement to which we and either or both Mr. Mastandrea and Mr. Dee are parties. The failure to enforce the material terms of any such agreement, particularly indemnification provisions and the remedy provisions for breaches of representations and warranties or failures to perform covenants, could result in a substantial monetary loss to or otherwise could have a material adverse effect on us and our shareholders.

Mr. Mastandrea has additional conflicts of interest because he owns the management company that manages Richton Trail and his spouse, who is President and CEO of the management company, supervises the on-site property management employees.

Midwest Illinois Realty Corp., an Illinois corporation, is owned by Mr. Mastandrea and is the management company that has managed and will continue to manage Richton Trail. Mr. Mastandrea's spouse is President and CEO of Midwest Illinois Realty and supervises the on-site property employees who manage the daily operations of Richton Trail. The existing management fee of 4.0% of gross revenues will increase to 4.5% of revenues collected, excluding expense reimbursements and forfeited security deposits, after the contribution of Richton Trail to the Paragon operating partnership. While the contract to manage Richton Trail, including the management fee, is at a competitive market rate for similar services with an unrelated company, it was not negotiated at arm's-length. We cannot provide any assurance that a contract with an independent third party could not be negotiated upon terms more favorable to us. In addition, Mr. Mastandrea owns another company, MDC Realty Corporation, an Illinois corporation, which is reimbursed, at cost, for the payroll costs of the employees at Richton Trail that are processed by MDC Realty through an unaffiliated payroll services provider. MDC Realty does not charge Richton for these services. As our Chairman of the Board, Chief Executive Officer and President, and because we will be the

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general partner of the Paragon operating partnership that will be contracting with Midwest Illinois Realty and MDC Realty, Mr. Mastandrea will face conflicts of interest in making determinations regarding the management of Richton Trail and the enforcement of the terms of the Richton Trail management agreement.

We may face competition from other business interests of Mr. Mastandrea.

Mr. Mastandrea may own or have a substantial economic interest in properties that will not be acquired by us as part of the proposed transactions. In particular, Mr. Mastandrea owns a combined mixed-use shopping plaza and office facility in suburban Chicago, Illinois. We do not believe that this property will compete with any of the properties owned by us after completion of the proposed transactions; however, it is possible that this property may compete with us in the future in the event we invest in a property in close proximity to it.

We will be dependent on a small number of key senior professionals and the loss of any of these professionals could adversely affect our results and may, in turn, negatively affect the market price of our common and preferred shares and our ability to pay dividends.

The loss of professionals, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results. Among the key professionals on whom we will depend, and whose loss could have a material adverse effect on our business, are Mr. Mastandrea, Mr. Dee and Steven M. Edelman, our Chief Investment Officer and Senior Vice President. We believe that personal relationships with potential investors, lenders and sellers of real estate properties and projects are an important component of our national real estate strategy. These relationships depend in part upon the individual employees who represent us. We will face competition for experienced real estate professionals. We cannot assure you that losses of key personnel due to competition or otherwise will not occur.

Existing trustees have conflicts of interests with respect to the proposed transactions.

Steven B. Hoyt, one of our trustees and our former Chairman, is a limited partner in the Wellington operating partnership and he, along with Duane H. Lund, a trustee and our former Chief Executive Officer, were granted an option to purchase our general partnership interest in the Wellington operating partnership which if exercised will result in the sale of our existing Minnesota properties. Paul T. Lambert, one of our trustees, indirectly owns limited partnership interests but is not part of the option group. We have agreed to structure the sale of our Wellington general partnership interests as a tax deferred transaction for the benefit of Mr. Lund and Mr. Hoyt. Mr. Lund and Mr. Hoyt may use shares of Stonehaven that they currently own toward their purchase of the Wellington general partnership interests. Under the terms of the amendment to the Wellington operating partnership, if shares are used for the purchase price, the minimum fair market value of the shares will in no event be less than $0.151 per common share, regardless of the actual market price of the common shares at the time the option is exercised. Mr. Lund received 95,541 preferred shares in lieu of a $300,000 cash severance payment. Mr. Hoyt, Mr. Lund and Mr. Lambert abstained from voting as trustees with respect to the amendment to the Wellington partnership agreement.

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We may not have received enough consideration for the sale of the Minnesota properties because of the fixed price option and the potential use of our shares as payment.

The option held by Mr. Hoyt and Mr. Lund to purchase our general partnership interest in the Wellington operating partnership and consequently to purchase our Minnesota properties is fixed at a purchase price equal to 92.9% of the difference between $8,275,000 (its appraised value) and the then mortgage balances on the Minnesota properties, not to exceed $6,443,075. The option may be exercised any time after September 30, 2003, and before March 31, 2004. If the option is not exercised by March 31, 2004, we have the right to require that Mr. Hoyt and Mr. Lund purchase our units. Our put right expires April 30, 2004. If the market price for our Minnesota properties increases between now and the closing date, we will not receive the benefit of any of the increase.

In addition, Mr. Hoyt and Mr. Lund have the right to pay for up to 50% of the purchase price with our shares that they currently own. The shares will be valued at the average closing price for the 30 calendar days immediately preceding the closing date for the sale of the Minnesota properties. However, Mr. Hoyt and Mr. Lund will have the benefit of valuing their preferred shares at the one-time exchange offer conversion price of one preferred share for 22.881 common shares and the common shares will in no event be valued at less than $0.151 per common share equivalent. The $0.151 per common share price was determined based on the closing price during the month immediately preceding the announcement of the proposed transactions. Thus, if our common share price is below $0.151 for the 30 calendar days immediately preceding the closing date, Mr. Hoyt and Mr. Lund will have the benefit of the higher price when exercising their option to purchase the Minnesota properties.

No independent representative was retained by the board of trustees to act on behalf of our shareholders.

The board of trustees, consisting at that time of Kim A. Culp, Mr. Hoyt, Mr. Lambert, Mr. Lund and Edward Padilla, in negotiations with Mr. Mastandrea, has been responsible for structuring all the terms and conditions of the proposed transactions. Although we received an appraisal with respect to the Richton Trail apartment buildings and appraisals with respect to the Minnesota properties, no one has provided a fairness opinion with respect to the transactions. We have not retained any outside representatives to act on behalf of the shareholders in negotiating the terms and conditions of the proposed transactions. Legal counsel engaged to assist with the preparation of the documentation for the transactions, including this proxy statement and exchange offer, was engaged by the board of trustees and did not serve, or purport to serve, as legal counsel to the shareholders. If an independent representative had been retained for the shareholders, the terms of the proposed transactions may have been different and, possibly, more favorable to the shareholders.

The board of trustees has the ability to effect changes to our major policies, including our investment policy, without the vote of shareholders.

Our major policies, including policies with respect to acquisitions, mergers, financing, growth, debt capitalization, recapitalization of the equity structure and distributions will be determined by our board of trustees. Although the board of trustees intends to implement the business plan described in this proxy statement and exchange offer and has no present intent to change that business plan, the board may amend or revise these and other policies from time to time without the vote of the shareholders. Accordingly, the shareholders will have no direct control over changes in our policies and changes in our policies may not fully serve the interests of all of our shareholders.

We cannot sell the Richton Trail for ten years.

We are precluded by the Paragon partnership agreement from selling the Richton Trail apartment buildings for ten years following the consummation of the proposed transactions without the consent of Mr. Mastandrea. Mr. Mastandrea's right to consent may present him with a conflict of interest.

Shareholders could experience possible future dilution through the issuance of additional shares or partnership interests.

As a result of growth relating to acquisitions financed with the issuance of additional preferred or common shares or interests in the Paragon operating partnership or any similar entity of ours, you could experience significant future dilution. We cannot estimate how much dilution will occur, but anticipate that it will be significant.

We currently do not plan to distribute dividends to the holders of our shares.

Unless we again become a real estate investment trust, our dividend policy, which will continue as we implement our national real estate strategy, is to retain earnings in order to fund the operation and expansion of our business. Accordingly, we do not intend to pay cash dividends on our common shares. Any payment of future cash dividends, if any, and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our board of trustees.

Our real estate assets are located in only two markets.

All of our existing properties are located in Minnesota. Under the proposed transactions, we plan to sell these properties at a fixed price, and purchase Richton Trail which is located in Illinois. Assuming no other property acquisitions under our national real estate expansion strategy, our financial performance is dependent upon economic conditions in these two states and the specific local markets where the properties are located. Like other real estate markets, these markets have experienced economic downturns in the past. Such slowdowns can lead companies to lay off employees, which might cause them to require less office space, and can cause individuals to move or miss rent payments. Slowdowns can also result in companies experiencing difficulty with their cash flow that might cause them to delay or miss making their lease payments. Declines in the economy of the Minnesota and Illinois real estate markets could adversely affect our operations or cash flow and ability to meet ongoing obligations, pay distributions to our shareholders, if in the future we elect to pay cash dividends on our common shares, and adversely impact the value of our shares.

Acquiring and consolidating Richton Trail may lead to unexpected costs.

There can be no assurance that costs or other factors associated with the integration of Richton Trail will not adversely affect future combined results of operations. Additionally,

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the timing and integration of the separate business enterprises may cause substantial fluctuations in operating results for the foreseeable future.

You will not have any appraisal rights in connection with the transactions.

You do not have any statutory appraisal rights under our declaration of trust or Maryland law to choose to have the fair value of your preferred or common shares judicially appraised and paid to you in connection with or as a result of the transactions.

<p align="center">**Real Estate Risks**</p>

We face competition from numerous real estate entities with greater resources than ours.

We compete for the acquisition of properties with many entities, including, among others, publicly-traded REITs, life insurance companies, pension funds, partnerships and individual investors. Many competitors have substantially greater financial and personnel resources than we do. Competition may reduce the number of suitable acquisition opportunities offered to us and increase the bargaining power of property owners seeking to sell. In addition, certain competitors may be willing to accept lower returns on their investments. If competitors prevent us from buying properties that may be targeted for acquisition, our business plan may be adversely impacted, as will our capital appreciation and valuation goals.

Because real estate is illiquid, we may not be able to sell properties when appropriate.

Real estate investments generally cannot be sold quickly. As we grow in accordance with our business plan, this illiquidity will limit our ability to alter our portfolio, whether necessary to sell our properties, to raise capital, or in response to changes in economic or other conditions. In addition, the sale price of any disposition may not recoup or exceed the amount of our investment.

Our operating costs may rise, which could reduce our cash flow.

As we expand, our operating costs may increase as a percentage of our revenue as a result of rising costs and the terrorist attacks on September 11, 2001. As a direct result of the September 11, 2001 attacks, costs have increased for building security, property/casualty and liability insurance, and property maintenance. In addition, following the September 11th attacks, we have increased the level of security at our properties. We may not be able to pass along the increased costs associated with such increased building security to our tenants, which could reduce our cash flow.

Our existing insurance policies expire in December 2003. As a result of the terrorist attacks, the cost of premiums for comparable coverage may be higher, and may be significantly higher, when it is time to renew our coverage. Furthermore, in light of recently-adopted securities laws and regulations and the additional responsibility given to audit committees as a result, we may experience increased costs in our directors' and officers' insurance premiums and fees for auditors and other independent third parties hired by the audit committee to fulfill its expanded responsibilities.

Because of rising costs in general, we might experience increases in our property maintenance costs, such as for cleaning, electricity and heating, ventilation and air conditioning. In general, under our leases with tenants, we pass on a portion of these costs to them. We cannot be assured, however, that tenants will actually bear the full burden of these higher costs, or that such increased costs will not lead them, or other prospective tenants, to seek office space elsewhere. If operating expenses increase, the availability of other comparable office space in our specific geographic market may limit our ability to increase rents, which could reduce our cash flows and limit our ability to make distributions to shareholders, if in the future we elect to pay cash dividends on our common shares.

New development and acquisitions may not produce results in accordance with our expectations and may require development and renovation costs exceeding our estimates.

Our new real estate investment strategy will be to grow by acquiring, developing and re-developing additional real estate properties. Once made, our investments may not produce results in accordance with our expectations. Our actual renovation and improvement costs to bring an acquired property up to market standards or to bring space of an existing building up to standards for a tenant may exceed our estimates. Risks associated with these activities include:

- the unavailability of financing, favorable or otherwise;

- construction costs exceeding original estimates;

- construction and lease-up delays resulting in increased debt service and construction costs; and

- complications in obtaining necessary zoning, occupancy and other governmental permits.

In addition, acquisitions and development projects require a significant amount of management's time which could divert management's attention away from the daily operation of our business.

Financially distressed tenants may limit our ability to realize the value of our investments.

Following a tenant's lease default, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and recovering lease and other payments owed to us. In addition, a tenant may seek bankruptcy law protection, which could relieve the tenant from its obligation to make lease payments.

We may be unable to renew leases or relet space as leases expire.

If a tenant fails to renew a lease upon expiration, we may be unable to relet the tenant's space. Even if the tenants do renew their leases or we can relet the space, the terms of

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renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. Certain leases may grant the tenants an early termination right upon payment of a termination penalty. Although we have estimated our expenditures for new and renewal leases for 2003, we cannot provide assurance as to the accuracy of these estimates.

Some potential losses are not fully covered by insurance or may not be covered by insurance at all.

We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. We believe the policy specification and insured limits of these policies are adequate and appropriate. However, there are types of losses, such as losses from casualties associated with civil unrest, acts of God, including natural disasters, and acts of war that generally are not insured.

As a consequence of the September 11th attacks, we may be unable to renew or duplicate our current insurance coverage in adequate amounts. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or if offered, these types of insurance may be prohibitively expensive. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under these circumstances, the insurance proceeds received by us might not be adequate to restore our economic position with respect to that property. In such an event, we may nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot provide assurance that material losses in excess of insurance proceeds will not occur in the future. If any of our properties experience a catastrophic loss, the loss could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property, if we are able to make the repairs or rebuild the property at all. These events could adversely affect our cash flow and ability to make distributions to shareholders.

The ownership of real estate is subject to numerous risks generally.

The underlying value of our real estate investments and our income and our ability to make future distributions to our shareholders are dependent upon our ability to operate the apartment buildings and our other properties in a manner sufficient to maintain or increase cash available for distribution. Income from the properties may be adversely affected by:

- changes in national economic conditions;

- changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics;

- changes in interest rates and in the availability, cost and terms of mortgage funds;

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- impact of present or future environmental legislation and compliance with environmental laws;

- ongoing need for capital improvements, particularly in older properties;

- more attractive lease incentives offered by competitors in similar markets;

- changes in real estate tax rates and other operating expenses;

- adverse changes in governmental rules and fiscal policies;

- adverse changes in zoning laws; and

- other factors which are beyond our control.

Liability for environmental matters could adversely affect our financial position.

Under various federal, state, and local environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. The owner or operator is not always in a position to know what a tenant stores at its apartment, office or industrial facilities. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property, may adversely affect our ability to lease any or all of a property and our ability to borrow using the contaminated property as collateral. In connection with the ownership of any property, we are potentially liable for any cleanup costs and these costs may be substantial.

Our assessments of our existing properties have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such environmental liability. We also intend to condition future acquisitions on successful environmental assessments. Nevertheless, it is possible that our past and future assessments will not reveal all environmental liabilities or that there are existing or future material environmental liabilities of which we will be unaware.

Compliance with applicable laws, rules and regulations, including the Americans with Disabilities Act, can be costly.

All places of public accommodation are required to meet certain federal requirements, including but not limited to those associated with the Americans with Disabilities Act. A number of additional federal, state and local laws exist that also may require modifications to our present and future properties or restrict certain further renovations thereof, with respect to access thereto by disabled persons.

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Although we believe that our existing properties are substantially in compliance with present requirements, future legislation may impose additional burdens or restrictions on owners with respect to access by disabled persons. Although the costs of compliance with any additional legislation are not currently ascertainable, the costs could be substantial. Limitations or restrictions on the completion of certain renovations may also limit application of our investment strategy in certain instances or reduce overall returns on our investments.

Mr. Hoyt has conflicts of interest with respect to the management of our existing properties.

Mr. Hoyt, one of our trustees, is the controlling shareholder of Hoyt Properties, Inc., which we have retained to manage our existing commercial properties in Minnesota. The contracts to manage our properties include a management fee of 5% payable to Hoyt Properties. Due to Mr. Hoyt's interest in the management company, the contracts are not considered to be negotiated at arms-length.


Risks Associated with Becoming a REIT


If we failed to re-qualify as a REIT, we would be subject to adverse tax consequences.

We will be eligible to be taxed as a REIT on January 1, 2005 and at that time, intend to make this election. If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to our shareholders in computing our taxable income and would be subject to federal tax code, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We intend to operate so as to qualify as a REIT under the federal tax code. Qualification as a REIT involves the application of highly technical and complex federal tax code provisions for which there are only limited judicial and administrative interpretations. Continued qualification as a REIT depends upon our continuing ability to meet various requirements concerning, among other matters, the ownership of our outstanding shares, the nature of our assets, the sources of our income and the amount of our distributions to our shareholders. Unless entitled to relief under provisions of the federal tax code, we also would be ineligible for qualification as a REIT for the four taxable years following the year in which qualification was lost. As a result, distributions to our shareholders would be reduced for each of the years involved. Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the board of trustees to change its determination to seek the REIT election.

Adverse legislative or regulatory tax changes may affect the tax treatment of our shareholders.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations thereof may take effect retroactively and could adversely affect us or you, as a shareholder. On January 7, 2003, the Bush Administration released a proposal that would exclude corporate dividends from an individual's taxable income, to the extent that corporate income tax has been paid on the earnings from which the dividends are paid. REIT dividends would not be exempt from income tax in the hands of an individual shareholder because the income of a REIT generally is not subject to corporate-level tax. This proposal could cause stock in non-REIT corporations to be a more attractive investment to individual investors than stock in REITs. There can be no assurance regarding the form in which this proposal ultimately will be enacted or whether it will in fact be enacted.

Restrictions on Change of Control

As a REIT, no single shareholder will be able to own more than 3.0% of the value of our outstanding shares which may prevent an otherwise beneficial change of control.

In order to elect and maintain qualification as a REIT, not more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals. This requirement is known as the "Five or Fewer Test." To ensure compliance with the "Five or Fewer Test," and as long as we continued to be a REIT, our declaration of trust limited ownership of the issued and outstanding common shares by any single shareholder, directly or by virtue of the attribution provisions of the federal tax code, to 3.0% of the aggregate value of our outstanding shares. We intend to review and restore this provision or a similar one prior to again electing REIT status, while allowing the continued ownership of our shares by Mr. Mastandrea and Mr. Dee. This ownership limit may have the effect of precluding acquisition of control of us by a third party without consent of the board of trustees even if a change in control was in the best interest of our shareholders, and limit the opportunity for shareholders to receive a premium for their shares that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 3.0% of the aggregate value of our outstanding shares or to otherwise effect a change of control of us. A transfer of shares to a person who, as a result of the transfer, violates the ownership limit will be void.

The Maryland anti-takeover statute may restrict business combination opportunities.

Maryland law could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the outstanding preferred and common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest. Maryland law prevents persons from acquiring more than 20% of a company's outstanding shares without following statutory procedures. Maryland law also prohibits "business combinations" (including issuances of equity securities) between a Maryland company and any person who owns 10% or more of the voting power of the company's then outstanding shares of beneficial interest or an affiliate or an associate of the company that, at any time in the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the company's shares (an "Interested Shareholder") or an affiliate of the Interested Shareholder, for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be approved by the board of trustees, 80% of the outstanding voting shares, and two-thirds of voting shares other than voting shares held by an Interested Shareholder unless the preferred and common shareholders receive a minimum price (as defined in Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder.

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Mr. Mastandrea and his affiliates were exempted by our board of trustees from the provisions of Maryland's interested shareholder and control share statutes to permit the acquisition by us of Richton Trail and to allow us to issue preferred and common shares to Mr. Mastandrea and Mr. Dee.

The issuance of preferred shares may prevent an otherwise beneficial change of control.

The issuance of preferred shares could have the effect of delaying or preventing a change of control even if a change of control were in our shareholders' best interest. Our declaration of trust allows the trustees to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued preferred shares of our capital and to issue those shares without any further vote or action by the shareholders. The rights of the holders of our common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that may be issued in the future. However, the board of trustees has no current intent to issue any preferred shares, except as described in this proxy statement and exchange offer.

Our use of our net operating losses to offset our income may be limited in the future.

If we experience an "ownership change," § 382 of the federal tax code limits the amount of our income that can be offset by net operating loss carryovers. An ownership change would occur if, immediately after any owner shift involving a 5% shareholder or any equity structure shift, (A) the percentage of our shares owned by one or more 5% shareholders has increased by more than 50%, over (B) the lowest percentage of our shares owned by those shareholders at any time during the applicable testing period. We have not evaluated the potential effects of § 382, but it is possible that an ownership change will occur to limit our use of net operating losses as a result of the proposed transactions in conjunction with other transfers of shares by 5% shareholders.

Consequences of a Failure to Exchange the Preferred Shares

If you do not tender your preferred shares and we complete the exchange offer, then your rights under the declaration of trust will be substantially diminished.

If you do not exchange your preferred shares in the exchange offer, and we complete the exchange offer, then you will continue to hold your preferred shares subject to the terms of the declaration of trust after giving effect to the proposed amendments. The proposed amendments will:

- eliminate all dividend rights;

- eliminate the right to elect a majority of the board of trustees in the event that 12 months of dividends had accumulated but not been paid; and

- eliminate the requirement that before we may redeem the outstanding Class A preferred shares that the closing price of our common shares equals or exceeds

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$4.35, subject to adjustment, for 20 consecutive trading days preceding the date of the redemption notice.

If you do not exchange your preferred shares in the exchange offer, then you may not be able to sell them in the secondary market.

The trading market for any preferred shares that are not tendered in the exchange offer is likely to be significantly more limited than it is at present. Therefore, if you do not tender your preferred shares in the exchange offer, then it may become more difficult for you to sell or transfer your unexchanged existing shares. This reduction in liquidity may in turn increase the volatility of the market price for the preferred shares.

The preferred shares will likely be delisted from the American Stock Exchange.

The trading market for any preferred shares that are not tendered in the exchange offer is likely to be further limited because we believe that the American Stock Exchange will no longer list the preferred shares after the exchange offer. We do not intend to seek another trading market for these shares.

If you do not tender your preferred shares and we complete the exchange offer, then Paragon Development will have a majority of the outstanding preferred shares.

Mr. Mastandrea and Mr. Dee have the right to retain 51% of the preferred shares, along with the conversion privilege, following the exchange of the preferred shares. They intend to retain a sufficient number of preferred shares so as to retain 51% of the preferred shares remaining outstanding following the exchange therefore giving them control over any issue in which preferred shareholders vote as a single class.

If you do not tender your preferred shares in the exchange offer, then your right to convert your preferred shares into common shares in the future will be subject to the conversion ratio of 3.448 common shares for each preferred share in effect under our declaration of trust.

The conversion ratio of 22.881 common shares for every preferred share is being offered solely during this exchange offer. Once the exchange offer is closed, this conversion ratio will no longer be in effect. However, under the terms of their restricted stock agreements, if Mr. Mastandrea and Mr. Dee continue to hold any preferred shares after the exchange offer, they will retain the more favorable conversion rate. Also, under the terms of the contribution of the Richton Trail apartment buildings, the limited partnership units issued for the contribution will also retain the more favorable conversion rate, as will the preferred shares, if any, used to pay for our Minnesota properties.

<center>**Other Risks Regarding Trading of Our Shares**</center>

Our common shares may be delisted.

Currently, our common shares trade on the American Stock Exchange. However, we presently do not meet all the continued listing requirements of the exchange and our common shares may be delisted.

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There is a limited trading market for our common shares.

We have only 4,517,524 common shares of beneficial interest outstanding as of May 12, 2003 and the price per common share was $0.20 on that date. As a result, the market for our common shares is presently illiquid and would be further limited if we were delisted by Amex. Therefore, the price at which our common shares may trade may fluctuate markedly and the market for our shares may be subject to disruptions that could make it difficult or impossible for shareholders to sell shares in a timely manner, if at all.

The annual yield on our common shares as compared to yields on other financial instruments may influence the price of our preferred and common shares in public trading markets.

Currently, we do not pay a dividend on our common shares, and as part of the transactions, have proposed to eliminate the dividend on our preferred shares. If dividends are paid in the future, any subsequent increase in market interest rates will result in higher yields on other financial instruments that could adversely affect the market price of our common and preferred shares.

Shares eligible for sale in the future could affect the market prices of our shares.

Sales of substantial amounts of our securities, or the perception that significant sales could occur, could adversely affect prevailing market prices for our preferred and common shares.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are not historical facts include statements about our confidence and our prospects and strategies and our expectations about the strength or growth of existing markets, our ability to implement with new management a business strategy of nationwide real estate acquisition, development and re-development, and to attract new sources of financing, are forward-looking statements that involve risks and uncertainties. In addition to statements that are forward-looking by reason of context, the words "believe," "expect," "anticipate," "intend," "designed," "goal," "plan," "objective," "optimistic," "will" and other similar expressions identify forward-looking statements. Because of the risk and uncertainties inherent in all future projections, the inclusion of the forward-looking statements should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Many factors could cause our actual results to differ materially and adversely from those in the forward-looking statements, including the factors described in "Risk Factors" beginning on page 15. You must consider these risks and others that are detailed in this proxy statement and exchange offer in deciding how to vote and whether to participate in the exchange offer.

BACKGROUND OF THE PROPOSED TRANSACTIONS

Stonehaven Realty Trust was formed on March 15, 1994, as a Maryland real estate investment trust. We operated as a traditional real estate investment trust by buying, selling, owning, and operating commercial and residential properties through December 31, 1999.

In February 2000, we acquired Stonehaven Technologies, Inc. (formerly, RESoft, Inc.), a Minnesota corporation that developed software applications and provided information technology services useful in real estate and other industries. During the remainder of 2000 and through July 10, 2001, we developed Stonehaven Technologies' additional product offerings and included in our overall business focus the development and sale of Stonehaven Technologies' software products and services.

As a result of the operations of Stonehaven Technologies, we are no longer a real estate investment trust, or REIT, for federal tax purposes. Because we are no longer a REIT, we are now subject to federal income tax on all of our taxable income at regular corporate rates and do not receive a deduction for dividends paid to our shareholders. Additionally, any distributions to our shareholders generally will be taxable to our shareholders as ordinary income to the extent of current and accumulated earnings and profits. Thus, our income is subject to double taxation, which is assessed at the corporate level and the shareholder level to the extent income is distributed to our shareholders. See "Election to be Taxed as a REIT" beginning on page 77.

On July 10, 2001, Stonehaven Technologies sold certain software and related assets to Stellent, Inc., a Minnesota company, pursuant to an asset purchase agreement between us, Stonehaven Technologies and Stellent. In exchange, Stonehaven Technologies received 200,000 unregistered shares of Stellent common stock with a market value aggregating $6.0 million based on the closing price per share on the NASDAQ National Market System on July 9, 2001 of $29.94 per share. Due to our consideration of various operational opportunities, during the third quarter of 2002, we chose to discontinue operations in our technology segment and adjusted our financial statements to reflect the results of that segment as discontinued operations.

As a result of the sale of the assets of Stonehaven Technologies, and upon selling the majority of our Stellent shares in January 2002, we began to seek new investment and business opportunities to maximize future shareholder value. During the first nine months of 2002, we reviewed numerous unsolicited business plans from organizations engaged in a variety of businesses including real estate, finance, internet technology, telecommunication products and services, medical technology, prescription medication supply, medical industry communication, among others. The majority of the opportunities presented to us were start-up phase organizations with unproven business models and little or no existing revenue.

In September 2002, Duane H. Lund, our Chief Executive Officer at the time, received an unsolicited phone call from James C. Mastandrea, Chief Executive Officer of Cleveland, Ohio-based MDC Realty Corporation. Mr. Mastandrea introduced himself as a real estate professional with a successful track record in the public real estate investment trust sector, specifically pointing to his tenure as Chief Executive Officer of First Union Real Estate Investments, a Cleveland, Ohio based REIT (NYSE:FUR). Mr. Mastandrea expressed his interest in exploring a relationship with Stonehaven as a means to reenter the public sector and further expand his real estate operations. At the request of Mr. Lund, Mr. Mastandrea forwarded a biography and a summary business plan the following day for our review. Over

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the next few weeks, Mr. Mastandrea and Mr. Lund engaged in numerous phone conversations and electronic mail exchanges pertaining to a potential business transaction. On September 26, 2002, Mr. Mastandrea prepared and presented a written proposal to Stonehaven.

The September 26, 2002 proposal highlighted the strengths and qualifications of MDC Realty Corporation including, among other items: Mr. Mastandrea and John J. Dee's experience as a real estate management team; their relationships with banks, investment bankers, pension funds and institutional investors; and their desire to build a successful real estate enterprise focused on creating shareholder value through growth. The proposal outlined MDC's commitment to contribute real estate assets with an equity range of $3.0 to $5.0 million in exchange for our shares, and recognized that in order to increase the size of our company we would need to raise additional capital. After informal discussions of Mr. Mastandrea's proposal among the members of our board of trustees, the board concluded that we should continue our conversations with Mr. Mastandrea.

On October 1, 2002, Mr. Mastandrea traveled to Minneapolis to meet with Mr. Lund and Mr. Hoyt, our then Chairman of the Board. The purposes of the meeting were to further discuss a potential transaction and to enable Mr. Mastandrea to tour our Minnesota properties. During the visit, Mr. Mastandrea provided additional information about his background, the growth of First Union under his tenure, his business relationships, and his proposed national real estate strategy to increase our size. In addition, Mr. Lund and Mr. Hoyt provided information to Mr. Mastandrea about the background of Stonehaven and its current state of operation. At the end of the meeting, the parties agreed to continue to discuss a potential transaction with the goal of producing a written agreement or agreements pertaining to a transaction between the parties.

Over the next two months, the parties exchanged due diligence materials, including financial information. During this period, MDC's review included the participation of Mr. Dee. On December 4, 2002, Paragon Real Estate Development Trust, LLC, an affiliate of MDC Realty Corporation, delivered a non-binding memorandum of understanding to us. The memorandum outlined the primary business terms of the proposed transaction including:

- the contribution of approximately $8.0 million in assets, including Richton Trail apartments in Illinois, along with the potential to refinance Richton Trail's debt to provide cash;

- issuing limited partnership units in exchange for the asset contribution and requiring that the units not be immediately convertible into our shares;

- the right of Paragon Development to contribute up to $20 million of additional properties to us in the future;

- the sale of the Minnesota real estate properties owned by us;

- the exchange of our preferred shares for our common shares at an incentive rate based on the then trading prices of our preferred and common shares, with a 10% premium to the preferred shareholders;

- requiring our existing management to grant a proxy to Mr. Mastandrea and vote their shares in favor of the transactions and providing that the proxy would remain in effect for two years;

- limiting our existing management's trading in our shares;

- providing that Mr. Mastandrea and Mr. Dee would become officers and receive 407,155 preferred shares under two-year employment agreements, with incentive terms to be determined in the final agreements;

- providing that Mr. Lund's required severance in the amount of $300,000 in cash would instead be paid with 51,282 preferred shares;

- an election of a new board of trustees, with the exception of Mr. Lambert who would remain on the board;

- the termination of all of our existing options to purchase shares; and

- providing that our headquarters would be moved to Cleveland, Ohio.

In response, our board of trustees met to discuss the memorandum and other alternatives available to us, including liquidation.

In its review of the potential of liquidation, the board discussed and evaluated:

- the potential net proceeds arising from the sale of our Minnesota properties, marketable securities and our other miscellaneous assets;

- our existing and potential liabilities;

- the costs associated with a liquidation, including legal fees, accounting fees and other professional fees; and the costs associated with the filing required with the Securities and Exchange Commission to effect the liquidation;

- the probability of receiving shareholder approval; and

- the potential timeline to complete an orderly liquidation.

The board determined at that time that liquidation would result in approximately $3.80 per share for our preferred shareholders and, because the preferred shareholders have a $10.00 liquidation preference, nothing would remain for our common shareholders. After reviewing

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these issues and concerns, the board of trustees concluded that it would not be in the best interests of the shareholders to pursue our liquidation.

In addition, the board concluded that the Paragon Development opportunity was superior to other available businesses and organizations that were presented to Stonehaven. This conclusion was based on an evaluation and comparison of the Paragon Development management team and their respective backgrounds, the proposed Paragon Development business plan, which the board favored over non-real estate business plans since real estate is our current and historical business and would potentially allow us to again be taxed as a REIT beginning January 1, 2005, and Paragon Development's commitment to Stonehaven as evidenced by the proposed contribution of real estate assets and cash that could be available upon a refinancing of Richton Trail's debt.

After careful consideration, including consultation with our legal counsel and accountants, the memorandum was approved by the board and executed on our behalf by Mr. Lund. Mr. Lund, Mr. Hoyt and Mr. Lambert abstained from voting with regard to the voting and stock restriction agreement and the sale of the Minnesota properties.

Over the next two months, the parties and their counsel engaged in an extensive due diligence review and began preparing the various documents required to effectuate the proposed transactions, including:

- the asset contribution agreement;

- the additional contribution agreement;

- the amendment to the Wellington partnership agreement;

- employment agreements;

- restricted share agreements;

- the voting agreement; and

- the modification agreement.

The parties prepared and discussed various financial analyses that evaluated our pre- and post-capitalization structure and received appraisals of the Minnesota properties and Richton Trail. Mr. Lund also visited Richton Trail. Prior to the execution of the contribution agreement, the parties recalculated the number of shares to be issued based on the market price of our common and preferred in the month prior to the execution of the transaction agreements. As a result the number of preferred shares to be issued under the restricted share agreements was increased to 696,078 in the aggregate, the number of preferred shares to be issued to Mr. Lund in lieu of his cash severance was adjusted to 95,541 shares and the exchange ratio was fixed at 22.881 common shares for each preferred share. In addition, the parties agreed that Richton Trail would be the only asset contributed under the agreement and any other properties would be contributed under the additional contribution agreement.

On March 4, 2003, after reaching agreement on all pertinent business terms and completing the related documentation, the board of trustees met and approved the transactions, all the agreements and appointed Mr. Mastandrea, Mr. Dee, Daniel G. DeVos and Michael T. Oliver to the board. Mr. Lund, Mr. Hoyt and Mr. Lambert abstained from voting with regard to the voting and stock restriction agreement and the sale of the Minnesota properties. The parties executed the documents, and the transactions were announced via a press release dated March 4, 2003. Mr. Mastandrea now serves as our CEO and President, and Mr. Dee as our CFO and Senior Vice President.

The board believes that the transactions are fair to, and in our and our shareholders' best interests. Accordingly, our trustees unanimously approved the transactions with the independent trustees unanimously approving the voting and stock restriction agreement and the sale of the Minnesota properties. The board recommends that the shareholders vote for approval of the transactions and that the preferred shareholders exchange their preferred shares for common shares.

THE PROPOSED TRANSACTIONS

Summary

On March 4, 2003, the board of trustees unanimously approved Stonehaven entering into an asset contribution agreement with Hampton Court Associates, LP., a partnership controlled by James C. Mastandrea, its general partner. Mr. Mastandrea is also our new Chief Executive Officer, President and Chairman.

Pursuant to the contribution agreement, Hampton will transfer its Richton Trail apartment buildings, along with the associated mortgage, to a newly-established operating partnership of Stonehaven to be called Paragon Real Estate, LP. In exchange, Hampton will receive 813,938 restricted limited partnership units in the new partnership. Each unit is redeemable after four years for cash, or, at our option, into 22.881 common shares of Stonehaven.

In connection with the signing of the Hampton contribution agreement, our board appointed the following new trustees: James C. Mastandrea, John J. Dee, Daniel G. DeVos, and Michael T. Oliver. The term of office for Duane H. Lund, Kim A. Culp, Steven B. Hoyt and Edward Padilla as trustees expires at this year's annual meeting, and they are not seeking re-election.

The consummation of the transactions contemplated by the contribution agreement is subject to various closing conditions, including shareholder approval and an absence of any material adverse changes prior to the closing of the transactions. The contribution agreement is explained in greater detail at "— Asset Contribution Agreement" which begins on page 39. You should also review "— Formation of Paragon Real Estate," which begins on page 47, for additional details regarding the agreement of limited partnership for Paragon Real Estate.

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Our board has appointed Mr. Mastandrea our Chief Executive Officer and President and Mr. Dee our Senior Vice President and Chief Financial Officer. Effective May 16, 2003, we also appointed Steven M. Edelman as our Senior Vice President and Chief Investment Officer. Each of Mr. Mastandrea, Mr. Dee and Mr. Edelman signed incentive-based employment agreements with an initial two-year term with annual renewals after the initial term. Mr. Mastandrea, Mr. Dee and Mr. Edelman all have accepted reduced salaries of $60,000 per year. Mr. Mastandrea and Mr. Dee are also each entitled to receive 348,039 shares of our preferred shares pursuant to separate restricted share agreements. These restricted shares may not be transferred other than to affiliates prior to March 4, 2005, and may not be transferred after that date unless they have vested. For a more complete description of the employment and related agreements, you should review the section "Overview of the Acquisition of the Assets of Hampton by Stonehaven — Employment Agreements; Restricted Share Agreements" which begins on page 50.

In order to provide Mr. Mastandrea and Mr. Dee with an incentive to increase substantially Stonehaven's asset base and net value, we agreed to issue additional common shares to Paragon Real Estate Development, LLC, which is owned by Mr. Mastandrea and Mr. Dee, if they locate and close on our behalf future real estate acquisition, development or re-development transactions. These transactions would also be subject to approval by our board. These shares would be restricted until Stonehaven achieves predetermined increases in net operating income and funds from operations as a result of the acquisition, although the shares would vest immediately upon any "shift in ownership," as that term is described in "— Employment Agreements; Restricted Share Agreements" which begins on page 50. You should also review "— Additional Contribution Agreement" which begins on page 51 for a summary of key material provisions of the additional contribution agreement.

The closing for the proposed transactions is anticipated to occur as soon as practicable after the annual meeting of shareholders, unless we agree with Hampton to schedule the closing at another time.

In connection with our acquisition of new properties, we also intend to sell our existing Minnesota properties to companies affiliated with Mr. Lund, our former Chief Executive Officer and a member of our board, and Mr. Hoyt, our former Chairman and a member of our board. To accomplish the sale, we amended, subject to shareholder approval, the partnership agreement of Wellington Properties Investments, LP, our present operating partnership, to grant Mr. Lund and Mr. Hoyt's companies an exclusive option to purchase all of our general partnership units in Wellington. Both Mr. Lund and Mr. Hoyt, directly or indirectly, own limited partnership interests in the Wellington partnership. Our units represent 92.9% of the outstanding partnership units. If exercised, this option will result in the sale of all our existing Minnesota properties.

The option may be exercised any time after September 30, 2003 and before March 31, 2004 at a purchase price equal to the difference between $8,275,000 (the appraised value of the Minnesota properties) and the then mortgage balances, not to exceed $6,443,075, with the result multiplied by 92.9% to represent our interest in Wellington. If the option is not exercised by March 31, 2004, we have the right to require that Mr. Lund and Mr. Hoyt purchase our interest in Wellington. This right expires April 30, 2004.

The purchase price is payable in cash or with a combination of cash and our shares owned by Mr. Hoyt and Mr. Lund, although at least half of the purchase price must be paid in cash. If shares are used for the purchase price, the shares will be valued at the average closing price for the 30 calendar days before the sale; provided that the shares cannot be valued less than $0.151 per share. For a more complete description of this proposed sale, you should review the section captioned "Sale of Stonehaven's Existing Properties" which begins on page 53.

We plan to implement a new business strategy to build a national real estate business. In keeping with our revised focus, we intend to relocate our corporate headquarters to Cleveland, Ohio, and change our name to "Paragon Real Estate Equity and Investment Trust." The name change and relocation is contingent upon the shareholders voting for the amendment to our declaration of trust and the successful closing of the transactions contemplated by the asset contribution agreement. After we have changed our name, we plan to begin trading under the new symbol "PRG." Shareholders should review the proposed amendment under the caption "Proposal 3 — Amendment to the Declaration of Trust to Change Stonehaven's Name" located on page 85.

As a condition to the contribution of Hampton's apartment buildings, at least 80% of our preferred shares must be exchanged for common shares. We are offering the holders of our Class A preferred shares a one-time incentive to exchange each preferred share for 22.881 of our common shares. As an additional condition to Hampton's contribution of Richton Trail, the holders of our Class A preferred shares will be asked to consent to waive the dividend that would otherwise have been payable in May 2003 and to eliminate any future dividends that would have been payable under the terms of our preferred shares. As of May 12, 2003, we had 758,832 preferred shares outstanding. Presently a dividend of $0.475 has accrued but is unpaid on the preferred shares, for an aggregate dividend arrearage of approximately $320,000. The requirement to pay dividends on the preferred shares imposes a significant use of our cash from operations. We are asking you to approve amendments to the terms of the preferred shares that would eliminate all of the preferred dividend rights, the right of the preferred shareholders to elect a majority of our board after two missed dividend payments, and a restriction on our ability to redeem the preferred shares. In the future, the declaration or payment of dividends, if any, would be at the discretion of our board.

We encourage you to review the section captioned "Amendment to the Terms of the Class A Preferred Shares" beginning on page 64. Furthermore, the text of the proposed amendments to our declaration of trust is attached at Annex A to this proxy statement and exchange offer.

Mr. Lund, Mr. Hoyt and Paul T. Lambert, who are trustees of Stonehaven and collectively own 40.3% of our preferred and common shares voting together as a single class, agreed to vote their shares in favor of the all of the proposed transactions and to convert their preferred shares in the exchange offer. Mr. Lund, Mr. Hoyt and Mr. Lambert granted Mr. Mastandrea and Mr. Dee an irrevocable proxy to vote their shares in favor of the contribution agreement and the proposed transactions and against any proposal that impairs in any material respect

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our ability to perform our obligations under the contribution agreement or prevents or materially delays the closing of the transactions contemplated by the contribution agreement. Mr. Lund, Mr. Hoyt, Mr. Lambert, Mr. Mastandrea and Mr. Dee have also agreed to transfer restrictions with respect to their common and preferred shares of Stonehaven.

Overview of the Acquisition of the Assets of Hampton by Stonehaven

On March 4, 2003 the board of trustees approved our entering into an asset contribution agreement and related agreements with Hampton, Paragon Development, Mr. Mastandrea and Mr. Dee. Pursuant to the agreements, Hampton will contribute its apartment buildings located near Chicago, Illinois to Paragon Real Estate in consideration for Paragon Real Estate assuming the related debt and other obligations and issuing convertible limited partnership interests to Hampton. Stonehaven would serve as the general partner of Paragon Real Estate. As a result of these agreements, Mr. Mastandrea and Mr. Dee were employed by Stonehaven pursuant to employment agreements and will receive upon shareholder approval our preferred shares pursuant to restricted share agreements. These transactions are part of a national real estate strategy we are adopting to expand our asset base through acquisitions. To further this strategy we entered into an additional contribution agreement with Paragon Development, Mr. Mastandrea and Mr. Dee to obtain their active involvement in seeking out new real estate acquisitions for Stonehaven. In addition, we also entered into a modification agreement with Paragon Development, Mr. Mastandrea and Mr. Dee to address issues that would arise if the proposed transactions do not close as planned.

We are not aware of any material regulatory requirements that must be complied with or of any approvals of any authority or agency that would be necessary for completion of the acquisition. If we determine that an approval or other action is required, we intend to obtain the approval or take any other action necessary to complete the transaction.

The following is a summary of key material terms of the asset contribution agreement, the agreement of limited partnership for Paragon Real Estate, the employment agreements, the restricted share agreements for Mr. Mastandrea and Mr. Dee and the modification agreement and the additional contribution agreement for Mr. Mastandrea, Mr. Dee and Paragon Development. ***Shareholders are encouraged to read the agreements in their entirety. These agreements may be obtained on the SEC web site or we will provide copies to you at no charge. See "Where You Can Find Additional Information" which begins on page 118 of this proxy statement and exchange offer.***

The Asset Contribution Agreement
Contribution of Assets. Under the contribution agreement Hampton will transfer to Paragon Real Estate, LP, a newly-formed Delaware limited partnership, the real property and all other property and assets associated with the Richton Trail apartments, a residential apartment complex located near Chicago, Illinois. The Richton Trail apartments consist of twelve buildings, each containing six residential units. As of February 5, 2003, the property had an appraised value of $3.9 million with approximately $1.6 million in debt. You should review additional information regarding the property at "Richton Trail Apartments" below, "Management Discussion and Analysis of Financial Condition and Results of Operation of Richton Trail" beginning on page 75, and "Financial Reports and Other Information —

Financial Statement of Richton Trail Apartments" beginning on page 120." Hampton is not contributing to Paragon Real Estate its cash and cash equivalents (subject to closing adjustments), claims for tax refunds or other government refunds, its rights under the contribution agreement and related agreements, its software license for the property management computer system, and the laundry equipment and trash dumpsters which are owned by vendors providing services to the property.

Richton Trail Apartments. The Richton Trail apartments, located at 4522 Heartland, Richton Park, Illinois, consist of 12 three-story apartment buildings containing a total of 72 units. The apartment buildings were built in 1978, 1979 and 1982, were refurbished in the late 1980's and again in the 1990's. They are situated on 3.21 acres, or 139,884 square feet, of land. Each building has its own separate parking lot and contains six apartment units, with a combined total of 60 two-bedroom apartments and 12 one-bedroom apartments.

Richton Trail contains 56,040 square feet of net rentable area and 74,196 square feet of above grade gross building area. Assuming all available apartments are rented, the property would have generated total annual rental revenue of $609,120 in 2002. As of December 31, 2002, 98.6% of the property, or 71 units, were rented. Tenants' lease obligations are generally on a year-to-year basis. Richton Trail must maintain at least 77.5% of the apartments rented in order to achieve the necessary cash flow to operate the property with its current expenses and other liabilities. We currently have no plans for any significant improvements.

Depreciation expense on the apartment buildings is computed using the straight line method based on a useful life of 40 years. We believe that there is adequate insurance coverage on the apartment buildings.

The property is owned by Hampton, subject to a mortgage with First Federal Savings Bank in the amount of $1.6 million as of May 1, 2003. The mortgage bears interest at 7.25%, is a non-recourse loan, payable with monthly principal and interest payments of $12,849, matures on October 1, 2012 and includes an assignment of rents. We intend to seek refinancing of the apartment buildings debt at a higher amount, in an effort to increase available cash for the new operating partnership as well as obtain a lower interest rate. However, there is no guarantee that we will succeed in obtaining this financing on terms and conditions that are acceptable to us.

Appraisal of Richton Trail. Argianas & Associates, Inc. was engaged to appraise the market value of the Richton Trail apartments. Argianas was selected by Hampton to provide the appraisal of Richton Trail based on its experience and reputation in appraising large institutional properties on a national basis, including numerous properties similar to the Richton Trail property, as well as complex commercial, industrial, retail, multi-family, hotel and special-purpose properties. The appraisal contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis. Copies of the appraisal are available free of charge, upon request, to John J. Dee, at 1240 Huron Road, Suite 301, Cleveland, Ohio 44115. The material assumptions, qualifications and limitations

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to the appraisal are described below. Shareholders should note that appraisals are simply estimates of value and may not correspond to realizable value.

Scope of Appraisal; Procedures. Argianas delivered a written summary of its analysis, based upon its review, analysis, scope and limitations, as to the "as is" market value of Richton Trail as of February 5, 2003. This included a physical inspection of the Richton Trail property and surrounding neighborhood, a review of data provided both verbally and in writing by the property management and by Hampton, a review of public records such as tax data, zoning, and census information for both 1990 and 2000. As applicable, Argianas also reviewed comparable vacant land sales, a market survey of competitive rental properties, a market review of comparable sales, and an analysis of the appropriate approaches to values. An evaluation of this information was used to conduct a regional and neighborhood analysis, as well as market trends, and a determination of any apparent adverse conditions.

Methodology. Argianas evaluated Richton Trail on a limited scope basis utilizing the income capitalization approach and sales comparison approach to valuation. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. The value estimated by the cost approach incorporates separate estimates of the value of the unimproved site and the value of improvements, less observed physical wear and tear and functional or economic obsolescence. The income capitalization approach estimates a property's capacity to produce income through an analysis of the rental stream, operating expenses and net income. Net income may then be processed into a value through either, or a combination of, two methods, direct capitalization or discounted cash flow analysis. The sales comparison approach involves a comparative analysis of the subject property with other similar properties that have sold recently or that are currently offered for sale in the market. Given the age of the Richton Trail property and the primary criteria used by buyers of the type of property being appraised, Argianas considered the cost approach to not be applicable for estimating Richton Trail's market value. Rather, primary consideration was given by Argianas to the income capitalization approach because there was sufficient quantity and quality of data from which to estimate market income and expenses, and capitalization rates were available from recent market transactions. In addition, the sales comparison approach was given secondary emphasis because Argianas found several sales of similar properties that it considered useful in its analysis of recent property sales.

Argianas then estimated the value of Richton Trail using the income capitalization approach as follows:

- determining the current market rent for Richton Trail and estimating its potential gross income;

- analyzing vacancy levels at Richton Trail and at competitive properties to determine an appropriate allowance for vacancies, which allowance would be deducted from the estimated potential gross income for Richton Trail;

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- estimating Richton Trail's operating and fixed expenses as well as those for competing properties, and estimating trends in expenses for these properties;

- determining the capitalization method and appropriate capitalization rates necessary to attract investment capital, taking into consideration the quality, quantity and durability of the income stream; and

- computing a value based on these determinations, and reconciling this value with that determined by other methods.

To determine the appropriate income and expense projections for Richton Trail, Argianas relied upon historical data and comparisons to industry norms. In addition, it considered industry data from a survey conducted by the Urban Land Institute in the publication entitled *Dollars and Cents of Multifamily Housing: 2000*. Argianas reviewed Richton Trail's income and expense data, such as rent rolls, recent leasing history, vacancy rates, bad debts, concessions and other income, for the calendar years 2000 and 2001, as well as the first nine months of 2002 annualized to determine a projected twelve month total. These figures were then compared to industry data for the Midwest region to determine whether Richton Trail's income and expenses are consistent with the market as a whole and to project income and expense estimates that would be consistent with historical figures and the survey.

There are two types of income capitalization: direct capitalization, in which a single year's income expectancy is converted into an indication of value in one direct step, and yield capitalization, in which a discounted cash flow analysis is used to convert future benefits to present value based upon a required level of profit or rate of return on invested capital. Direct capitalization provides a good indication of value if the first-year cash flow is representative of future cash flows, and if suitable comparable sales can be found from which to extract a capitalization rate. Yield capitalization gives a good indication of value when future cash flows can be reasonably estimated and when the cash flows are expected to change over time.

For stable properties such as Richton Trail, investors in similar properties utilize the direct capitalization method. For its estimate of Richton Trail's value, Argianas also used the direct capitalization method. In Argianas' review of rates taken from the sales utilized in its sales comparison approach, a capitalization rate that would be consistent with the range of the sales would be 8.0% to 9.0%. It also reviewed capitalization rates for institutional investors in the national apartment market for the fourth quarter of 2002. Overall rates for institutional investments range from 6.50% to 10.00%, with an average capitalization rate of 8.26%. Argianas considers the overall condition and utility of the Richton Trail property to be average and as such estimated a capitalization rate for Richton Trail of 8.5%. This rate is consistent with rates shown in the sales comparison approach and surveys by national investors.

As a secondary emphasis, Argianas utilized the sales comparison method to estimate Richton Trail's value. It compiled data on actual transactions involving six properties similar in type to the Richton Trail properties, and calculated a unit value for each, adjusting for financing, conditions of sale, market conditions and any other adjustments for remaining differences between the comparison group and Richton Trail. Utilizing such data, and adjusting for

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income and overall market characteristics, an index of value was derived based upon price per square foot. This was applied to Richton Trail to determine an estimated unit value multiplied by its total units to derive an estimated value for the property.

Argianas then correlated the two approaches, income capitalization and sales comparison, giving primary emphasis to the valuation based upon the income capitalization approach, and utilizing the direct capitalization method given Richton Trail's stable operations.

Conclusion as to Richton Trail's Value. The indicated value for Richton Trail utilizing the income capitalization approach was $3.9 million and utilizing the sales comparison approach was $3.6 million. Based on Argianas' analysis and placing primary reliance on the income capitalization approach to valuation, Argianas concluded that the "as is" market value of the fee simple interest in Richton Trail as of February 5, 2003 was $3.9 million.

Assumptions, Limitations and Qualification of the Appraisal. Argianas employed certain assumptions and limitations to determine the appraised value of Richton Trail. The appraisal represents Argianas' opinion of the value of Richton Trail as of February 5, 2003 in the context of information available to it on such date. Events occurring after February 5, 2003 and before the closing of the proposed transactions could affect the assumptions used in preparing the appraisal. Argianas has no obligation to update the appraisal based on subsequent events. In connection with preparing the appraisal, Argianas was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis included in the appraisal. Argianas will not deliver any additional written summary of the analysis.

Compensation and Material Relationships. Argianas received a total fee of $3,500 to prepare the appraisal for Cole Taylor Bank, which requested such appraisal on behalf of Hampton. The appraisal was ordered through a lender to enable it to be utilized in connection with our intended refinancing of the property as well as providing the value for the proposed transactions. In addition, Argianas is entitled to reimbursement for reasonable travel and out-of-pocket expenses incurred in making site visits and preparing the appraisal and is entitled to indemnification against certain liabilities, including certain liabilities under federal securities laws. The fees were negotiated between Hampton with assistance from Cole Taylor Bank and Argianas and payment thereof is not dependent upon completion of the proposed transactions. Neither Stonehaven, Hampton, nor any affiliates of either, have engaged Argianas to render other consulting or related services prior to the present engagement.

Contribution Consideration. In consideration for transferring Richton Trail, Hampton will receive 813,938 Class A limited partnership units of Paragon Real Estate, which amounts to all of Paragon Real Estate's total outstanding limited partnership units. After a four year holding period, Hampton may redeem these limited partnership units for cash or, at our option, our common shares. Shareholders should review the section titled "— Formation of Paragon Real Estate" which begins at page 47.

Paragon Real Estate will also assume all liabilities directly related to the operation of Richton Trail. These liabilities include:

- accounts payable that remain unpaid as of the closing;

- liabilities to tenants, which include the security deposits and any other obligation to the tenants under the leases;

- contractual obligations, such as the property management services agreement, the laundry lease, and contracts for natural gas for heat, snow plowing and trash removal; and

- other liabilities, such as the mortgage, real estate taxes and those incurred in the ordinary course of business.

Credit and cash adjustments would be made at closing to address rents and prepaid items that would need to be prorated to the closing date, as well as taxes that would reflect a lien on the property for the time period prior to the closing date and accounts payable that remain unpaid as of the closing date. Hampton will assign the tenant security deposits to Paragon Real Estate and receive an equal amount of cash in return.

Closing Obligations. Both Paragon Real Estate and Hampton will be required to deliver certain documents to each other at closing, including the contribution consideration previously discussed and a recordable deed for the property sufficient to transfer title to Paragon Real Estate.

Representations and Warranties. Hampton will represent and warrant to Stonehaven and Paragon Real Estate that its financial statements fairly represent its financial condition in all material respects, that it has good and marketable title to the property and has filed all required tax returns, the condition and sufficiency of its assets being transferred to Paragon Real Estate, the full disclosure of its insurance coverage on the property, the correctness of the information it provided for inclusion in our SEC filings, its compliance with all applicable laws and regulations and certain environmental matters, the absence of any litigation or regulatory proceedings with respect to the property and other customary matters. In return, we will represent and warrant to Hampton that we have accurately disclosed our capitalization structure, our obligations with respect to employee compensation and benefits and labor relations, the financial statements fairly represent our financial condition in all material respects, our books and records are accurate and complete, that all required tax returns have been filed, the correctness of the information provided for inclusion in our SEC filings, our compliance with all applicable laws, regulation and certain environmental matters, the absence of any litigation or regulatory proceedings, that we are solvent and able to complete the transactions as agreed, and other customary matters.

Pre-Closing Covenants of Hampton. Prior to the closing anticipated by the contribution agreement, Hampton must provide us with full and free access to its personnel, properties, contracts, books and records, and other documents and data. Hampton must also provide

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copies of any information or data related to the assets that we reasonably request. Hampton must conduct its business with respect to Richton Trail in the ordinary course of business, using its best efforts to preserve the assets and consult with us regarding matters that may materially and adversely affect the assets. It must notify us of any fact or condition it subsequently becomes aware of that would constitute a breach of its representations and warranties, and must also use its best efforts to obtain all necessary consents and fulfill all closing conditions required of it under the contribution agreement. Finally, Hampton will obtain a title commitment for the real property and use its best efforts to cure any title defects that would interfere with its intended transfer of the real property to Paragon Real Estate and have the title company remove title exceptions to which we object.

Pre-Closing Covenants of Stonehaven. Prior to the closing anticipated by the contribution agreement, we must provide Hampton and its representatives full and free access to our personnel, properties, contracts, books and records, and other documents and data, and furnish copies of any information or financial data that Hampton reasonably requests. We must conduct our business in the ordinary course, using our best efforts to preserve the assets and consult with Hampton regarding matters that may materially and adversely affect our business organization. We must notify Hampton of any fact or condition we subsequently become aware of that would constitute a breach of our representations and warranties, and must also use our best efforts to obtain all necessary consents and fulfill all closing conditions required of us under the contribution agreement. Furthermore, during the time period from the date of the contribution agreement until either the closing or termination of the agreement, we must repay indebtedness to related parties and are foreclosed from negotiating with other parties regarding a sale of our business, or any merger, consolidation or similar transaction, except as may be necessary pursuant to the board's fiduciary duties to our shareholders.

Conditions to Our Obligation to Close. In order to be obligated to close on our purchase of Richton Trail, certain conditions must be met unless waived by us. These conditions include Hampton's representations and warranties proving to be accurate in all material respects, its successful performance of all covenants and obligations required in the contribution agreement and its deliverance of all documents and items to us as required under the contribution agreement. Hampton must have executed the subscription agreement required for its receipt of limited partnership units for Paragon Real Estate and must also have obtained all consents it is required to obtain under the contribution agreement and deliver to us all documents it is required to provide under the agreement or which we reasonably request. Furthermore, we would not be obligated to complete the acquisition if legal proceedings are commenced or threatened that would challenge, seek damages in connection with the proposed transaction, or prevent, materially delay, make illegal or otherwise materially interfere with the proposed transaction. Finally, the proposed transaction cannot, directly or indirectly, result in a material violation or materially contravene or cause us to suffer any material adverse consequence under any applicable law or regulation or a court or administrative order.

Conditions to Hampton's Obligation to Close. In order for Hampton to be obligated to transfer the Richton Trail Apartments, certain conditions must be met unless waived by it.

These conditions include our representations and warranties proving to be accurate in all material respects, our successful performance of all covenants and obligations required in the contribution agreement and our deliverance of all documents and items to Hampton as required under the contribution agreement. Hampton would not be obligated to close the transaction if legal proceedings are commenced or threatened that would challenge, seek damages in connection with the proposed transaction, or prevent, materially delay, make illegal or otherwise materially interfere with the proposed transaction. Finally, the proposed transaction cannot, directly or indirectly, result in a material violation or materially contravene or cause Hampton to suffer any material adverse consequence under any applicable law or regulation or a court or administrative order.

Additional Events. In addition to the conditions to each party's obligations as discussed above, several other conditions must be satisfied before any of the parties to the contribution agreement are obligated to close the proposed transaction. These conditions include the execution of certain agreements by all relevant parties, such as the agreement of limited partnership for Paragon Real Estate. See "— Formation of Paragon Real Estate" which begins on page 47 for a summary of key terms.

Certain events must also occur prior to a closing under the contribution agreement. These events include:

- the successful conclusion of the exchange offer (which is discussed in detail at "The Exchange Offer" beginning on page 101) leading to at least 80% of our outstanding preferred shares having been exchanged for common shares;

- the filing of all required notices and/or applications with the American Stock Exchange regarding the additional common shares;

- approval by our shareholders of the proposals listed in this proxy statement beginning on page 82; and

- a proposed amendment to the agreement of limited partnership of Wellington Properties having been approved by the limited partners of Wellington Properties as required by that agreement.

Indemnification. In order to protect the rights of our present and former directors, officers and employees, we have agreed not to amend, repeal or otherwise modify our provisions with respect to indemnification in our bylaws and declaration of trust for a period of six years from the closing of the proposed transactions. In addition, we will use our commercial reasonable efforts to maintain directors and officers liability insurance coverage in place on those currently covered under our policies with respect to claims that could arise from or related to the proposed transactions.

Post-Closing Covenants. Upon acquiring Richton Trail, we intend to refinance the real property in order to obtain $750,000 in additional cash from the property's equity. However, there is no guaranty that we will successfully refinance the property and obtain the additional cash on terms and conditions that are satisfactory to us.

In addition, as general partner of Wellington Properties, our existing operating partnership, we will not permit the amendment, modification, termination or breach of a management agreement in place with Hoyt Properties, Inc. for the properties owned by Wellington until the expiration of a purchase option contained in Wellington's amended limited partnership agreement.

Termination. Under limited circumstances, the contribution agreement may be terminated prior to the closing of the proposed transactions. Hampton and Stonehaven may mutually agree to terminate it, or either may elect to do so if the proposed transactions have not closed on or before December 31, 2003, so long as the failure to close was not caused by such party's breach of the contribution agreement. Hampton may terminate the agreement if we have materially breached the agreement. Likewise, we may elect to terminate the agreement if Hampton has materially breached its terms. Either Hampton or Stonehaven could choose to waive the breach by the other party. Finally, a failure of any of the parties to satisfy their respective pre-closing conditions as previously discussed would allow either Stonehaven or Hampton to exercise its right to terminate, as the case may be.

Formation of Paragon Real Estate

Overview. The new operating partnership, Paragon Real Estate, L.P. is a Delaware limited partnership with assets that will initially consist of the Richton Trail apartments upon the successful closing of the proposed transactions. Stonehaven will serve as the general partner. In exchange for transferring its interest in the Richton Trail apartments to Paragon Real Estate, Hampton will receive 813,938 Class A limited partnership units of Paragon Real Estate. Hampton's limited partnership units are redeemable by Hampton subject to a holding period. The form of payment may be cash or Stonehaven's common shares, at our option.

Capital Structure. We will serve as Paragon Real Estate's sole general partner. Paragon Real Estate's limited partnership units will be divided into two classes: Class A and Class B. The Class A limited partnership units will be owned by Hampton. Hampton may redeem its units after a four year holding period, which begins the date the limited partnership agreement is executed. Hampton may elect to redeem all or any portion of its limited partnership units at any time after the holding period expires. If Hampton redeems only a portion of its units, it may redeem additional units at a later date or dates. We may choose to pay Hampton with our common shares or with cash. If payment is in the form of shares, and assuming the anti-dilution provisions are not triggered, the units would be converted into our common shares on a basis of 22.881 common shares for each unit. The cash purchase price for Hampton's exercise of redemption rights would be determined based on the market price of the common shares into which the units would be eligible for conversion.

The Class B limited partnership units in the partnership will be identical to the Class A units in all material respects except that the Class B units are not redeemable or convertible. There are currently no holders for the Class B units.

The partnership agreement also provides for the issuance of additional classes of limited partnership units. This allows for additional limited partners to be admitted to the partnership in exchange for the contribution of properties in tax-free exchanges. If additional limited partners are added, Hampton's percentage ownership in Paragon Real Estate would decline.

If all of the Class A limited partnership units were converted into our common shares, Hampton would hold 18,623,715 shares. Since Mr. Mastandrea controls Hampton as its general partner, these shares, if converted, and giving effect to the sale of our Minnesota properties, would increase his ownership position in Stonehaven by 36.7%.

Ownership Percentages. Stonehaven's general partnership interest in Paragon Real Estate will be 1% and Hampton's limited partnership interest will be 99%. Based on these percentages, Stonehaven will be issued 8,222 general partnership units and Hampton will be issued 813,938 Class A limited partnership units. There are no Class B limited partnership units being issued at this time. The net asset value of Paragon Real Estate is the combined value of Hampton's ownership of the Richton Trail apartments, which, on a pro forma basis, had a net value of $2,338,641 as of February 28, 2003, and the contribution by Stonehaven of cash with a net value of $23,623.

Capital Contributions. If Paragon Real Estate requires additional funds in excess of funds available to it from borrowings or capital contributions, we may borrow and lend those funds to Paragon Real Estate on the same terms and conditions as are applicable to our borrowings.

Distribution. Distributions will be made at our discretion as the sole general partner of Paragon Real Estate. Generally, all distributions from Paragon Real Estate will be made to Stonehaven and the limited partners concurrently, and will be allocated to all partners on a pro rata basis by reference to their respective ownership percentage.

Accordingly, the income and expenses of Stonehaven that will be reflected in the financial information to be provided to the shareholders of Stonehaven will be the income and expenses of Paragon Real Estate, adjusted to deduct the interest of the partners other than Stonehaven.

Furthermore, unless we determine that it is not in the best interest of the Paragon operating partnership, we will make a distribution from the partnership's cash flow for each fiscal year as necessary to enable us to meet the distribution requirements for qualification as a REIT and to avoid the imposition of any excise tax, once we are again eligible to be taxed as a REIT and make the election to be taxed as a REIT.

Profits, losses and other items of income, gain, loss and credit of Paragon Real Estate generally will be allocated among the partners in accordance with their respective ownership interests, after giving effect to any special allocation provisions that may be required in the agreement.

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Stonehaven will serve as the federal tax matters partner and, accordingly, will have authority to make tax elections under the tax code on the partnership's behalf.

Rights, Powers and Duties of Partners. Stonehaven, as the sole general partner of Paragon Real Estate, will have exclusive and complete responsibility for and discretion in the management and control of the partnership, and the limited partners will have no authority to transact business for, or to participate in the management activities or decisions of, the partnership. However, any amendment to the partnership agreement that would:

- adversely affect the limited liability of the limited partners;

- change the method of allocation of profits and losses and distributions between the partners; or

- impose on the limited partners any obligation to make additional contributions to the capital of the operating partnership,

would require the consent of limited partners holding more than 65% of the limited partnership interests. Furthermore, any amendment to the partnership agreement that would affect the redemption rights of the Class A limited partners would require their consent and approval of limited partners holding more than 65% of the Class A units.

No Sale of Properties. The partnership agreement provides that the partnership will not exchange or offer for sale or exchange Richton Trail for a period of ten years following the closing date of the contribution agreement. However, Paragon Real Estate will have the authority to enter into a like-kind exchange as defined in Section 1031 of the federal tax code with respect to all or any portion of the initial property to the extent that a like-kind exchange will not cause recognition of gain under Section 704(c) of the federal tax code to any Class A limited partner with respect to Richton Trail, or if Mr. Mastandrea consents to the like-kind exchange. To the extent any property is received in a like-kind exchange, then that property will be subject to the same transfer restrictions.

Transferability of Interests. We will not be able to withdraw voluntarily as the general partner from Paragon Real Estate or transfer or assign our interest in it. The limited partners will not be able to transfer their interest in the partnership without our consent, except for transfers to a limited partner's immediate family or any trust in which the limited partner or his or her immediate family member's own, collectively, 100% of the beneficial interests.

Termination of Partnership. Paragon Real Estate will continue perpetually, or until sooner dissolved upon:

- the bankruptcy, dissolution or withdrawal of Stonehaven, unless a majority of the limited partners elect to continue the operating partnership;

- the 90th day following the sale or other disposition of all or substantially all of the partnership assets;

- the redemption of all limited partnership interests (other than any of such interests held by the general partner); or

- the election by Stonehaven, but only in accordance with and as permitted by applicable law.

Employment Agreements; Restricted Share Agreements

Our board has appointed Mr. Mastandrea as our Chief Executive Officer and President and Mr. Dee as our Senior Vice President and Chief Financial Officer of Stonehaven. On May 16, 2003, we also appointed Steven M. Edelman as our Senior Vice President and Chief Investment Officer. Mr. Mastandrea, Mr. Dee and Mr. Edelman each signed employment agreements with an initial two year term with one year renewal terms after the first term. Mr. Mastandrea, Mr. Dee and Mr. Edelman also have accepted reduced salaries of $60,000 per year, with the right to additional incentive-based compensation or other benefits that we may offer from time to time.

In addition, Mr. Mastandrea and Mr. Dee are each entitled to receive 348,039 of our preferred shares, subject to shareholder approval, pursuant to separate restricted share agreements. These restricted shares may not be transferred other than to their affiliates prior to March 4, 2005, and may not be transferred thereafter unless the shares have vested. Each of Mr. Mastandrea and Mr. Dee intend to transfer their shares to Paragon Development (an affiliate). At all times, the restricted shares will be entitled to vote and receive dividends, if any. Under each restricted share agreement, the restricted shares vest upon the later of the following dates:

- the date our gross assets exceed $50.0 million; or

- 174,019 restricted shares will vest on March 4, 2004, 87,010 shares will vest on March 4, 2005 and the remaining 87,010 shares will vest on March 4, 2006.

Mr. Mastandrea's restricted shares that have not yet vested will be forfeited if he terminates his employment agreement without good reason or if we terminate his employment for cause. The same provisions apply to Mr. Dee's unvested shares. All the restricted shares will vest in full immediately if there is a shift in ownership while their respective employment agreements are in effect. A "shift in ownership" occurs when any person, in the case of Mr. Mastandrea's restricted shares, causes him to be removed as our Chairman and Chief Executive Officer without his consent, or in the case of Mr. Dee's restricted shares, causes him to be removed as our Chief Financial Officer without his consent. The vesting schedules will not change upon the death or disability of either or both of Mr. Mastandrea or Mr. Dee.

If all of the preferred shares are tendered in the exchange offer, Mr. Mastandrea and Mr. Dee will exchange all their restricted preferred shares for restricted common shares. However, if some of the preferred shares are not tendered in the exchange offer, then Mr. Mastandrea and Mr. Dee may elect to retain a number of unconverted preferred shares that is equal to 51% of the preferred shares outstanding after the closing of the exchange. If they don't convert their

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shares, both Mr. Mastandrea and Mr. Dee will retain the right to convert each of their remaining preferred shares into 22.881 common shares.

In addition, under the restricted share agreements, Mr. Mastandrea will have the right to appoint five trustees to our board as long as Paragon Development owns either:

- a majority of the outstanding preferred shares; or

- 40% or more of the sum of the restricted shares issued to Mr. Mastandrea and Mr. Dee and the common shares issued to them upon conversion of their restricted preferred shares into restricted common shares upon completion of the exchange offer.

Even if these conditions are not met, this appointment right shall continue until March 4, 2013; and if Mr. Mastandrea remains as our Chairman or Chief Executive Officer on that date, the right to appoint five trustees will continue until the time Mr. Mastandrea is no longer our Chairman or Chief Executive Officer.

Despite what is otherwise payable or that each would otherwise have a right to under the employment agreements, if a payment or distribution by Stonehaven for the benefit of either Mr. Mastandrea, Mr. Dee or Mr. Edelman is determined to be non-deductible for Stonehaven under the federal tax code, then that payment or distribution will be reduced by the amount necessary to prevent its non-deductibility. This determination would be made by our accounting firm. Furthermore, if compensation that would otherwise be owed to Mr. Mastandrea, Mr. Dee or Mr. Edelman would trigger a disallowance of any deduction under the federal tax code because it qualifies as "excessive compensation," then the excess amount would be deferred. If Mr. Mastandrea, Mr. Dee or Mr. Edelman ceases to be an employee, then at that time any deferred compensation as discussed above will then immediately become due and payable regardless of whether or not it would be deductible by Stonehaven.

Additional Contribution Agreement

Our first step in implementing our new national real estate strategy is the acquisition of Richton Trail. Our next step will be to expand our real estate portfolio to include additional properties. To accomplish this, we entered into an additional contribution agreement dated March 4, 2003 with Mr. Mastandrea, Mr. Dee and Paragon Development. Pursuant to this agreement, we may issue up to $26.0 million in our common shares to Paragon Development, which is owned by Mr. Mastandrea and Mr. Dee, in exchange for Paragon Development procuring future acquisition, development and re-development real estate transactions for Stonehaven's benefit. This agreement is intended to serve as incentive for Mr. Mastandrea and Mr. Dee to increase our assets and net operating income in the future. The exact number of common shares that would be issued to Paragon Development will be calculated in accordance with a formula based on the type of project that they present to us. The formula for a particular real estate transaction would be calculated by dividing (i) estimated net operating income to be generated from the real estate transaction for the first year following its consummation by (ii) the capitalization rate utilized in such real estate transaction, less the "applicable basis point factor." The "applicable basis point factor" is defined as: 75

basis points for the acquisition of an existing operating property, 87.5 basis points for the acquisition of a re-development property, and 100 basis points for the acquisition of a development property. We would issue our common shares to Paragon Development only upon the closing of the real estate transaction. For each transaction, Mr. Mastandrea would be allocated half of the common shares and Mr. Dee would be allocated the other half. All of the common shares would be held by Paragon Development for the benefit of Mr. Mastandrea and Mr. Dee.

Restrictions on Shares. The common shares that would be issued under this agreement will be restricted from being freely transferable until certain performance measures are obtained. The estimated net operating income referred to above will be determined based on a five year projected financial performance that would be approved in advance by our board of trustees. The common shares issued to Paragon Development upon the closing of an acquisition would be restricted from being freely transferred until such time as the actual net operating income for the project equals the estimated net operating income that was approved by the board at closing. Furthermore, even if the estimated net operating income is achieved, the restrictions on transfer would continue to remain in place on the common shares until there is at least a 5% increase in the actual net operating income for the property and a comparable increase in funds from operations for Stonehaven.

Calculation of Shares to be Issued. The number of our common shares that would be issuable to Paragon Development for any particular transaction would be calculated by dividing the value that is payable to Paragon Development by the average of the closing prices of our common shares for the 30 calendar days before the closing, or if the common shares have not been traded, the fair market value as determined in good faith by our board of trustees.

Shift in Ownership. Regardless of any performance measures on the restrictions of shares stated above, if there is a "shift in ownership" (as discussed earlier in the "— Employment Agreements; Restricted Share Agreements" which begins on page 50) that occurs under the terms of Mr. Mastandrea and Mr. Dee's employment agreements or if the employment agreements otherwise provide for accelerated vesting, then the restrictions on our common shares would terminate.

Modification Agreement

On March 4, 2003, we entered into a modification agreement with Paragon Development and Mr. Mastandrea and Mr. Dee. The purpose of the modification agreement is to address the consequences if the proposed transactions are not approved by the shareholders. If prior to the shareholders approving all of the proposed transactions described in this proxy statement and exchange offer, we terminate the employment of either Mr. Mastandrea or Mr. Dee other than for cause, or if we terminate the contribution agreement (other than as permitted under the agreement), then we will, within five business days of the relevant date, reimburse Paragon Development for its reasonable out-of-pocket expenses, and at Paragon Development's option, either issue 104,000 preferred shares to Paragon Development, or pay Paragon Development a termination fee of $25,000.

If shareholder approval is not obtained for the proposed transactions by December 31, 2003, the following would occur:

- Both Mr. Mastandrea and Mr. Dee's employment would continue until March 4, 2005, except that they would no longer be required to exclusively devote their time to our business;

- Paragon Development would receive 104,000 of our preferred shares, and would enter into a new restricted share agreement with Stonehaven governing the shares and containing terms substantially similar to those in the restricted share agreements discussed in this proxy statement and exchange offer at "— Employment Agreements; Restricted Share Agreements" which begins on page 50; and

- Both Mr. Mastandrea and Mr. Dee would retain all of their rights under their restricted share agreements subject to shareholder approval to be obtained at a later date, except that any rights they have to receive shares under the restricted share agreements would be reduced by the corresponding number of shares issued under this modification agreement.

If either Mr. Mastandrea or Mr. Dee terminates his employment with us, other than as permitted in the employment agreements, or if Hampton terminates the contribution agreement for reasons other than as permitted under the contribution agreement, then Hampton will be obligated within five days of the termination date to reimburse us for our reasonable out-of-pocket expenses and pay us a $25,000 termination fee.

Sale of Stonehaven's Existing Properties

Purchase Option; Put Option

We amended our existing operating partnership agreement for Wellington Properties Investments, LP, subject to shareholder approval, to grant an exclusive option to purchase all of our Wellington general partnership units to WLPT Funding, LLC, which is controlled by Mr. Lund, our former Chief Executive Officer and a member of our board of trustees, and Hoyt Properties, Inc., which is controlled by Mr. Hoyt, our former Chairman, and a member of our board of trustees. Both WLPT Funding and Mr. Hoyt are currently limited partners of the Wellington partnership. Our general partnership units represent 92.9% of the outstanding units in the Wellington partnership. If exercised, this option will result in the sale of our existing Minnesota properties.

The option may be exercised any time after September 30, 2003 and before March 31, 2004 at a purchase price equal to the value of our ownership interests in the partnership's assets, or the difference between $8,275,000 (the appraised value of the Minnesota properties) and the then outstanding mortgage balances, not to exceed $6,443,075, with the result multiplied by 92.9% to represent our interest in Wellington. The appraisals are discussed in further detail at "—Appraisal of Plymouth Technology Park Buildings I, II and III" which begins on page 55, and "—Appraisal of Nicollet Business Campus VI" which begins on page 59. The purchase price will also be subject to credits and adjustments due to rents, prepaid items, mortgage interest expense, taxes due for the calendar year in which the sale occurs, and cash held in various accounts relating to the partnership. These credits and adjustments would be prorated as of the closing date of a sale and adjusted by our ownership percentage of 92.9%.

If the option is not exercised by March 31, 2004, we have the right to require that Mr. Hoyt and Mr. Lund purchase our units for the same price as discussed above. Our put right expires April 30, 2004.

The purchase price is payable in cash or with a combination of cash and our shares owned by Mr. Hoyt and Mr. Lund, although at least half of the purchase price must be paid in cash. If shares are used for the purchase price, the average closing price for the 30 calendar days before the sale; provided that the shares will be valued at least $0.151 a share.

We are not aware of any material regulatory requirements that must be complied with or of any approvals of any authority or agency that would be necessary for completion of the sale of the Minnesota Properties. If we determine that an approval or other action is required, we intend to obtain the approval or take any other action necessary to complete the transaction.

Description of Minnesota Properties
Our Minnesota properties consist of four commercial real estate properties containing approximately 129,000 rentable square feet. Three light industrial facilities are located in Plymouth, Minnesota and one light industrial facility is located in Burnsville, Minnesota. A more detailed description of these properties is provided in the following chart.

Property Location	Year Built/ Renovated	% Leased as of 12/31/02	Rentable Square Feet (1)	Total Rental Revenue (2)	Tenants Leasing 10% or More of Rentable Sq. Ft. as of 12/31/02 — Lease Expiration Date (3)
Plymouth Technology Park I, Plymouth, MN	1998	73.0%	26,186	$161,305	Knight Machining, Inc. (28.2%) – 8/09; United Operations (25.6%) – 8/03; Insignia Systems, Inc. (19.2%) – 3/04 (3)
Plymouth Technology Park II, Plymouth, MN	1998	100.0%	26,186	$209,484	Insignia Systems, Inc. (100%) – 3/04 (3)
Plymouth Technology Park III, Plymouth, MN	1998	100.0%	26,186	$239,083	Landscape (100%) – 11/05

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Property Location	Year Built/ Renovated	% Leased as of 12/31/02	Rentable Square Feet (1)	Total Rental Revenue (2)	Tenants Leasing 10% or More of Rentable Sq. Ft. as of 12/31/02 — Lease Expiration Date (3)
Nicollet Business VI, Burnsville, MN	1997	80.2%	50,291	$277,134	Xata Corp. (50.5%) – 6/04; Medcare Products, Inc. (29.7%) – 7/07
Total/Average		86.8%	128,849	$887,006	

(1)   Rentable square feet represents gross leasable area for light industrial properties.

(2)   Total rental revenue represent base rents received during the twelve months ended December 31, 2002, excluding tenant reimbursements, calculated in accordance with generally accepted accounting principles determined on a straight-line basis. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and escalations and common area maintenance and utility charges.

(3)   On January 7, 2003, Insignia Systems Inc. vacated their space of 31,219 square feet. In connection with this move, tenant has indicated that it intends to continue to pay rent in accordance with its lease through the expiration date of March 31, 2004.

Appraisal of Plymouth Technology Park Buildings I, II and III. Shenehon Company was engaged on our behalf by Hoyt Properties, Inc., the management company for our Minnesota properties, to appraise the market value of the leased fee interest in Plymouth Technology Park Buildings I, II and III, located in Plymouth, Minnesota. Shenehon was selected to provide the appraisal based on it having previously completed an appraisal of the Plymouth property for the original financing of that property. Its historical knowledge, combined with its excellent reputation in the area, also influenced our selection of Shenehon as the appraiser. The appraisal contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis. Copies of the appraisal are available free of charge, upon request, to Stonehaven Realty Trust, Attn: President at 1240 Huron Road, Suite 301, Cleveland, Ohio 44115. The material assumptions, qualifications and limitations to the appraisal are described below. In addition, appraisals are simply estimates of value and may not correspond to realizable value.

Scope of Appraisal; Procedures. Shenehon delivered a written summary of its appraisal based on its review, analysis, scope and limitations, as to the market value of the leased fee interest in the Plymouth property as of January 8, 2003. This included a physical inspection of the property, which consists of three office/showroom buildings located in Plymouth, Minnesota, a northwestern suburb of Minneapolis. Shenehon also reviewed public records such as tax data, zoning records, census information and economic data from various state and local departments, as well as leasing information provided by Hoyt Properties.

As applicable, Shenehon utilized lease analysis software, held discussions with area real estate brokers and reviewed comparable sales, rents and expenses, a market survey of 2002

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rental properties and a real estate investor survey. An evaluation of this information was used to conduct area and industrial market analyses.

Methodology. Shenehon evaluated the Plymouth property using three approaches typically used by appraisers in valuing real property: the cost approach, the sales comparison approach and the income capitalization approach. The type and age of a property, market conditions, and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. The value estimated by the cost approach incorporates separate estimates of the value of the unimproved site and the value of improvements, less observed physical wear and tear and functional or economic obsolescence. The sales comparison approach involves a comparative analysis of the subject property with other similar properties that have sold recently or that are currently offered for sale in the market. The income capitalization approach estimates a property's capacity to produce income through an analysis of the rental stream, operating expenses and net income. Net income may then be processed into a value through either, or a combination of, two methods: direct capitalization, or discounted cash flow analysis. After reviewing all industrial information available to it and having discussions with various real estate experts, Shenehon completed all three approaches to value in its analysis of the Plymouth property.

Shenehon then estimated the value of the Plymouth property using the cost approach, including the following four basic steps:

- the estimate of land as if vacant;

- the estimate of the current cost of replacement for the existing improvements;

- the estimate and deduction of accrued depreciation from all causes; and

- the summation of the land value and the depreciated replacement cost of the improvements.

This analysis recognizes that improvement replacement cost tends to represent the upper limit of its market value, and also assumes that newly constructed improvements would have advantages over existing similar improvements. As a result, any disadvantages or deficiencies found in the existing improvements must be evaluated in comparison with the new improvements. Shenehon conducted a survey of five comparable land sales, adjusting the sales for items which differed from the Plymouth real property. The variances included time of sale, highway access and traffic exposure, location, conditions of sale, financing terms, zoning, utilities, shape and topography of the site, and the property rights conveyed.

Shenehon then estimated the replacement cost of existing improvements on the Plymouth property utilizing the Marshall Valuation Service, a nationally recognized cost manual that provides cost data for determining replacement costs of buildings and other improvements. The Plymouth property falls into the "light industrial" classification, with good/average construction quality and construction characteristics indicative of the "Class C" construction group. Finally, Shenehon estimated and deducted the accrued depreciation from all causes, after evaluating the physical depreciation, functional obsolescence and economic or external obsolescence.

Shenehon further estimated the value of the Plymouth property using the sales comparison approach to value. The major premise within this approach is that the market value of the subject property is directly related to the prices of comparable, competitive properties. Shenehon gathered sales data on four other properties which it believed are comparable to the Plymouth property, based on their size, location, age, terms of sale and various other factors. It adjusted the sales data to account for variances such as size, date of sale, age, location, building quality, land-to-building ratio and office percentage. After adjustments, Shenehon estimated an average adjusted value price per square foot that it believes reflects the market value per square foot of the Plymouth property.

Shenehon then estimated the value of the Plymouth property using the income capitalization approach. In estimating the value, Shenehon considered the following steps:

- estimating the market rental and vacancy rates for the Plymouth property, based upon the overall market trends and comparable rentals;

- reviewing the historical operating income and expenses, in order to analyze trends and project future operations;

- analyzing the Plymouth property's existing leases, and determining if these rates are above or below the market rates identified within Shenehon's market analysis;

- calculating the Plymouth property's future income and expenses; and

- estimating the overall value of the property by utilizing the direct capitalization technique and/or the discounted cash flow analysis.

Based on its analysis of the Plymouth property, the neighborhood, and the market area, Shenehon determined that the highest and best use for the property is for office/showroom/business center use. It then researched the typical income and expenses for this type of property with its market area and calculated the market-derived income and expense estimates for the Plymouth property. To determine the appropriate market rent and expense levels for the property, Shenehon reviewed comparable rents and expenses of other industrial properties with the market area. In doing so it relied upon historical industry data published by Towle Real Estate, which annually surveys the Minneapolis/St. Paul industrial market, and by the Minneapolis Chapter of the National Association of Industrial and Office Parks or NAIOP. Shenehon also solicited input from local real estate brokers and active leasing agents. This data was then compared to income and expenses for the Plymouth property to determine whether the income and expenses were consistent with the market as a whole and to project income and expense estimates that would be consistent with historical figures and the market.

There are two types of income capitalization an appraiser typically uses to convert anticipated future income into a present value estimate: direct capitalization, and discounted future earnings, per yield capitalization. The direct capitalization method converts a simple year's income expectancy into an indication of value in one direct step. The discounted future earnings method uses the discounting procedure to convert future benefits to present value on the premise of a required level of profit or rate of return on invested capital. Direct capitalization provides a good indication of value if the first year cash flow is representative of future cash flows, and if suitable comparable sales can be found from which to extract a capitalization rate. The discounted future earnings method gives a good indication of value when future cash flows can be reasonably estimated and when cash flows are expected to change over time. The selection of which method to use depends primarily on the source(s), certainty, and persistence of the forecasted income stream itself. Shenehon believed that the discounted future earnings method was the most appropriate method to use since the Plymouth property is an office/showroom property with multiple tenants and is a newer property, not a stabilized operation. It also utilized analysis software to assist in its discounted future earnings analysis.

Shenehon reviewed discount rates using the Korpacz Real Estate Investor Survey conducted by Price Waterhouse Coopers for the national warehouse market for the fourth quarter, 2002. The present market discount rate ranges from 9.5% to 12.00%. Shenehon considered the newer condition of the Plymouth property and its good location on major roads in a popular suburban area. As a result it estimated a discount rate at 10.5%, a level at the midpoint of the indicated rate spectrum, and a terminal capitalization rate of 9.00%, also in the middle range for these rates from 8.00% to 11.00%.

Shenehon determined that all three approaches to value should be given weight in the final reconciliation of value, with most consideration being given to the income capitalization approach. Shenehon gave the sales comparison approach secondary emphasis as it believed that the available market data provided a fair measure of support for the indication of value reflected by buyers and sellers in the market place. Shenehon gave some weight to the cost approach, as this approach can be useful for testing the market value of new construction or special purpose properties, which is the case in the appraisal of the Plymouth property. Shenehon then correlated the three approaches, giving primary emphasis to the income capitalization approach to value, based on its belief that prudent investors, as owners of investment properties, are interested in income producing factors and the net dollars they will receive. Since Shenehon considers the Plymouth property to be of investment or income producing grade, it therefore considered the income capitalization method to be the most applicable in estimating the final value conclusion.

Conclusion as to the Plymouth Technology Park's Value. The indicated value for the property utilizing the income capitalization approach was $5.35 million, while utilizing the cost approach was $5.65 million, and utilizing the sales comparison approach was $5.5 million. Based on its primary reliance upon the income capitalization approach to valuation, Shenehon concluded that the estimated market value of the leased fee interest for the Plymouth property, as of January 8, 2003, was $5.35 million.

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Assumption, Limitations and Qualification of the Appraisal. Shenehon employed certain assumptions and limitations to determine the appraised value of the Plymouth property as of January 8, 2003 in the context of information available to it on such date. Events occurring after January 8, 2003 and before the closing of the proposed transactions could affect the assumptions used in preparing the appraisal. Shenehon has no obligation to update the appraisal based on subsequent events. In connection with preparing the appraisal, Shenehon was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis included in the appraisal. Shenehon will not deliver any additional summary of the analysis.

Compensation and Material Relationships. We paid Shenehon a total combined fee of $9,000 to prepare this appraisal and the appraisal for the Nicollet Business Campus VI. In addition, Shenehon was entitled to reimbursement for reasonable travel and out-of-pocket expenses incurred in making site visits and preparing the appraisal, and is entitled to indemnification against certain liabilities, including certain liabilities under federal securities laws. The fees were negotiated between Hoyt Properties and Shenehon and payment thereof is not dependent upon the completion of the proposed transactions. Neither Stonehaven, Hoyt Properties, nor any affiliate of either, have engaged Shenehon to render other consulting or related services prior to the present engagement.

Appraisal of Nicollet Business Campus VI. Shenehon Company was engaged on our behalf by Hoyt Properties, Inc., the management company for our Minnesota properties, to appraise the market value of the leased fee interest in Nicollet Business Campus VI, located in Burnsville, Minnesota. Shenehon was selected to provide the appraisal based on it having previously completed an appraisal of the Nicollet property for the original financing of that property. Its historical knowledge, combined with its excellent reputation in the area, also influenced our selection of Shenehon as the appraiser. The appraisal contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis. Copies of the appraisal are available free of charge, upon request, to Stonehaven Realty Trust, Attn: President at 1240 Huron Road, Suite 301, Cleveland, Ohio 44115. The material assumptions, qualifications and limitations to the appraisal are described below. In addition, appraisals are simply estimates of value and may not correspond to realizable value.

Scope of Appraisal; Procedures. Shenehon delivered a written summary of its appraisal based on its review, analysis, scope and limitations, as to the market value of the leased fee interest in the Nicollet property as of January 8, 2003. This included a physical inspection of the property, a multi-tenant office/warehouse/showroom facility located in Burnsville, Minnesota, a southern suburb of Minneapolis. Shenehon also reviewed public records such as tax data, zoning records, census information and economic data from various state and local departments, as well as leasing information provided by Hoyt Properties.

As applicable, Shenehon utilized lease analysis software, held discussions with area real estate brokers and reviewed comparable sales, rents and expenses, a market survey of 2002 rental properties and a real estate investor survey. An evaluation of this information was used to conduct area and industrial market analyses.

Methodology. Shenehon evaluated the Nicollet property using three approaches typically used by appraisers in valuing real property: the cost approach, the sales comparison approach and the income capitalization approach. The type and age of a property, market conditions, and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. The value estimated by the cost approach incorporates separate estimates of the value of the unimproved site and the value of improvements, less observed physical wear and tear and functional or economic obsolescence. The sales comparison approach involves a comparative analysis of the subject property with other similar properties that have sold recently or that are currently offered for sale in the market. The income capitalization approach estimates a property's capacity to produce income through an analysis of the rental stream, operating expenses and net income. Net income may then be processed into a value through either, or a combination of, two methods: direct capitalization, or discounted cash flow analysis. After reviewing all industrial information available to it and having discussions with various real estate experts, Shenehon completed all three approaches to value in its analysis of the Nicollet property.

Shenehon began by estimating the value of the Nicollet property using the cost approach, including the following four basic steps:

- the estimate of land as if vacant;

- the estimate of the current cost of replacement for the existing improvements;

- the estimate and deduction of accrued depreciation from all causes; and

- the summation of the land value and the depreciated replacement cost of the improvements.

This analysis recognizes that improvement replacement cost tends to represent the upper limit of its market value, and also assumes that newly constructed improvements would have advantages over existing similar improvements. As a result, any disadvantages or deficiencies found in the existing improvements must be evaluated in comparison with the new improvements. Shenehon conducted a survey of five comparable land sales, adjusting the sales for items which differed from the Nicollet real property. The variances included time of sale, highway access and traffic exposure, location, conditions of sale, financing terms, zoning, utilities, shape and topography of the site, and the property rights conveyed.

Shenehon then estimated the replacement cost of existing improvements on the Nicollet property utilizing the Marshall Valuation Service, a nationally recognized cost manual that provides cost data for determining replacement costs of buildings and other improvements. The Nicollet property falls into the "office/showroom" classification, with good/average construction quality and construction characteristics indicative of the "Class C" construction group. Finally, Shenehon estimated and deducted the accrued depreciation from all causes, after evaluating the physical depreciation, functional obsolescence and economic or external obsolescence.

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Shenehon further estimated the value of the Nicollet property using the sales comparison approach to value. The major premise within this approach is that the market value of the subject property is directly related to the prices of comparable, competitive properties. Shenehon gathered sales data on four other properties which it believed are comparable to the Nicollet property, based on their size, location, age, terms of sale and various other factors. It adjusted the sales data to account for variances such as size, date of sale, age, location, building quality, land-to-building ratio and office percentage. After adjustments, Shenehon estimated an average adjusted value price per square foot that it believes reflects the market value per square foot of the Nicollet property.

Shenehon then estimated the value of the Nicollet property using the income capitalization approach. In estimating the value, Shenehon considered the following steps:

- estimating the market rental and vacancy rates for the Nicollet property, based upon the overall market trends and comparable rentals;

- reviewing the historical operating income and expenses, in order to analyze trends and project future operations;

- analyzing the Nicollet property's existing leases, and determining if these rates are above or below the market rates identified within Shenehon's market analysis;

- calculating the Nicollet property's future income and expenses; and

- estimating the overall value of the property by utilizing the direct capitalization technique and/or the discounted cash flow analysis.

Based on its analysis of the Nicollet property, the neighborhood, and the market area, Shenehon determined that the highest and best use for the property is for office/warehouse/showroom use. It then researched the typical income and expenses for this type of property with its market area and calculated the market-derived income and expense estimates for the Nicollet property. To determine the appropriate market rent and expense levels for the property, Shenehon reviewed comparable rents and expenses of other industrial properties with the market area. In doing so it relied upon historical industry data published by Towle Real Estate, which annually surveys the Minneapolis/St. Paul industrial market, and by the Minneapolis Chapter of the National Association of Industrial and Office Parks or NAIOP. Shenehon also solicited input from local real estate brokers and active leasing agents. This data was then compared to income and expenses for the Nicollet property to determine whether the income and expenses were consistent with the market as a whole and to project income and expense estimates that would be consistent with historical figures and the market.

There are two types of income capitalization an appraiser typically uses to convert anticipated future income into a present value estimate: direct capitalization, and discounted future earnings, per yield capitalization. The direct capitalization method converts a simple year's income expectancy into an indication of value in one direct step. The discounted future earnings method uses the discounting procedure to convert future benefits to present value on the premise of a required level of profit or rate of return on invested capital. Direct capitalization provides a good indication of value if the first year cash flow is representative of future cash flows, and if suitable comparable sales can be found from which to extract a capitalization rate. The discounted future earnings method gives a good indication of value when future cash flows can be reasonably estimated and when cash flows are expected to change over time. The selection of which method to use depends primarily on the source(s), certainty, and persistence of the forecasted income stream itself. Shenehon believed that the discounted future earnings method was the most appropriate method to use since the Nicollet property is an office/showroom property with multiple tenants and is a newer property, not a stabilized operation. It also utilized analysis software to assist in its discounted future earnings analysis.

Shenehon reviewed discount rates using the Korpacz Real Estate Investor Survey conducted by Price Waterhouse Coopers for the national warehouse market for the fourth quarter, 2002. The present market discount rate ranges from 9.5% to 12.00%. Shenehon considered the newer condition and desirability of the Nicollet property, its 81% occupancy rate and its good location on major roads in a popular suburban area. As a result it estimated a discount rate at 10.5%, a level at the midpoint of the indicated rate spectrum, and a terminal capitalization rate of 9.00%, also in the middle range for these rates from 8.00% to 11.00%.

Shenehon determined that all three approaches to value should be given weight in the final reconciliation of value, with most consideration being given to the income capitalization approach as it determined that this approach is relied on more heavily by potential purchasers in the marketplace. Shenehon gave little weight to the sales comparison approach, due to the older comparable sales, and little weight as well to the cost approach. Shenehon then correlated the three approaches, giving primary emphasis to the income capitalization approach to value, based on its belief that prudent investors, as owners of investment properties, are interested in income producing factors and the net dollars they will receive. Since Shenehon considers the Nicollet property to be of investment or income producing grade, it therefore considered the income capitalization method to be the most applicable in estimating the final value conclusion.

Conclusion as to the Nicollet Business Campus' Value. The indicated value for the property utilizing the income capitalization approach was $2.925 million, while utilizing the cost approach was $3.1 million, and utilizing the sales comparison approach was $3.025 million. Based on its primary reliance upon the income capitalization approach to valuation, Shenehon concluded that the estimated market value of the leased fee interest for the Nicollet property, as of January 8, 2003, was $2.925 million.

Assumption, Limitations and Qualification of the Appraisal. Shenehon employed certain assumptions and limitations to determine the appraised value of the Nicollet property as of January 8, 2003 in the context of information available to it on such date. Events occurring after January 8, 2003 and before the closing of the proposed transactions could affect the assumptions used in preparing the appraisal. Shenehon has no obligation to update the

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appraisal based on subsequent events. In connection with preparing the appraisal, Shenehon was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis included in the appraisal. Shenehon will not deliver any additional summary of the analysis.

Compensation and Material Relationships. We paid Shenehon a total combined fee of $9,000 to prepare this appraisal and the appraisal for the Plymouth Technology Park Buildings I, II and III. In addition, Shenehon was entitled to reimbursement for reasonable travel and out-of-pocket expenses incurred in making site visits and preparing the appraisal, and is entitled to indemnification against certain liabilities, including certain liabilities under federal securities laws. The fees were negotiated between Hoyt Properties and Shenehon and payment thereof is not dependent upon the completion of the proposed transactions. Neither Stonehaven, Hoyt Properties, nor any affiliate of either, have engaged Shenehon to render other consulting or related services prior to the present engagement.

Additional Amendments

The amendment to Wellington's partnership agreement also added or amended several other provisions. Until the option terminates, is exercised and a sale closed, or the put right expires, we must operate the Minnesota properties in the ordinary course and refrain from certain activities without Mr. Hoyt and Mr. Lund's consent. These activities include: mortgaging or otherwise encumbering the properties, amending or breaching the management agreement with Hoyt Properties, failing to timely pay indebtedness or taxes due on the properties, taking action that is reasonably likely to diminish the value of the properties, and transferring cash from the properties to our own account or to others. During this time period, all cash generated from the operations of the Minnesota properties must first be used to satisfy the debts, liabilities and obligations relating to their operations and maintenance.

We are also restricted from transferring our Wellington partnership units or withdrawing as the general partner except for two circumstances:

- the exercise of the option granted to Hoyt Properties and WLPT Funding or our put option; and

- a merger, consolidation or a sale of substantially all of our shares or assets in which the limited partners of the Wellington partnership have the right to receive a predetermined payment in cash, securities or property for their limited partnership units.

Amendment to the Declaration of Trust to Change Stonehaven's Name

We believe Stonehaven needs to pursue a different course to expand our asset base, increase our net worth and our per-share value. For these reasons, we hired new management, added trustees to our board with significant real estate experience, and approved a plan to implement a national real estate business strategy. This new strategy will involve a program to build a national real estate portfolio, whether multi-family residential, retail, office or otherwise, in which value can be realized through development, re-development, leasing and management of the properties.

In keeping with this new focus, we believe a new name is in order. Upon the closing of the proposed transactions described in this proxy statement and exchange offer, we will change our name to "Paragon Real Estate Equity and Investment Trust." When we change our name we plan to begin trading under the new symbol "PRG." Shareholders are encouraged to review the proposed amendment under the caption "Proposal 3 — Amendment to the Declaration of Trust to Change Stonehaven's Name" located on page 85.

Amendment to the Terms of the Class A Preferred Shares

The terms of our Class A convertible preferred shares are governed by articles supplementary to our declaration of trust, which provide that the preferred shares accrue dividends of $0.475 every six months, payable in May and November. If we fail to declare or pay a dividend on the preferred shares as it accrues, the unpaid dividend will be cumulative, without interest, with future dividends. No dividends may be declared or paid on our common shares unless all accrued dividends on the preferred shares have first been paid. In addition, if we fail to pay a full year's accrued dividends, then the preferred shareholders will be entitled, voting as a class, to elect a majority of the members of our board of trustees, who will then serve on the board so long as two dividends remain unpaid. The terms of the preferred shares are described in greater detail under the caption "The Exchange Offer — Description of Common and Preferred Shares" which begins on page 115.

As of May 12, 2003, we had 758,832 preferred shares outstanding. Presently a dividend of $0.475 has accrued but is unpaid on the preferred shares, for an aggregate dividend arrearage of approximately $320,000. The requirement to pay dividends on the preferred shares imposes a significant use of our cash from operations. We believe that it is necessary to conserve cash in order to execute Stonehaven's strategic repositioning. In addition, the preferred share dividend requirement reduces the earnings attributable to our common shares, which in turn reduces our earnings per common share. For these reasons, our board has approved amendments to the terms of the preferred shares that would eliminate all of the preferred dividend rights and special voting rights applicable after two missed dividend payments.

If the amendments are approved by our shareholders, preferred holders would no longer have the right to receive dividends every six months and the existing accrued but unpaid dividends would be cancelled. Preferred shareholders may continue to receive any dividends declared by the board out of legally available funds, although we do not anticipate paying dividends in the foreseeable future. Declaration or payment of dividends, if any, will be at the discretion of our board and will depend on our then current financial condition, results of operations, capital requirements and other factors considered relevant by the trustees. In addition, if the amendments are approved, each preferred share would continue to be entitled to the number of votes equal to the number of common shares into which it is then convertible on all matters presented to the shareholders, but would no longer have the right to elect a majority of the members of the board of trustees for the failure to pay dividends.

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Our declaration of trust allows us to redeem preferred shares for $10.00 a share (the price we sold the shares for in 1999), plus any dividends then accrued but unpaid. However, we can only redeem the preferred shares if the closing bid price of our common shares exceeds 150% of the then effective conversion price of the preferred shares (the conversion price is currently $2.90, so the common share price must exceed $4.35 per share for us to redeem any preferred shares). Our board believes that removing this limitation will give us greater flexibility in the future to redeem preferred shares to simplify our capital structure. If approved, the proposed amendments would eliminate this restriction on our ability to redeem the preferred shares, although the redemption price will remain the same. We have no present plans to redeem any of our preferred shares.

The text of the proposed amendment to our declaration of trust is attached as Annex A. The amendment is subject to the approval of our shareholders.

The Exchange Offer

We are offering 22.881 of our common shares to our preferred shareholders in exchange for each preferred share. See "The Exchange Offer" beginning on page 101.

Conclusion — Board Recommendation

The board of trustees unanimously approved the transactions related to Hampton's contribution of Richton Trail to Paragon Real Estate and the exchange offer. With respect to the sale of the Minnesota properties, Mr. Hoyt and Mr. Lund abstained from voting. Furthermore, with respect to the voting and stock restriction agreement to which Mr. Hoyt, Mr. Lund and Mr. Lambert are parties, all three trustees abstained from voting. The independent trustees unanimously approved these two matters. The board recommends that the shareholders vote for approval of the transactions and that the preferred shareholders exchange their preferred shares for common shares.

PRO FORMA FINANCIAL INFORMATION

Our unaudited pro forma condensed consolidating balance sheets as of December 31, 2002 and March 31, 2003 have been prepared as if the acquisition of the Richton Trail Apartments and the sale of our four commercial real estate properties in Minnesota had been consummated on December 31, 2002 and March 31, 2003, respectively. The pro forma condensed consolidating income statements for the year ended December 31, 2002 and for the three months ended March 31, 2003 are presented as if the acquisition of Richton Trail and the sale of the Minnesota properties occurred at January 1, 2002 and the effect of the transactions was carried forward. Additionally, the pro forma financial statements give effect to the following issuances, redemptions, and conversions:

- Issuance of 696,078 Class A preferred shares in the aggregate to James C. Mastandrea and John J. Dee and 95,541 Class A preferred shares to Duane H. Lund in lieu of cash severance;

- Acceptance of the exchange offer by all the remaining preferred shareholders, resulting in the conversion, at the rate of 22.881 common shares per preferred share, of all of the 663,291 existing preferred shares, the 95,541 preferred shares issued to Mr. Lund, and the 696,078 preferred shares issued to Mr. Mastandrea and Mr. Dee into 33,289,794 common shares;

- Issuance of 813,938 limited partnership units in connection with the acquisition of Richton Trail, without the conversion of the units into common or preferred shares; and

- Redemption by Stonehaven of 5,635,292 common shares for a portion of the sale price of the Minnesota properties.

The pro forma financial statements also assume that we acquired Richton Trail for its appraised value of $3,900,000 including the assumption of $1,568,000 of non-recourse mortgage debt, and we sold the Minnesota properties at its appraised value of $8,275,000, including $6,440,000 of non-recourse mortgage debt.

The pro forma condensed consolidating financial statements do not purport to represent what our financial position or results of operations would have been assuming the purchase of Richton Trail and the sale of the Minnesota properties had occurred at the date or for the period indicated, nor do they purport to project our financial position or results of operations at any future date or for any future period. The pro forma condensed consolidating financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2002, included in our Annual Report on Form 10-KSB/A for the year ended December 31, 2002 and our consolidated financial statements for the three months ended March 31, 2003, included in our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2003.

Stonehaven Realty Trust and Subsidiaries
Pro forma Condensed Consolidating Statement of Operations
For the year ended December 31, 2002
(In thousands, except notes and per share data)

	Stonehaven (a)	New Issuances and Preferred Share Conversion	Richton (d)	Minnesota Properties (e)	Pro forma Adjustments	Pro forma Consolidated
Revenues						
Rental revenue	$ 887	$	$584	$ (887)	$	$ 584
Tenant recoveries	472		17	(472)		17
Interest and other	30		13	(3)		40
Total revenues	1,389		614	(1,362)	—	641
Expenses						
Property, operating and maintenance	230		184	(230)		184
Property taxes and insurance	351		95	(351)		95
Depreciation and amortization	250			(229)	78 (f)	99
Interest	449		153	(448)		154
General and administrative	673	300 (b)				973
Management fees	66		23	(66)		23
Provision for loss on real estate investments	2,023			(2,023)		—
Total expenses	4,042	300	455	(3,347)	78	1,528
Loss from operations before loss allocated to minority interest	(2,653)	(300)	159	1,985	(78)	(887)
Gain on sale of marketable securities	56					56
Provision for loss on marketable securities	(1,048)					(1,048)
Loss allocated to minority interest	169				550 (g)	719
Loss from continuing operations	(3,476)	(300)	159	1,985	472	(1,160)
Discontinued operations, net of tax	(82)					(82)
Net Loss	(3,558)	(300)	159	1,985	472	(1,242)
Preferred Share Dividends	(630)	630 (c)				—
Net loss available to Common Shareholders	$(4,188)	$ 330	$159	$ 1,985	$472	$ (1,242)
Net loss available to Common Shareholders per Common Share:						
Basic and Diluted	$ (0.93)					$ (0.04)
Weighted average number of Common Shares outstanding	4,518					32,172

Notes to Pro forma Condensed Consolidating Statement of Operations for the year ended December 31, 2002:

a)   As reported in the financial statements of Stonehaven Realty Trust and Subsidiaries for the year ended December 31, 2002.

b)   To reflect compensation expense as a result of the issuance of 95,541 Class A preferred shares to Mr. Lund.

c)   To reflect the elimination of dividends as a result of the conversion of all preferred shares to common shares.

d)   Derived from the audited Statement of Revenues and Certain Expenses of Richton Trail for the year ended December 31, 2002.

e)   To eliminate the historical revenue and expenses associated with the Minnesota properties for the year ended December 31, 2002.

f)   To reflect depreciation on Richton Trail based on its appraised value of $3,900,000, of which $780,000 is land and $3,120,000 is building.

g)   To adjust minority interest eliminating minority interest of $169,000 associated with the Minnesota properties and by recording minority interest of $719,000 as a result of the issuance of Class A preferred limited partnership units to the seller of Richton Trail.

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Stonehaven Realty Trust and Subsidiaries
Pro forma Consolidating Condensed Balance Sheet
December 31, 2002
(In thousands, except notes)

	Stonehaven (a)	New Issuances and Preferred Share Conversion	Richton	Minnesota Properties	Pro forma Consolidated
Assets					
Investments in real estate:					
Land	$ 1,790	$	$ 780 (c)	$(1,790) (d)	$ 780
Buildings and improvements	7,225		3,120 (c)	(7,225) (d)	3,120
Furniture, fixtures and equipment	78				78
	9,093		3,900	(9,015)	3,978
Accumulated depreciation and amortization	(803)			740 (d)	(63)
Net investments in real estate	8,290		3,900	(8,275)	3,915
Cash and cash equivalents	1,029			1,109 (e)	2,138
Marketable securities, net	177				177
Restricted cash	277			(277) (d)	—
Other assets, net	151			(95) (d)	56
Total Assets	$ 9,924	$	$3,900	$(7,538)	$ 6,286
Liabilities and Shareholders' Equity					
Liabilities:					
Mortgage loans and notes payable	$ 6,448	$	$1,568 (c)	$(6,448) (d)	$ 1,568
Accounts payable and accrued expenses	410			(41) (d)	369
Security deposits	45			(45) (d)	—
Total liabilities	6,903		1,568	(6,534)	1,937
Minority interest in consolidated subsidiary	—		2,332 (c)		2,332
Commitments and Contingencies					
Shareholders' equity:					
Preferred Shares	7	(7) (b)			—
Common Shares	45	333 (b)		(56) (f)	322
Additional paid-in capital	25,595	2,379 (b)		(948) (f)	27,026
Accumulated other comprehensive income, net unrealized gain on marketable securities	27				27
Accumulated deficit	(22,613)	(300) (b)			(22,913)
Treasury stock, at cost	(40)				(40)
Unearned compensation	—	(2,405) (b)			(2,405)
Total shareholders' equity	3,021	—	—	(1,004)	2,017
Total Liabilities and Shareholders' Equity	$ 9,924	$ —	$3,900	$(7,538)	$ 6,286

Notes to pro forma Consolidating Balance Sheet as of December 31, 2002:

a) As reported in the financial statements of Stonehaven Realty Trust and Subsidiaries as of December 31, 2002.

b) To reflect the issuance of 698,078 preferred shares to Mr. Mastandrea and Mr. Dee and 95,541 preferred shares to Mr. Lund in lieu of his $300,000 cash severance, and to reflect the conversion of all remaining preferred shares to common shares as follows (dollar amounts in thousands):

	Preferred Shares	Common Shares	Additional paid in capital	Accumulated Deficit	Unearned compensation
Issuance of 696,078 preferred shares to two new officers	$ 7	$ —	$2,398	—	$(2,405)
Issuance of 95,541 preferred shares to a former officer	1	—	299	(300)	—
Conversion of 663,291 existing, 95,541 recently issued, and 696,078 to be issued preferred shares into 33,289,794 common shares	(15)	333	(318)	—	—
	$ (7)	$333	$2,379	$(300)	(2,405)

c) To reflect the acquisition of Richton Trail for its appraised value of $3,900,000, net of $1,568,000 of assumed non-recourse mortgage debt, financed through the issuance limited partnership units with an assigned value of $2,332,000. Does not include the conversion of 813,938 limited partnership units into 18,625,715 common shares, which conversion is available to the limited partnership unit holders after four years.

d) To reflect the sale of the Minnesota properties, net of related assets and liabilities, based on book value as of December 31, 2002.

e) To reflect cash received as a result of the sale of the Minnesota properties.

f) To reflect the redemption and cancellation of 5,635,292 common shares received for a portion of the sale price of the Minnesota properties.

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Stonehaven Realty Trust and Subsidiaries
Pro forma Condensed Consolidating Statement of Operations
For the three months ended March 31, 2003
(In thousands, except notes and per share data)

	Stonehaven (a)	Richton (b)	Minnesota Properties (c)	Pro forma Adjustments	Pro forma Consolidated
Revenues					
Rental revenue	$ 219	$146	$(219)	$	$ 146
Tenant recoveries	107	2	(107)		2
Interest and other	5	5	(3)		7
Total revenues	331	153	(329)	—	155
Expenses					
Property, operating and maintenance	57	54	(57)		54
Property taxes and insurance	85	19	(85)		19
Depreciation and amortization	56		(51)	20 (d)	25
Interest	84	28	(84)		28
General and administrative	288		(9)		279
Management fees	16	6	(16)		6
Total expenses	586	107	(302)	20	411
Loss from operations before loss allocated to minority interest	(255)	46	(27)	(20)	(256)
Loss allocated to minority interest	10			84 (e)	94
Net loss available to Common Shareholders	$ (245)	$ 46	$ (27)	$ 64	$ (162)
Net loss available to Common Shareholders per Common Share:					
Basic and Diluted	$ (0.05)				$ (0.01)
Weighted average number of Common Shares outstanding	4,518				32,172

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Notes to Pro forma Condensed Consolidating Statement of Operations for the three months ended March 31, 2003:

a) As reported in the financial statements of Stonehaven Realty Trust and Subsidiaries for the three months ended March 31, 2003.

b) Derived from the unaudited Statement of Revenues and Certain Expenses of Richton Trail for the three months ended March 31, 2003.

c) To eliminate the historical revenue and expenses associated with the Minnesota properties for the three months ended March 31, 2003.

d) To reflect depreciation on Richton Trail based on its appraised value of $3,900,000, of which $780,000 is land and $3,120,000 is building.

e) To adjust minority interest eliminating minority interest of $10,000 associated with the Minnesota properties and by recording minority interest of $94,000 as a result of the issuance of Class A preferred limited partnership units to the seller of Richton Trail.

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Stonehaven Realty Trust and Subsidiaries
Pro forma Consolidating Condensed Balance Sheet
March 31, 2003
(In thousands, except notes)

	Stonehaven (a)	New Issuances and Preferred Share Conversion	Richton	Minnesota Properties	Pro forma consolidated
Assets					
Investments in real estate:					
Land	$ 1,790	$	$ 780 (c)	$(1,790) (d)	$ 780
Buildings and improvements	7,367		3,120 (c)	(7,367) (d)	3,120
Furniture, fixtures and equipment	78				78
	9,235		3,900	(9,157)	3,978
Accumulated depreciation and amortization	(855)			787 (d)	(68)
Net investments in real estate	8,380		3,900	(8,370)	3,910
Cash and cash equivalents	777			1,123 (e)	1,900
Marketable securities, net	169				169
Restricted cash	293			(293) (d)	—
Other assets, net	175			(119) (d)	56
Total Assets	$ 9,794	$	$3,900	$(7,659)	$ 6,035
Liabilities and Shareholders' Equity					
Liabilities:					
Mortgage loans and notes payable	$ 6,440	$	$1,568 (c)	$(6,440) (d)	$ 1,568
Accounts payable and accrued expenses	551			(140) (d)	411
Security deposits	45			(45) (d)	—
Total liabilities	7,036		1,568	(6,625)	1,979
Minority interest in consolidated subsidiary	—		2,332 (c)		2,332
Commitments and Contingencies					
Shareholders' equity:					
Preferred Shares	7	(7) (b)			—
Common Shares	45	333 (b)		(56) (f)	322
Additional paid-in capital	25,595	2,379 (b)		(978) (f)	26,996
Accumulated other comprehensive income, net unrealized gain on marketable securities	19				19
Accumulated deficit	(22,868)	(300) (b)			(23,168)
Treasury stock, at cost	(40)				(40)
Unearned compensation	—	(2,405) (b)			(2,405)
Total shareholders' equity	2,758	—	—	(1,034)	1,724
Total Liabilities and Shareholders' Equity	$ 9,794	$ —	$3,900	$(7,659)	$ 6,035

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Notes to pro forma Consolidating Balance Sheet as of March 31, 2003:

a)   As reported in the financial statements of Stonehaven Realty Trust and Subsidiaries as of March 31, 2003.

b)   To reflect the issuance of 698,078 preferred shares to Mr. Mastandrea and Mr. Dee and 95,541 preferred shares to Mr. Lund in lieu of his $300,000 cash severance, and to reflect the conversion of all remaining preferred shares to common shares as follows (dollar amounts in thousands):

	Preferred Shares	Common Shares	Additional paid in capital	Accumulated Deficit	Unearned compensation
Issuance of 696,078 preferred shares to two new officers	$ 7	$ —	$2,398	—	$(2,405)
Issuance of 95,541 preferred shares to a former officer	1	—	299	(300)	—
Conversion of 663,291 existing, 95,541 recently issued, and 696,078 to be issued preferred shares into 33,289,794 common shares	(15)	333	(318)	—	—
	$ (7)	$333	$2,379	$(300)	(2,405)

c)   To reflect the acquisition of Richton Trail for its appraised value of $3,900,000, net of $1,568,000 of assumed non-recourse mortgage debt, financed through the issuance limited partnership units with an assigned value of $2,332,000. Does not include the conversion of 813,938 limited partnership units into 18,625,715 common shares, which conversion is available to the limited partnership unit holders after four years.

d)   To reflect the sale of the Minnesota properties, net of related assets and liabilities, based on book value as of March 31, 2003.

e)   To reflect cash received as a result of the sale of the Minnesota properties.

f)   To reflect the redemption and cancellation of 5,635,292 common shares received for a portion of the sale price of the Minnesota properties.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATION OF RICHTON TRAIL**

You are encouraged to review the financial statement of the Richton Trail Apartments which begins on page F-1 of this proxy statement and exchange offer. The financial statement includes the historical results of operations of Richton Trail for the years ended December 31, 2002 and 2001 and has been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties. Accordingly, the Statement of Revenues and Certain Expenses excludes depreciation, which is not comparable to the amount expected to be incurred in the future operations of Richton Trail by Stonehaven.

Overview of Richton Trail

Richton Trail apartments, located in Richton Park, Illinois, consists of 12 three-story apartment buildings containing a total of 72 units. The apartment buildings were built in 1978, 1979 and 1982, and were refurbished in the late 1980's and again in the 1990's. They are situated on 3.21 acres of land. Each building has its own separate parking lot and contains six apartment units, with a combined total of 60 two-bedroom apartments and 12 one-bedroom apartments. The property contains 56,040 square feet of net rentable area and 74,196 square feet of above grade gross building area.

Results of Operations of Richton Trail

Three months ended March 31, 2003 Compared to March 31, 2002
Rental revenue for Richton Trail increased by approximately $3,000, or 2%, for the quarter ended March 31, 2003 compared to 2002. The increased rental revenue resulted from an increase in the average monthly rental rates charged on the renewal of leases and on new leases.

Interest and other revenue increased by approximately $2,000, or 71%, during these same periods primarily from better monitoring of tenant payments and charging late fees on delinquencies.

Property operating and maintenance expense increased by approximately $2,000, or 4%, due to the costs for gas being higher as a result of colder weather and higher utility rates in the first three months of 2003 compared to the same period of 2002.

Property taxes and insurance expense decreased by approximately $5,000, or 19%, for the quarter ended March 31, 2003 compared to 2002. The decrease was primarily from less insurance expense in 2003.

Interest expense decreased by $11,000, or 27%, for the quarter ended March 31, 2003 compared to 2002 due to a decrease in the interest rate charged on the mortgage debt to 7.25% from 9.75%. A reduction in the interest rate was negotiated with the lender effective October 1, 2002.

Revenues in excess of certain expenses increased by approximately $17,000, or 60%, for the quarter ended March 31, 2003 compared to 2002, as a result of total revenues increasing by approximately $4,000, or 3%, and total certain expenses decreasing by approximately $13,000, or 11%.

Year ended December 31, 2002 Compared to December 31, 2001
Rental revenue for Richton Trail increased by approximately $43,000, or 8%, for the year ended December 31, 2002 compared to 2001. The increased rental revenue resulted from both an increase in the average occupancy to 98.6% for 2002 from 96.4% for 2001, and increases in the average monthly rental rates charged on the annual renewal of leases and on new leases.

Tenant recoveries increased by approximately $11,000, or 200%, for the year ended December 31, 2002 compared to 2001, due primarily to the recognition of forfeited tenant security deposits.

Interest and other revenue increased by approximately $2,000, or 23%, during these same periods primarily from receipts from the laundry machine contract.

Property operating and maintenance expense decreased by approximately $45,000, or 20%, for the year ended December 31, 2002 compared to 2001. The costs for gas were higher by approximately $16,000 in 2001 due to colder weather and higher utility rates in early 2001. Administrative costs decreased by approximately $21,000 due to the hiring of a property assistant in late 2001, thereby requiring less temporary help and travel to the property by supervisory personnel in 2002. Bad debts at Richton Trail also decreased by approximately $7,000 in 2002, due to closer monitoring of tenants paying rent at the beginning of the month or being processed for eviction during that month.

Property taxes and insurance expense increased by approximately $11,000, or 13%, for the year ended December 31, 2002 compared to 2001. The increase was primarily from an increase in the real estate tax rates for 2002.

Revenues in excess of certain expenses increased by approximately $94,000, or 145%, for the year ended December 31, 2002 compared to 2001, as a result of total revenues increasing by approximately $56,000, or 10%, and total certain expenses decreasing by approximately $38,000, or 8%, between 2002 and 2001.

Plan of Operation

Following our acquisition of Richton Trail, we intend to refinance the property, increasing the present mortgage debt of $1.6 million to approximately $2.3 million. However, there is no guaranty that the property will be successfully refinanced and that we will obtain the additional cash on terms and conditions that are satisfactory to us. The additional cash from the new mortgage is anticipated to be used for additional investment in real estate properties and related opportunities to increase the portfolio asset base. Richton Trail will continue to be operated as an apartment complex.

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ELECTION TO BE TAXED AS A REIT

Stonehaven operated as a REIT through December 31, 1999. If we fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to our shareholders in computing our taxable income and would be subject to federal tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We intend to operate so as to qualify as a REIT under the federal tax code.

Generally, if a corporation, trust, or association has made an election to be a REIT and the election has been terminated or revoked, the entity (and any successor corporation, trust, or association) is not eligible to make a new REIT election for any taxable year prior to the fifth taxable year that begins after the year for which such termination or revocation is effective. The term "successor corporation, trust, or association" means a corporation, trust, or association that meets both a continuity of ownership requirement and a continuity of assets requirement with respect to the corporation, trust, or association. A corporation, trust, or association meets the continuity of ownership requirement only if at any time during the taxable year the persons who own, directly or indirectly, 50% or more in value of its outstanding shares owned, at any time during the first taxable year for which the termination or revocation was effective, 50% or more in value of the outstanding shares of the corporation, trust, or association whose election has been terminated or revoked. A corporation, trust, or association meets the continuity of assets requirement only if either (i) a substantial portion of its assets were assets of the corporation, trust, or association whose election has been revoked or terminated, or (ii) it acquires a substantial portion of the assets of the corporation, trust, or association whose election has been terminated or revoked. Thus, neither Stonehaven nor a successor corporation would be eligible to make a new REIT election for any taxable year prior to the year commencing January 1, 2005. At that time, we intend to make this election.

THE ANNUAL MEETING

Introduction

This proxy statement and exchange offer is being furnished to our shareholders in connection with the annual meeting to be held on Monday, June 30, 2003 at 10:00 A.M. Eastern Time, at 1375 East Ninth Street, 20th Floor, One Cleveland Center, Cleveland, Ohio 44114, and any adjournment or postponement of the meeting. We expect to mail this proxy statement, the accompanying form of proxy and our annual report to our shareholders on or about May 30, 2003.

Matters to be Considered at the Annual Meeting

At the annual meeting you will be asked to consider and vote upon the following proposals:

Proposal 1: A proposal to approve the acquisition of the Richton Trail property and the other transactions contemplated by the asset contribution agreement, including the issuance of additional common shares and the exchange offer.

Proposal 2: A proposal to approve the sale of our existing Minnesota properties to two of our trustees.

Proposal 3: A proposal to approve the amendment to our declaration of trust to change our corporate name to "Paragon Real Estate Equity and Investment Trust."

Proposal 4: A proposal to approve the amendment to the terms of the Class A preferred shares.

Proposal 5: A proposal to elect five trustees to our board.

You also will consider and vote upon any other matters that may properly come before the annual meeting.

Voting Rights and Vote Required

Shareholders of record as of the close of business on May 12, 2003 will be entitled to vote at the annual meeting. Each outstanding common share is entitled to one vote and each preferred share is entitled to 3.448 votes on each matter to come before shareholders at the meeting. As of the record date, there were 4,517,524 common shares and 758,832 preferred shares outstanding and entitled to vote, and collectively these shares constitute all of the voting shares entitled to vote at the meeting.

The presence at the annual meeting, in person or by proxy, of a majority in interest of the outstanding voting shares as of the record date will constitute a quorum for transacting business at the meeting. Abstentions will be counted for purposes of determining either the presence, or absence, of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Brokers who hold our shares in street name for customers do not have authority to vote those shares on proposals one through four unless they have received written instructions from their customers. As a result, the broker non-votes will be counted for purposes of determining the presence, or absence, of a quorum for the transaction of business, but will not be counted for purposes of determining the presence or absence of a quorum for action on a particular proposal on which the broker does not have the authority to vote. All votes will be tabulated by the inspector of elections appointed for the annual meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

The approval of the proposed contribution transactions, including the transactions anticipated by the asset contribution agreement and related agreements and the issuance of additional common shares to facilitate these transactions and the exchange offer, requires a majority of the votes cast by shareholders entitled to vote, in person or by proxy, at the annual meeting.

The sale of our existing properties also requires a majority of the votes cast by shareholders, in person or by proxy, at the annual meeting. Furthermore, in accordance with the terms of our declaration of trust regarding related party transactions, Duane H. Lund and Steven B. Hoyt will not vote their shares on the proposal for the sale of the Minnesota properties to

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entities which they control. Their combined shares amount to 1,106,089 common shares and 209,908 preferred shares.

Since the approval of the contributions transactions and common share issuance and sale of our existing properties each requires a majority of the votes cast by shareholders entitled to vote at the annual meeting at which a quorum is present, the abstentions will have the same effect as votes against such matters, while the broker non-votes will have no effect. The non-votes of Mr. Lund and Mr. Hoyt regarding the proposal to sell our existing properties will have no effect on the result of the vote on that matter.

Pursuant to our declaration of trust, the affirmative vote of the holders of a majority of the outstanding shares is required to approve the amendments to the declaration of trust to change our name and amend the terms of the preferred shares. Additionally, the proposed amendment to the terms of the preferred shares will require the affirmative vote of the holders of a majority of the preferred shares voting as a single class. Because approval of the amendments to our declaration of trust each require the affirmative vote of a specified percentage of the holders of our shares outstanding as of May 12, 2003, abstentions and broker non-votes, as the case may be, will have the same effect as votes against these proposals.

The election of our trustees requires a plurality of the votes cast at the annual meeting. Abstentions and broker non-votes will have no effect.

Voting of Proxies

The shares represented by proxy will be voted as instructed if received in time for the annual meeting. If no instructions are indicated on a proxy, those shares will be voted in favor of the five proposals specified in this proxy statement, and in the discretion of the proxy holder, as to any other matter that may properly come before the meeting. Any person signing and mailing a proxy may revoke it at any time before it is exercised by written notice to Stonehaven (Attention: John J. Dee) at 1240 Huron Road, Suite 301, Cleveland, Ohio 44115 or by attending in person and voting at the annual meeting. Attendance at the annual meeting, however, will not in and of itself revoke a proxy.

Pursuant to a voting and stock restriction agreement executed March 4, 2003 among Stonehaven, Mr. Lund, Mr. Hoyt, Paul T. Lambert, Mr. Mastandrea, John J. Dee and Paragon Development, Mr. Lund, Mr. Hoyt and Mr. Lambert have agreed to vote their common and preferred shares in favor of the proposed transactions. To that end, an irrevocable proxy has been provided under the agreement to Mr. Mastandrea to permit him to vote all of their shares for the five proposals described in this proxy statement.

No Appraisal Rights

Under Maryland law and our declaration of trust, you will not be entitled to any dissenters' appraisal rights in connection with any of the transactions discussed in this proxy statement and exchange offer.

Maryland Business Combination Act

Under Maryland law, business combinations with shareholders who own 10% or more of a company are prohibited for five years after such shareholder meets this ownership percentage, and thereafter subject to additional requirements. However, companies are permitted under the law to opt out of this limitation so long as the decision to do so occurs prior to the shareholder exceeding the 10% ownership threshold. On March 4, 2003 the board of trustees elected to opt out of any requirements of the Maryland Business Combination Act to the extent the Act may have applied to the proposed transactions.

American Stock Exchange Requirements

Our issuance of common shares is subject to shareholder approval pursuant to the Amex rules applicable to companies whose securities are trading on their exchange. Under §712 of the Amex rules, companies listed on the exchange must obtain shareholder approval prior to issuing common shares (or shares convertible into common shares) where such present or potential issuance could result in an increase in outstanding common shares of 20% or more. The maximum number of our common shares to be issued pursuant to the proposed transactions and the exchange offer is greater than 20% of the shares presently outstanding. Furthermore, the terms of the exchange offer may effectively allow our preferred shareholders to obtain our common shares at a price below the current market price. As a result, we are seeking shareholder approval in connection with the issuance of common shares under the exchange offer.

Solicitation Expenses

We will pay for all expenses of this solicitation and the proposed transactions, including the cost of preparing and mailing this proxy statement and exchange offer, will be borne by us. Solicitation will be primarily done by use of the United States mail system. Executive officers and other employees of Stonehaven may solicit proxies, without additional compensation, personally and by telephone and other means of communication. We will also reimburse brokers and other persons holding common and preferred shares in their names or in the names of their nominees for their reasonable expenses in forwarding proxies and proxy materials to beneficial owners.

Shareholder Proposals

A shareholder intending to present a proposal to be included in our proxy statement for our 2004 annual meeting of shareholders must deliver the proposal, in accordance with the requirements of Rule 14a-8 under the Exchange Act, to our President no later than March 2, 2004 at the following address:

> Stonehaven Realty Trust
> 1240 Huron Road
> Suite 301
> Cleveland, Ohio 44115
> Attn: President

A shareholder's notice to the President must set forth as to each matter the shareholder proposes to bring before the meeting:

- a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

- the name and record address of the shareholder proposing such business;

- the class and number of common shares that are beneficially owned by the shareholder; and

- any material interest of the shareholder in such business.

Other Matters

Our board of trustees is not aware of any other matters to be submitted at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote the shares they represent as the board of trustees may recommend.

**PROPOSAL 1 — Asset Contribution Agreement and Related Transactions;
Issuance of Additional Common Shares**

We are asking you to approve:

- The contribution of an apartment building complex into a newly-created limited partnership in which Stonehaven is the general partner, in return for the issuance of limited partnership interests that are redeemable for cash, or, at our option, convertible into our common shares;

- The issuance of restricted preferred shares to James C. Mastandrea, our newly-hired CEO, and John J. Dee, our newly-hired CFO;

- The issuance of restricted common shares in the future to provide incentives for Mr. Mastandrea and Mr. Dee to find additional properties for Stonehaven to acquire; and

- The issuance of common shares as part of our offer to exchange our preferred shares for common shares.

You are encouraged to read the section captioned "Overview of the Acquisition of the Assets of Hampton by Stonehaven," which begins on page 39, prior to making any decision as to whether to vote in favor of this Proposal 1.

On March 4, 2003, the board of trustees approved our entering into an asset contribution agreement with Hampton Court Associates, LP, an affiliate of Paragon Real Estate Development, LLC. Hampton is controlled by James C. Mastandrea, its general partner. Mr. Mastandrea is also a member of Paragon Development, as well as Stonehaven's new Chief Executive Officer, President and Chairman of the board of trustees.

Pursuant to the contribution agreement, Hampton will transfer Richton Trail apartments, along with the associated mortgage, to a newly-established operating limited partnership of Stonehaven, Paragon Real Estate, LP. In exchange, Hampton will receive 813,938 restricted limited partnership units in the new partnership, each unit being convertible after four years into 22.881 common shares of Stonehaven. Paragon Real Estate would also assume all of Hampton's other liabilities and obligations directly related to the operation of Richton Trail.

As a condition to the contribution of Hampton's apartment buildings, at least 80% of the preferred shares must be exchanged for our common shares. We are offering the Class A preferred shareholders a one-time incentive to exchange each preferred share for 22.881 of our common shares. As an additional condition to the contribution of Richton Trail, the preferred shareholders are being asked to consent to waive the dividend that would otherwise have been payable in May 2003 and to eliminate any future dividends that would otherwise be payable under the terms of our preferred shares. See "Proposal 4 — Amendment to the Terms of the Class A Preferred Shares" which begins on page 86.

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In connection with the signing of the asset contribution agreement, our board appointed the following new trustees: James C. Mastandrea, John J. Dee, Daniel G. DeVos, and Michael T. Oliver. In addition, Mr. Mastandrea was appointed President and Mr. Dee was appointed Senior Vice President of Stonehaven pursuant to separate employment agreements.

Pursuant to the restricted share agreements with Mr. Mastandrea and Mr. Dee, we will issue to each of them 348,039 of our preferred shares. If this Proposal 1 is approved by the shareholders, Mr. Mastandrea and Mr. Dee will immediately receive the right to vote the preferred shares and participate in the exchange offer, but will not own the shares which will vest over a period of time. Shareholders should review the section entitled "Overview of the Acquisition of the Assets of Hampton by Stonehaven — Employment Agreements; Restricted Share Agreements" which can be found on page 50.

Under a separate additional contribution agreement, we will issue additional common shares to Paragon Development for the benefit of Mr. Mastandrea and Mr. Dee if they locate and close on our behalf future acquisition, development or re-development transactions. Any of these transactions would also be subject to approval by our board. Any common shares they receive under the additional contribution agreement would be restricted until Stonehaven achieves specified increases in net operating income and funds from operations after the acquisition; provided, however, that the common shares will vest immediately upon any shift in ownership, as that term is described in their employment agreements, which are discussed at "Overview of the Acquisition of the Assets of Hampton by Stonehaven — Employment Agreements; Restricted Share Agreements" beginning on page 50.

In order to complete all of the transactions anticipated by the asset contribution agreement and related agreements, we will need to issue additional common shares. The maximum aggregate number of common shares that would need to be authorized for these proposed transactions is 51,913,509. A breakdown of how the common shares would be issued and outstanding after completing all of the transactions discussed in this proxy statement and exchange offer is described in the table below.

The table assumes that 100% of the preferred shares participate in the exchange offer and are converted into common shares, and that all of the preferred shares to be issued to Mr. Mastandrea and Mr. Dee are approved and converted into common shares.

AGREEMENT	PREFERRED SHARES OR UNITS	CONVERTED INTO COMMON SHARES
Mr. Mastandrea's restricted share agreement	348,039	7,963,480
Mr. Dee's restricted share agreement	348,039	7,963,480
Contribution of Richton Trail – Hampton	813,938	18,623,715
Exchange offer for remaining preferred shares	758,832	17,362,834
Total common shares to be issued		51,913,509

An affirmative vote for this Proposal 1 is a vote in favor of the issuance of additional common shares to complete the proposed transactions.

The board of trustees recommends that you vote FOR Proposal 1.

PROPOSAL 2 — Sale of Stonehaven's Existing Properties

The following is a summary of the material terms of the amendment to the agreement of limited partnership of Wellington Properties. **You are encouraged to read the section captioned "Sale of Stonehaven's Existing Properties" beginning on page 53 of this proxy statement and exchange offer, prior to making any decision as to whether to vote in favor of this Proposal 2.**

Our existing operating partnership agreement for Wellington Properties Investments, LP was amended, subject to shareholder approval, to grant an exclusive option to purchase all of our Wellington units in the Wellington partnership to WLPT Funding, LLC, which is controlled by Mr. Lund, our former Chief Executive Officer and a member of our board, and Hoyt Properties, Inc., which is controlled by Mr. Hoyt, our former Chairman and a member of our board. WLPT Funding and Mr. Hoyt currently own limited partnership units in the Wellington partnership. Our general partnership units represent 92.9% of the outstanding units in the Wellington partnership. If exercised, this option will result in the sale of our existing Minnesota properties.

The option may be exercised any time after September 30, 2003 and before March 31, 2004 at a purchase price equal to the value of our ownership interests in the partnership's assets, or the difference between $8,275,000 (the appraised value of the Minnesota properties) and the then outstanding mortgage balances, not to exceed $6,443,075, with the result multiplied by 92.9% to represent our interest in Wellington. The purchase price will also be subject to credits and adjustments which would be prorated as of the closing date of a sale and adjusted by our ownership percentage of 92.9%.

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If the option is not exercised by March 31, 2004, we have the right to require that Mr. Hoyt and Mr. Lund purchase our units for the same price as discussed above. Our put right expires April 30, 2004.

The purchase price is payable in cash or with a combination of cash and our shares owned by Mr. Hoyt and Mr. Lund; provided, however, that at least half of the purchase price must be paid in cash. If shares are used for the purchase price, the shares will be valued at the average closing price for the thirty calendar days before the sale; provided that the shares will be valued at no less than $0.151 a share.

The board of trustees recommends that you vote FOR Proposal 2.

PROPOSAL 3 — Amendment to the Declaration of Trust to Change
Stonehaven's Name

The board has adopted and is recommending that you approve a resolution to amend Section 1.1 of our declaration of trust to change Stonehaven's name. The applicable text of the board's resolution is as follows:

"RESOLVED, that Stonehaven's Restated Declaration of Trust be amended to change the name of the trust, and that such amendment be effected by deleting Section 1.1 of Stonehaven's Declaration of Trust in its entirety and substituting in lieu thereof:

> "SECTION 1.1 Name. The name of the trust (hereinafter referred to as the "Trust") is "PARAGON REAL ESTATE EQUITY AND INVESTMENT TRUST."

The purpose for the proposed amendment to our declaration of trust is described in greater detail under "Amending the Declaration of Trust to Change Stonehaven's Name" beginning on page 63.

If you adopt this amendment, you will not be required to exchange outstanding stock certificates for new certificates.

If approved by our shareholders, the name change will become effective upon filing articles of amendment to our declaration of trust with the Maryland State Department of Assessments and Taxation, which we intend to do promptly after the meeting. Once our name has changed, we also intend to begin trading under the new symbol, "PRG."

However, the board will be authorized, without a further vote by you, to abandon the name change if our trustees conclude that such action would be in the best interest of you and Stonehaven. If our shareholders do not approve this Proposal 3, we will not file the amendment.

The board of trustees recommends that you vote FOR Proposal 3.

PROPOSAL 4 — Amendment to the Terms of the Class A Preferred Shares

For the reasons described under the caption "The Proposed Transactions — Amendment to the Terms of the Class A Preferred Shares" on page 64 our board has approved an amendment to our declaration of trust that would eliminate all of the preferred share dividend rights, the preferred shareholders' right to elect a majority of our board after two missed dividend payments, and the restriction on our ability to redeem the preferred shares.

Our Class A convertible preferred shares accrue dividends of $0.475 every six months. If we fail to declare or pay a dividend on the preferred shares as it accrues, the unpaid dividend will be cumulative with future dividends. No dividends may be declared or paid on our common shares unless all accrued dividends on the preferred shares have first been paid. In addition, if we fail to pay a full year's accrued dividends, then the preferred shareholders will be entitled to elect a majority of the members of our board of trustees, who will then serve on the board so long as two dividends remain unpaid. We may redeem preferred shares, but only if the closing bid price of our common shares exceeds 150% of the then effective conversion price of the preferred shares (the conversion price is currently $2.90, so our common share price must exceed $4.35 for us to redeem any preferred shares). The terms of the preferred shares are described in greater detail under the caption "The Exchange Offer — Description of Common and Preferred Shares" beginning on page 115.

In accordance with our declaration of trust, the affirmative vote of the holders of a majority of the outstanding shares of beneficial interest is required to approve amendments to the declaration of trust. Additionally, this proposal to amend the terms of the preferred shares will require the affirmative vote of a majority of the preferred shareholders voting as a single class. See "The Annual Meeting — Voting Rights and Vote Required" beginning on page 78. We are offering 22.881 of our common shares to our preferred shareholders in exchange for each preferred share. See "The Exchange Offer" beginning on page 101.

The text of the proposed amendment to our declaration of trust is attached to this proxy statement and exchange offer as Annex A and is described in greater detail under "Amendment to the Terms of the Class A Preferred Shares" beginning on page 64.

If approved by our shareholders, the amendment to the terms of our preferred shares will become effective upon filing articles of amendment to our declaration of trust with the Maryland State Department of Assessments and Taxation, which we intend to do promptly after the meeting. However, the board will be authorized, without a further vote by you, to abandon the amendments if our trustees conclude that such action would be in the best interest of you and Stonehaven. If our shareholders do not approve this Proposal 4, we will not file the amendment.

The board of trustees recommends that you vote FOR Proposal 4.

PROPOSAL 5 – Election of Trustees

Our declaration of trust provides that our board of trustees will have between three and nine members divided into three classes serving for staggered three-year terms. As permitted by our declaration of trust and bylaws, our board voted to increase the number of trustees from five to nine in March 2003. This increase included the addition of James C. Mastandrea, John J. Dee, Daniel G. DeVos and Michael T. Oliver as trustees. Our other trustees are Duane H. Lund, Kim A. Culp, Steven B. Hoyt, Paul T. Lambert and Edward Padilla. The term of office for Mr. Lund, Mr. Culp, Mr. Hoyt and Mr. Padilla as trustees expires at this 2003 annual meeting, and they are not seeking re-election. At this annual meeting, you are entitled to elect five trustees to hold office for varying terms. The board of trustees will then consist of six members. Nominees for election this year are Mr. Mastandrea, Mr. Dee, Mr. Carter, Mr. DeVos and Mr. Oliver. Following the annual meeting, and assuming that the nominees are elected, the board intends to vote to decrease the number of members comprising the board of trustees from nine to six.

If elected by you, Mr. Dee will serve as trustee until the 2004 annual meeting or until his successor is duly elected and qualified, Mr. Carter and Mr. Oliver will serve as trustees until the 2005 annual meeting or until their successors are duly elected and qualified, and Mr. Mastandrea and Mr. DeVos will serve as trustees until the 2006 annual meeting or until their successors are duly elected and qualified.

If any trustee to be elected by you is unable to stand for election, the board may provide for a lesser number of trustees or designate a substitute. In the event of a substitution, shares represented by proxies may be voted for a substitute trustee.

The affirmative vote of the holders of a plurality present in person or represented by proxy at the annual meeting is needed to elect trustees. Abstentions and votes withheld for a trustee will have the same effect as votes against.

The board of trustees recommends that you vote FOR Mr. Mastandrea, Mr. Dee, Mr. Carter, Mr. DeVos and Mr. Oliver.

Nominations for Election as Trustees

The name, age and current office of each of our nominees for election as a trustee are as follows:

Name	Age	Office or Position Held	Expiration of Term
James C. Mastandrea	59	Chairman of the Board, Chief Executive Officer and President	2006
John J. Dee	52	Senior Vice President, Chief Financial Officer and Trustee	2004

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Name	Age	Office or Position Held	Expiration of Term
Daryl J. Carter	47	Nominee	2005
Daniel G. DeVos	45	Trustee	2006
Michael T. Oliver	60	Trustee	2005

The name, principal occupation for the last five years and selected biographical information of each of the nominees for trustees are set forth below:

James C. Mastandrea was appointed as President and Chairman of the Board of Trustees on March 4, 2003, and Chief Executive Officer on April 7, 2003. In May 1998, Mr. Mastandrea returned as Chairman and Chief Executive Officer to MDC Realty Corporation, Chicago, Illinois, which he founded in 1978 and had used for the development of over $500 million of real estate projects until 1993. From July 1993 to December 1993, Mr. Mastandrea was President of First Union Real Estate Investments, a publicly-traded real estate investment trust headquartered in Cleveland, Ohio. From January 1994 until his departure in May 1998, he was Chairman of the Board of Trustees and Chief Executive Officer of First Union. During his tenure at First Union, Mr. Mastandrea and his management team substantially grew the assets of the Trust from $495 million at the beginning of 1994 to $934 million at the end of 1997, along with commensurate growth in net operating income and funds from operations. In 1999, Mr. Mastandrea formed Eagle's Wings Aviation, where he served as Chief Executive Officer, to purchase a troubled aviation services business. At the time of the purchase, the business was in default on its debt obligations. Following the September 11, 2001 terrorist attacks, the business was further adversely affected. In March 2002, Eagle's Wings Aviation filed for protection under Chapter 11 of the federal bankruptcy laws. Mr. Mastandrea has been the general partner of Hampton Court Associates since its formation in 1983. Mr. Mastandrea is a Director of Cleveland State University Foundation Board and Chairman of its Nominating Committee, and a Director and a member of the Real Estate Committee of University Circle Inc., Cleveland, Ohio.

John J. Dee was appointed as Senior Vice President of Stonehaven, and elected as a trustee on March 4, 2003, and Chief Financial Officer on April 7, 2003. Prior to Mr. Dee's joining Stonehaven, from 2002 to 2003, he was Senior Vice President and Chief Financial Officer of MDC Realty Corporation, Cleveland, Ohio, an affiliate of MDC Realty Corporation, Chicago, Illinois. From 2000 to 2002, Mr. Dee was Director of Finance and Administration for Frantz Ward LLP, a Cleveland, Ohio-based law firm with approximately 100 employees. From 1978 to 2000, Mr. Dee held various management positions with First Union Real Estate Investments. Mr. Dee is licensed as a CPA in the State of Ohio.

Daryl J. Carter is a nominee for election as a trustee. Mr. Carter is Co-Chairman and Chief Investment Officer of Capri Capital, Irvine, California, a diversified real estate financial services firm that he co-founded in 1992. Capri Capital has $6.5 billion in assets under management, including investments in commercial mortgages, mezzanine capital, and equity investments in Fannie Mae, Freddie Mac and HUD/FHA programs, along with equity and

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mezzanine capital investments on behalf of various public, private and labor funds. Mr. Carter also serves as a Director of Catellus Development Corporation, Los Angeles, California, a publicly-held real estate development company, and is Chairman of its Audit Committee. Mr. Carter is a member of the Pension Real Estate Association (PREA), a Trustee of the Urban Land Institute (ULI), and a board member of the National Multifamily Housing Association (NMHA).

Daniel G. DeVos was appointed as a Trustee on March 4, 2003. Mr. DeVos is Chairman of the Board and Chief Executive Officer of DP Fox Ventures, LLC, a diversified management enterprise with investments in real estate, transportation, entertainment and sports teams. In addition, Mr. DeVos is the owner of the Grand Rapids Rampage (AFL), Grand Rapids Griffins (AFL), and has ownership interests in the Orlando Magic (NBA). Mr. DeVos is a director of: Alticor, Inc., the parent of Amway Corporation, Grand Rapids, Michigan; Genmar Industries, a privately-held boat manufacturer in Minneapolis, Minnesota; and the Orlando Magic (NBA), Orlando, Florida. From 1994 to 1998, Mr. DeVos served as a Trustee on the Board of Trustees of First Union Real Estate Investment.

Michael T. Oliver was appointed as a trustee on March 4, 2003. Mr. Oliver is the Director of Real Estate and Private Investments of the Alaska State Pension Board of the Alaska State Pension Fund, Juneau, Alaska, a position he has held since August 2000. Prior to joining the Alaska State Pension Board, Mr. Oliver was a consultant from March 1998 to July 2000 to MPAC Capital Markets, Seattle, Washington, and a consultant to the Asian government concerning laws governing REITs. From April 1996 to March 1998, Mr. Oliver was Chairman of RERC Capital Markets, LLC, Chicago, Illinois.

Board of Trustees; Committees

Our current trustees are Mr. Mastandrea, Mr. Dee, Mr. Lund, Mr. Culp, Mr. DeVos, Mr. Hoyt, Mr. Lambert, Mr. Oliver and Mr. Padilla. Due to Mr. Lund, Mr. Culp, Mr. Hoyt and Mr. Padilla not seeking re-election at this annual meeting, the board of trustees intends to vote to decrease the number of members comprising the board from nine to six following the annual meeting. Our trustees held eight meetings in 2002. All members of the board of trustees participated in at least 75% of all board and applicable committee meetings in 2002 called while they served as trustees.

The board of trustees has two standing committees: an audit committee and a compensation committee. We do not have a nominating committee.

Audit Committee

Our audit committee currently consists of Mr. Culp, Mr. Lambert and Mr. Padilla. The audit committee held four meetings in 2002. The audit committee makes recommendations concerning the engagement of independent public accountants, reviews the performance of independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. A more detailed description of the audit committee is contained in the committee report appearing under the caption "Management Proxy Disclosure — Audit Committee Report" beginning on page 90.

Compensation Committee

Our compensation committee currently consists of Mr. Hoyt and Mr. Lambert and held no meetings in 2002. The compensation committee makes recommendations and exercises all powers of the board of trustees in connection with certain compensation matters, including incentive compensation and benefit plans. The compensation committee administers, and has authority to grant awards under our 1998 Share Option Plan.

Trustee Compensation

Through May 14, 2002, the trustees received no cash or other compensation for serving on the board of trustees. Effective May 15, 2002, each trustee is entitled to receive a yearly salary of $5,000, $200 per meeting for each meeting attended in person, $100 per meeting for each meeting attended via teleconference and 50,000 options to purchase our common shares vesting six months after issuance and expiring ninety days after the term of the trustee ends. These options were issued on May 15, 2002 at an exercise price of $0.45 per common share. In 2002, no cash amounts were paid to any trustee and, as of December 31, 2002, we accrued $20,000 for related amounts due for the compensation of our trustees.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, trustees and persons who own more that 10% of our common shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, trustees and greater than 10% shareholders are required by regulation to furnish us with copies of all § 16(a) forms they file. Based solely on review of the copies of forms furnished us, or written representations that no reports were required, we believe that all § 16(a) filing requirements applicable to our officers, trustees and greater than 10% shareholders were complied with in 2002.

Additional information regarding our board of trustees, including executive compensation, employment agreements and related party transactions can be found below under the caption "Board of Trustees and Executive Officers" beginning on page 92.


MANAGEMENT PROXY DISCLOSURE


Audit Committee Report

In September 2000, our board of trustees adopted a formal written audit committee charter specifying the scope of the audit committee's responsibilities, requiring the independent members of the audit committee to meet certain eligibility standards, and otherwise complying with the requirements of Securities and Exchange Commission and the American Stock Exchange, including the requirement that all audit committee members be "independent directors" as defined in the American Stock Exchange listing standards.

The audit committee makes recommendations concerning the engagement of independent public accountants, reviews the performance of our independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls.

The audit committee currently consists of Mr. Culp, Mr. Lambert and Mr. Padilla and held four meetings in 2002.

The audit committee has reviewed and discussed the audited consolidated financial statements with management and Boulay, Heutmaker, Zibell & Co. P.L.L.P., our independent public accountants, who are responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principals, their judgment as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the audit committee pursuant to generally accepted auditing standards. The audit committee also discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees). With respect to independence, the audit committee has received written disclosures from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with the independent auditors any relationships that may impact their objectivity and independence. In considering the auditor's independence, the audit committee also considered whether the non-audit services performed by the auditors on our behalf were compatible with maintaining the independence of the auditors.

In reliance upon the audit committee's reviews and discussions with management and our independent auditors, the audit committee recommended to the board that our audited financial statements be included in our Annual Report on Form 10-KSB for the year ended December 31, 2002, for filing with the Securities and Exchange Commission.

The trustees have appointed Boulay, Heutmaker, Zibell & Co. P.L.L.P. to serve as our independent public accountants for 2003 and to audit our financial statements for 2003. The shareholders will not be asked to approve this appointment at the annual meeting. A representative of Boulay will be present, either in person or by telephone, at the annual meeting, will be available to respond to appropriate questions, and will have the opportunity to make a statement.


AUDIT COMMITTEE

KIM A. CULP
PAUL T. LAMBERT
EDWARD PADILLA


Principal Accounting Firm Fees

For the year ended December 31, 2002, Boulay, Heutmaker, Zibell & Co. P.L.L.P., our independent auditors and principal accountant, billed the approximate fees and expenses set forth below:

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Description of Professional Services	Amount
Fees for audit of consolidated financial statements and reviews of quarterly consolidated financial statements	$51,969
Fees for tax compliance and related services	18,585
Fees for other services	18,346
Total Fees	$88,900

Board of Trustees And Executive Officers

The name, age and current office of each of our trustees and executive officers are as follows:

Name	Age	Office or Position Held	Expiration of Term
James C. Mastandrea	59	Chairman of the Board, Chief Executive Officer and President	2006 (1)
John J. Dee	52	Senior Vice President, Chief Financial Officer and Trustee	2004 (1)
Duane H. Lund	39	Trustee and Vice President	2003 (2)
Kim A. Culp	51	Trustee	2003 (2)
Daniel G. DeVos	45	Trustee	2006 (1)
Steven B. Hoyt	51	Trustee	2003 (2)
Paul T. Lambert	50	Trustee	2004
Michael T. Oliver	60	Trustee	2005 (1)
Edward Padilla	47	Trustee	2003 (2)
Steven M. Edelman	48	Senior Vice President and Chief Investment Officer	Not applicable

(1) Biographical information for Mr. Mastandrea, Mr. Dee, Mr. Carter, Mr. DeVos and Mr. Oliver can be found under "Proposal 5 – Election of Trustees."

(2) The term of office for Mr. Lund, Mr. Culp, Mr. Hoyt and Mr. Padilla as trustees expires at this 2003 annual meeting. These trustees are not seeking re-election at this annual meeting.

Duane H. Lund has been a trustee since December 1999 and also serves as our Vice President. Mr. Lund served us in various other capacities since 1998, including Chief Executive Officer from November 1998 until April 2003 and Chief Financial Officer from February 2001 until April 2003. Mr. Lund was a founding shareholder of First Industrial Realty Trust, Inc. and served as a Senior Regional Director of First Industrial from 1994 to 1998. In that capacity, Mr. Lund acquired and managed over 11 million square feet of commercial property with a value in excess of $750 million. From 1989 to 1994, Mr. Lund was an acquisition partner with The Shidler Group, where he was involved in coordinating the underwriting and due diligence for over $200 million of commercial property. Mr. Lund is a member of the Board of Directors of the Wisconsin Real Estate Alumni Association and a former board member of the National Association of Industrial and Office Properties, Minnesota Chapter and former member of the Advisory Boards of the Midwest Real Estate News, the Minnesota Real Estate Journal and a current member of the KPMG Peat Marwick Alumni Association.

Kim A. Culp has been a trustee since May 15, 2002. Mr. Culp is Regional Chairman of Marshall & Ilsley Bank. Mr. Culp was an original investor, Vice Chairman and President of Century Bank prior to its sale to Marshall & Ilsley Bank of Milwaukee. Previously, he was co-owner, President and Chief Executive Officer of The Shelard Group, a commercial real estate services company that provided leasing, brokerage and property management services, located in Minneapolis, Minnesota. Mr. Culp currently has office, multi-family and industrial real estate holdings. Mr. Culp holds a B.A. from the University of St. Johns and currently serves on the Board of Directors of Ryan Companies and Marshall & Ilsley Minnesota.

Steven B. Hoyt has been a trustee since November 1998. He has served as Chief Executive Officer of Hoyt Properties, Inc. from 1989 to the present. Hoyt Properties currently owns over 1 million square feet of industrial and office property in Minnesota and has developed over 5 million square feet of commercial property since its inception. From 1994 to 1995, Mr. Hoyt served as a Senior Regional Director of First Industrial Realty Trust, Inc. Mr. Hoyt has been a member of the Board of Directors of the Better Business Bureau and has served in numerous state and national positions for the National Association of Industrial and Office Parks (NAIOP).

Paul T. Lambert has been a trustee since November 1998. Mr. Lambert serves as Chief Executive Officer of Lambert Capital Corporation. He served on the Board of Directors and was the Chief Operating Officer of First Industrial from its initial public offering in October 1994 to the end of 1995. Mr. Lambert was one of the largest contributors to the formation of First Industrial and one of its founding shareholders. Prior to forming First Industrial, Mr. Lambert was managing partner of the Midwest region for The Shidler Group, a national private real estate investment company. Prior to joining Shidler, Mr. Lambert was a commercial real estate developer with Dillingham Corporation and, prior to that, was a consultant with The Boston Consulting Group. Mr. Lambert was also a founding shareholder of CGA Group, Ltd., a holding company whose subsidiary is a AAA-rated financial guarantor based in Bermuda.

Edward Padilla has been a trustee since May 15, 2002. Mr. Padilla is President and Chief Executive Officer of NorthMarq (Northland/Marquette) Capital Group. Mr. Padilla joined NorthMarq in 1991, first as managing director of the Minneapolis Regional Office, then in 1996 as executive vice president, at which time his responsibilities included managing the St. Louis and Chicago offices, as well as personal loan production in the Minneapolis office. Mr. Padilla holds a B.A. from the University of Minnesota and a J.D. from William Mitchell College of Law. Mr. Padilla is also a Minnesota real estate broker.

Steven M. Edelman has been appointed as our Chief Investment Officer and Senior Vice President effective May 16, 2003. From 1999 until joining Stonehaven, Mr. Edelman served as the Chief Financial Officer of Carnegie Management & Development Corporation located in Westlake, Ohio. Carnegie Management is a $350 million privately held developer, owner and manager of retail, office and special use properties. From 1980 to 1999, Mr. Edelman held various positions with First Union Real Estate Investments (NYSE: FUR) located in Cleveland, Ohio. Most recently, from 1997 to 1999, he served as its Executive Vice President and Chief Financial Officer, and from 1995 to 1996 as its Executive Vice President and Chief Investment Officer.

Executive Compensation and Other Information

Summary Compensation Table
The following table summarizes the compensation we paid to our former chief executive officer during the last three years.

			Long-Term Compensation
		Annual Compensation	
Name and Principal Position	**Fiscal Year**	**Salary (1)**	**Securities Underlying Options**
Duane H. Lund (2)	2002	$150,000(3)	50,000(4)
Former Chief Executive Officer,	2001	417,000(3)	—
Chief Financial Officer, Treasurer and Secretary	2000	180,000(3)	666,667(5)

(1) No bonuses or other compensation were paid for the years ended December 31, 2002, 2001 and 2000.

(2) Pursuant to Mr. Lund's employment agreement, he resigned as Chief Executive Officer and Chief Financial Officer in April 2003. For more information, see "Employment Agreements".

(3) Represents a base annual salary of $150,000 for the period from September 10, 2001 through December 31, 2002, $200,000 for the period from February 24, 2000 through September 9, 2001 and $80,000 for the period from January 1, 2000 through February 23, 2000. The amount paid in 2001 includes $240,000 termination fee accrued as of December 31, 2001 and paid in 2002 in connection with Mr. Lund's termination as an employee of Stonehaven Technologies in 2001.

(4) All options were granted in May 2002 at an exercise price of $0.45 per common share and were exercisable on November 15, 2002. The options expire ninety days after Mr. Lund's term as a trustee ends.

(5) All options were granted in February 2000, bore an exercise price of $6.375 per common share and were exercisable as to 333,333 shares on February 24, 2000, with options as to 41,667 shares exercisable quarterly, commencing on May 24, 2000. As of December 31, 2001, all of these options were expired.

Option Grants in 2002

We granted 50,000 options to purchase our common shares at an exercise price of $0.45 per share to Mr. Lund in May 2002. The options were exercisable on November 15, 2002 and expire ninety days after Mr. Lund's term as a trustee ends. These were the only options granted to employees in 2002.

Option Values at Year-End 2002

No options for the purchase of our common shares were exercised by Mr. Lund in 2002. As of December 31, 2002, Mr. Lund held 130,000 exercisable options to purchase our common shares. The aggregate dollar value of in-the-money options was zero as of December 31, 2002. This valuation was calculated at $0.11 per share which was the closing bid price of our common shares on December 31, 2002.

Employment Agreements

As of December 31, 2002, we did not have an employment agreement with Mr. Lund. Effective as of March 4, 2003, our compensation committee approved employment agreements with Mr. Lund, Mr. Mastandrea and Mr. Dee. Mr. Edelman was subsequently hired pursuant to an employment agreement dated May 16, 2003.

Pursuant to his employment agreement, Mr. Lund received an annual salary of $150,000 for his services as our Chief Executive Officer through April 7, 2003. Mr. Lund relinquished his position as Chief Executive Officer and, in consideration for his resignation, received 95,541 Class A preferred shares. The number of shares issued to Mr. Lund was based on two times his annual salary with the price of the Class A preferred shares based on the average closing price for the thirty calendar days prior to March 1, 2003. Mr. Lund is receiving an annual salary of $60,000 for his services from April 7, 2003 until shareholder approval of the proposed transactions is obtained.

Pursuant to the terms of an employment agreement, Mr. Mastandrea was appointed our Chairman of the Board and President on March 4, 2003 and our Chief Executive Officer on April 7, 2003. He will receive an annual salary of $60,000 which began on March 4, 2003. The initial term of Mr. Mastandrea's employment is for two years and may be extended for one year terms through his 70th birthday. Mr. Mastandrea's base annual salary may be adjusted from time to time, except that the adjustment may not be lower than the preceding year's base salary. Mr. Mastandrea will be entitled to base salary and bonus at the rate in effect for a period of three years in the event that his employment is terminated without cause by us or for good reason by Mr. Mastandrea.

Pursuant to the terms of an employment agreement, Mr. Dee was appointed our Senior Vice President and Trustee on March 4, 2003 and our Chief Financial Officer on April 7, 2003. He will receive an annual salary of $60,000 which began on March 4, 2003. The initial term of Mr. Dee's employment is for two years and may be extended for one year terms through his 70th birthday. Mr. Dee's base annual salary may be adjusted from time to time, except that the adjustment may not be lower than the preceding year's base salary. Mr. Dee will be entitled to base salary and bonus at the rate in effect for a period of three years in the event that his employment is terminated without cause by us or for good reason by Mr. Dee.

Pursuant to the terms of an employment agreement, Mr. Edelman was appointed our Senior Vice President and Chief Investment Officer as of May 16, 2003. He will receive an annual salary of $60,000 which began on May 16, 2003. The initial term of Mr. Edelman's employment is for two years and may be extended for one year terms through his 70th birthday. Mr. Edelman's base annual salary may be adjusted from time to time, except that the adjustment may not be lower than the preceding year's base salary. Mr. Edelman will be entitled to base salary and bonus at the rate in effect for a period of three years in the event that his employment is terminated without cause by us or for good reason by Mr. Edelman.

Restricted Share Agreements

Pursuant to restricted share agreements between us and Mr. Mastandrea and Mr. Dee, each of Mr. Mastandrea and Mr. Dee will receive 348,039 shares of our Class A preferred shares, subject to shareholder approval. These restricted shares may not be transferred other than to affiliates prior to March 4, 2005, and may not be transferred after that unless the restricted shares have vested. Each of Mr. Mastandrea and Mr. Dee intends to transfer his shares to an affiliate, Paragon Real Estate Development LLC, an Ohio limited liability company. At all times, the restricted shares will be entitled to vote and receive dividends, if any. Under each restricted share agreement, the restricted shares vest upon the later of the following dates:

- the date our gross assets exceed $50.0 million, or

- 174,019 shares will vest on March 4, 2004; 87,010 shares will vest on March 4, 2005 and the remaining 87,010 shares will vest on March 4, 2006.

The vesting schedules will not change upon the death or disability of either or both of Mr. Mastandrea and Mr. Dee. Each of Mr. Mastandrea and Mr. Dee's restricted shares that have not vested will be forfeited if he terminates his employment agreement without good reason or if his employment is terminated by us for cause. All the restricted shares will vest in full immediately upon a shift in ownership as long as the respective employment agreements are in effect. A "shift in ownership" is defined as an event that:

- causes, in the case of Mr. Mastandrea's restricted shares, that he not be appointed as our Chief Executive Officer, or in the case of Mr. Dee's restricted shares, that he not be appointed as our Chief Financial Officer, or

- in the case of Mr. Mastandrea's restricted shares, if he is appointed as our Chief Executive Officer, causes him to be removed as our Chairman and Chief Executive Officer, and such change is not supported by him, or in the case of Mr. Dee's restricted shares, if he is appointed as our Chief Financial Officer, causes him to be removed as our Chief Financial Officer, and such change is not supported by him.

If the preferred share exchange offer is completed, the restricted Class A preferred shares will be converted into restricted common shares at the rate of 22.881 common shares for each preferred share; provided that, Mr. Mastandrea and Mr. Dee will have the right to retain a number of preferred shares that is equal to 51% of the Class A preferred shares outstanding

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after the closing of the exchange offer. For more information about the exchange offer, see "The Exchange Offer" beginning on page 101.

In addition, under the restricted share agreements, Mr. Mastandrea will have the right to appoint five trustees to our board as long as Paragon Real Estate Development LLC owns either:

- a majority of the Class A preferred shares; or

- 40% or more of the sum of the restricted shares issued to Mr. Mastandrea and Mr. Dee and the common shares issued to them upon conversion of their restricted Class A preferred shares into restricted common shares upon completion of the exchange offer.

Even if these conditions are not met, this appointment right shall continue until March 4, 2013; provided that if Mr. Mastandrea remains as our Chairman or Chief Executive Officer on that date, the right to appoint five trustees will continue until the time Mr. Mastandrea is no longer our Chairman or Chief Executive Officer.

Additional Contribution Agreement

Under an additional contribution agreement between us and Mr. Mastandrea and Mr. Dee, additional common shares will be issued to Mr. Mastandrea and Mr. Dee if they locate and close on our behalf future acquisition, development or re-development transactions. Any of these transactions must be approved by our board. See "Overview of the Acquisition of the Assets of Hampton by Stonehaven — Additional Contribution Agreement" beginning on page 51. The common shares that Mr. Mastandrea and Mr. Dee are entitled to receive under the additional contribution agreement will be restricted until we achieve specified increases in net operating income and funds from operations for the additional contribution agreement, although the common shares will vest immediately upon any shift in ownership, as that term is described under the caption "Overview of the Acquisition of the Assets of Hampton by Stonehaven — Employment Agreements; Restricted Share Agreements" beginning on page 50.

Security Ownership of Management and Certain Beneficial Owners

The following table includes certain information with respect to the beneficial ownership of our shares by: (i) each person known by us to own more than 5% in interest of the outstanding shares: (ii) each of the trustees and each nominee for trustee; (iii) each of our executive officers; and (iv) all of the trustees and executive officers as a group. Except as otherwise noted, the person or entity named has sole voting and investment power over the shares indicated. The table shows ownership as of May 12, 2003, before approval of the proposed transactions described in this proxy statement and exchange offer, and after all of the proposed transactions have been approved and all stock issued in connection with each transaction. The table does not reflect the irrevocable proxy granted by Mr. Lund, Mr. Hoyt and Mr. Lambert to Mr. Mastandrea and Mr. Dee to vote their Stonehaven shares in favor of the contribution agreement and the proposed transactions. See "Overview of the Acquisition of the Assets of the Hampton by Stonehaven" beginning on page 39.

	Before Approval of Transactions					After Completion of Transactions (12)	
	Common Shares (2)		Preferred Shares (3)		All Shares	Common Shares	
Name and Address (1)	Number	Percent	Number	Percent	Percent	Number	Percent
Steven B. Hoyt	868,644(4)	18.3%	113,367	14.9%	17.1%	273,702	*
Paul T. Lambert (5)	871,354	19.1%	65,000	8.6%	15.2%	2,358,619	7.3%
Duane H. Lund	595,195(6)	12.8%	96,541	12.7%	12.8%	—	—
Sutter Opportunity Fund 2, LLC (7)	—	—	41,800	5.5%	2.0%	956,426	3.0%
Kim A. Culp	50,000(8)	1.1%	—	—	*	—	—
Edward Padilla	50,000(9)	1.1%	—	—	*	—	—
James C. Mastandrea	—	—	—	—	—	34,550,675(13)	68.0%
John J. Dee	—	—	—	—	—	15,926,960(14)	49.5%
Daryl J. Carter	—	—	—	—	—	—	—
Daniel G. DeVos	—	—	—	—	—	—	—
Michael T. Oliver	—	—	—	—	—	—	—
All trustees and current executive officers as a group (10)	2,435,193(11)	48.5%	274,908	36.2%	44.3%	36,909,294(15)	72.6%

---

*   Indicates less than one percent

(1)   Unless otherwise indicated, the address of each beneficial owner listed is our corporate headquarters. Before approval of the transactions, the address is 5620 Smetana Road, Suite 130, Minnetonka, Minnesota 55343. After completion of the transactions, the address is 1240 Huron Road, Suite 301, Cleveland, Ohio 44115.

(2)   Based on 4,517,524 common shares outstanding as of May 12, 2003.

(3)   Based on 758,832 preferred shares outstanding as of May 12, 2003. Each preferred share is presently convertible into 3.448 common shares. See "The Exchange Offer — Description of Common and Preferred Shares."

(4)   Includes options to purchase 50,000 common shares which are currently exercisable and 177,750 common units of the operating partnership, Wellington Properties Investments, L.P., which are exchangeable one-for-one into our common shares. Also includes 319,289 common shares held jointly with Michelle Hoyt, Mr. Hoyt's spouse. Mr. Hoyt's options will expire 90 days after he ceases to be a trustee, or 90 days after the shareholders' meeting.

(5)   Includes options to purchase 50,000 common shares which are currently exercisable and 766,354 common shares held by Lambert Equities II, LLC, of which Mr. Lambert is the controlling majority member and sole manager.

(6)   Includes options to purchase 130,000 common shares which are currently exercisable and 465,195 common shares held by WLPT Funding, LLC, of which Mr. Lund is the owner and sole manager. Mr. Lund's options will expire 90 days after he ceases to be a trustee, or 90 days after the shareholders' meeting.

(7)   The address of Sutter Opportunity Fund 2, LLC is 150 Post Street, Suite 405, San Francisco, California 94108.

(8)   Includes options to purchase 50,000 common shares which are currently exercisable. Mr. Culp's options will expire 90 days after he ceases to be a trustee, or 90 days after the shareholders' meeting.

(9)   Includes options to purchase 50,000 common shares which are currently exercisable. Mr. Padilla's options will expire 90 days after he ceases to be a trustee, or 90 days after the shareholders' meeting.

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(10)   Includes nine named persons before approval of the transactions and six named persons after completion of the transactions.

(11)   Includes options to purchase 330,000 common shares which are currently exercisable. Also includes 177,750 common units of the operating partnership, Wellington Properties Investments, L.P., which are exchangeable one-for-one into common shares.

(12)   Based on 32,172,026 common shares outstanding after completion of the transactions. Assumes all preferred shares have been tendered in the exchange offer and exchanged for common shares, including the restricted shares issued to Mr. Mastandrea and Mr. Dee under their restricted share agreements. Also assumes all common units of Wellington Properties Investments, L.P. have been purchased by WLPT Funding, LLC, which is controlled by Mr. Lund, and Hoyt Properties, Inc., which is controlled by Mr. Hoyt, and that the purchase price was paid with a combination of cash and the redemption by Stonehaven of a total of 5,635,292 common shares owned by Mr. Hoyt and Mr. Lund. See "Proposal 2 – Sale of Stonehaven's Existing Properties."

(13)   Includes 18,623,715 common shares issuable upon the conversion of 813,938 limited partnership units of Paragon Real Estate, L.P., our newly formed operating partnership, held by Hampton Court Associates, L.P., of which Mr. Mastandrea is the general partner. See "Proposed Transactions – Formation of Paragon Real Estate." Also includes 15,926,960 restricted common shares held by Paragon Real Estate Development, LLC of which Mr. Mastandrea is the managing member.

(14)   Includes 15,926,960 restricted common shares held by Paragon Real Estate Development, LLC, of which Mr. Dee is a member.

(15)   Includes options to purchase 50,000 common shares which are currently exercisable. Also includes 18,623,715 common shares issuable upon the conversion of 813,938 limited partnership units of Paragon Real Estate, L.P and 15,926,960 restricted common shares held by Paragon Real Estate Development, LLC.

Certain Relationships and Related Transactions

On January 7, 2003, one of our tenants, representing approximately 29.3% of rental revenues for the year ended December 31, 2002, vacated their noncontiguous space of 31,219 square feet and moved into contiguous space in a building owned by a company affiliated with Mr. Hoyt. In connection with this move, the tenant has indicated that they intend to continue to pay rent in accordance with their lease through the expiration date of March 31, 2004.

Pursuant to an asset purchase agreement among Stonehaven, Stonehaven Technologies, Inc., our technology segment and Stellent, Inc., we sold certain assets of Stonehaven Technologies to Stellent. In connection with the transaction, Stonehaven Technologies and Mary Henschel, former President of Stonehaven Technologies, entered into a separation agreement whereby Ms. Henschel was required to separate her employment with Stonehaven Technologies. Further, Stonehaven Technologies' employment agreement with Mr. Lund was terminated on September 9, 2001 and Mr. Lund was paid related termination costs of $240,000. Odeh Muhawesh continued to serve as Chief Knowledge Officer of Stonehaven Technologies under his employment contract through March 31, 2002, on which date his employment contract expired.

Mr. Culp is a Regional Chairman and Board member of Marshall & Ilsley Bank, of Milwaukee, which holds the mortgage on our Plymouth, Minnesota properties. Mr. Culp was an original investor, Vice Chairman and President of Century Bank, which was sold to Marshall & Ilsley Bank. Our mortgage on the Plymouth Properties originated with Century Bank and was transferred to Marshall & Ilsley Bank in the acquisition.

We maintain a property management agreement with Hoyt Properties, Inc., an entity controlled by Mr. Hoyt, one of our trustees, to serve as property manager of our commercial properties. In connection with the agreement, Hoyt Properties manages the day-to-day operations of our properties and receives a management fee for this service. Management fees paid to Hoyt Properties were approximately $66,000 and $87,000 for the years ended December 31, 2002 and December 31, 2001, respectively. In addition, in 2002 and 2001, we recognized rental expense of approximately $30,000 and $10,000, respectively, related to office space leased from Hoyt Properties.

Stonehaven Technologies had a customer relationship with Odeh Muhawesh, our former officer and trustee, and other former members of Stonehaven Technologies' management that performed management responsibilities for a customer from approximately January 1 through June 30, 2000. We recognized no revenues from this customer for the years ended December 31, 2002 and December 31, 2001. As of December 31, 2001, we wrote off accounts receivable from the customer of approximately $114,000 and amounts due to the customer of $30,000.

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THE EXCHANGE OFFER

Summary of the Exchange Offer

We are offering to exchange 22.881 of our common shares for each preferred share that you tender before the expiration of the exchange offer. The terms and conditions of the exchange offer are described in this section of the proxy statement and exchange offer and the enclosed letter of transmittal. Some of the key terms of the exchange offer are:

Preferred Shares	We are offering common shares in exchange for up to all of our outstanding Class A convertible preferred shares of beneficial interest outstanding (CUSIP No. 861921203; AMEX:RPP.A). For a more complete description of our preferred shares, please turn to "— Description of Common and Preferred Shares" on page 115.
Common Shares	We are offering 22.881 of our common shares of beneficial interest (CUSIP No. 861921104; AMEX:RPP) for every preferred share you tender. For a more complete description of our common shares, please turn to "— Description of Common and Preferred Shares" on page 115. We will not issue fractional common shares in exchange for your preferred shares. Instead, the number of shares you are entitled to receive will be rounded to the nearest whole share. For more information about the issuance of common shares, please turn to "— Acceptance of Preferred and Delivery of Common Shares" on page 110.
Purpose	We are making the exchange offer because the exchange will reduce or eliminate past-due dividends on the preferred shares and the requirement to pay dividends on the preferred in the future. We also seek to simplify our capital structure and improve the liquidity of our common shares, enhancing our attractiveness to investors. Finally, completion of the exchange offer is a condition to the proposed transaction with Hampton Court Associates. For more information about the purpose of the exchange offer, please turn to "— Reasons for the Exchange Offer" on page 102.
Effect	Preferred shares that are validly tendered and accepted by us for exchange will be retired and all unpaid dividends on those shares will be cancelled. Consummation of the exchange offer may have adverse consequences to shareholders who elect not to tender their preferred shares in the exchange offer, including the loss of dividend rights, a decrease in the market for the preferred shares and the possible delisting of the preferred. For additional information about the impact of the exchange offer, please turn to "— Effect of the Exchange Offer" on page 103.

Expiration Date	The exchange offer will expire on Monday, June 30, 2003, at 12:00 midnight Eastern Time, unless we extend it. For additional information about the expiration date and our ability to extend it, please turn to "— Expiration Date, Extensions and Amendments" on page 106.
How To Tender	The procedure for tendering your preferred shares depends on whether you hold them in certificated form or in "street name." The process for tendering shares is described under the caption "— Procedures for Tendering Your Preferred Shares" beginning on page 106."
Withdrawal	You may withdraw tenders of preferred shares at any time before expiration of the exchange offer and, unless we have already accepted your preferred shares for exchange, at any time after 12:00 midnight Eastern Time on July 25, 2003. The process for withdrawing tendered shares is described under the caption "— Withdrawal of Tendered Shares" beginning on page 110.
Completion of the Exchange and Issuance of Common Share Certificates	We will accept all preferred shares properly tendered and issue the common shares promptly after expiration of the exchange offer, unless we have previously elected to terminate the offer because one of the conditions to the exchange has not been met. For more information about the issuance of common shares, please turn to "— Acceptance of Preferred and Delivery of Common Shares" on page 110.
Additional Information	You should direct all questions regarding the exchange offer to our exchange agent, American Stock Transfer & Trust Company, at one of the telephone numbers or addresses listed under "— Exchange Agent" on page 111.

Reasons for the Exchange Offer

We are offering common shares in exchange for preferred at this time because the exchange will reduce or eliminate past-due dividends on the preferred shares (which currently aggregate approximately $320,000) and the requirement to pay dividends on the preferred in the future. The requirement to pay dividends on the preferred shares imposes a significant use of our cash from operations — we believe it is necessary to conserve cash in order to implement our strategic repositioning plan for Stonehaven. In addition, the dividend requirement reduces the earnings attributable to our common shares, which in turn reduces our earnings per common share. To the extent the preferred shares are exchanged for common shares, dividend arrearages will not be reflected in the shareholder's equity portion of our balance sheet, and net income applicable to common shareholders will be increased (but spread over an increased number of common shares). We also seek to simplify our

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capital structure and improve the liquidity of our common shares, enhancing our attractiveness to investors. Finally, completion of the exchange offer is a condition to the proposed transaction with Hampton Court Associates. This transaction is discussed under the caption "Overview of the Acquisition of the Assets of Hampton by Stonehaven" beginning on page 39.

We believe the exchange offer is advantageous to our preferred shareholders in several respects:

- The exchange allows preferred shareholders to receive significantly more common shares than they would be entitled to receive under the conversion provisions of the preferred shares. Absent the exchange offer, each preferred share is currently convertible into 3.448 common shares (3.612 if the unpaid May $0.475 dividend is not waived).

- The exchange allows preferred shareholders to obtain greater liquidity on their investment in Stonehaven because our common shares are more actively traded than our preferred shares. We have applied to list the newly-issued common shares on the American Stock Exchange. However, our common shares could be delisted by Amex. See "Risk Factors — Other Risks Regarding Trading of Our Shares" beginning on page 30.

- The exchange allows preferred shareholders to obtain common shares at a premium to the trading value of the preferred shares. We arrived at the exchange ratio by taking the average preferred share closing prices for the month before the exchange offer was publicly announced, multiplying that number by 1.1, and dividing the result by the average common share price over the same period. The exchange ratio of 22.881 common shares to one preferred share represents a 10% market premium on that date. See also "— Market for our Common and Preferred Shares" beginning on page 118.

Our board believes the exchange offer is in Stonehaven's best interests, has unanimously approved it, and recommends that you participate in the exchange for the reasons described in this proxy statement and exchange offer, subject to your individual investment objectives and circumstances. However, you must make your own determination as to whether to tender your preferred shares in exchange for common. We urge you to read this proxy statement and exchange offer carefully, paying particular attention to "Risk Factors — Consequences of a Failure to Exchange the Preferred Shares" beginning on page 29. and "— Effect of the Exchange Offer" below.

Effect of the Exchange Offer

Preferred shares that are validly tendered and accepted by us for exchange will be retired. Preferred shareholders who participate in the exchange will relinquish all rights to accumulated dividends (presently $0.475 a share) and will forego the right to any future dividends on the preferred shares exchanged.

If all of our preferred shares are exchanged, we will issue 33,289,794 common shares, increasing the number of our outstanding common shares from 4,517,524 to 37,807,318, more than seven times the number of common shares currently outstanding. Our common shares are presently listed on the American Stock Exchange, and we have applied to include the newly-issued common shares. Upon the approval and closing of the proposed transactions described in this proxy statement and exchange offer, including changing our name to "Paragon Real Estate Equity and Investment Trust," we plan to begin trading under the new symbol "PRG." However, our common shares could be delisted by Amex. See "Risk Factors — Other Risks Regarding Trading of Our Shares" beginning on page 30.

Consummation of the exchange offer and the adoption of the proposed amendments to the terms of the preferred shares may have adverse consequences to shareholders who elect not to tender their preferred shares. In particular, the amendments would eliminate all of the preferred dividend rights, the right of the preferred shareholders to elect a majority of our board after two missed dividend payments, and a restriction on our ability to redeem the preferred shares. These amendments will result in significantly fewer rights for preferred shareholders than they currently have under the present terms of the preferred shares. See "Risk Factors — Consequences of a Failure to Exchange the Preferred Shares" beginning on page 29, and "Proposal 4 — Amendment to the Terms of the Class A Preferred Shares" beginning on page 86.

In addition, although our preferred shares have been traded on the American Stock Exchange, we cannot assure you that an active trading market for the preferred shares will continue or, if it does, at what prices the preferred shares may trade. To the extent that preferred shares are tendered and accepted for exchange in the exchange offer, the trading market for the remaining preferred shares will be more limited or may cease altogether. A preferred security with a smaller outstanding aggregate "float" may command a lower price than would a comparable preferred security with a larger float. Therefore, the market price for the unexchanged preferred shares may be adversely affected to the extent that the preferred shares tendered in the exchange offer reduce the float. The reduced float may also tend to make the trading prices of the preferred shares more volatile.

Depending on the number of preferred shares retired as a consequence of the exchange offer, the preferred shares may not continue to meet the listing requirements of the American Stock Exchange. The current Amex continued listing requirements for preferred shares are an aggregate market value of publicly-held shares of at least $2.0 million and at least 100,000 shares publicly-held. We believe that Amex will no longer list the preferred shares after completion of the exchange offer. Although we do not plan to apply to delist our preferred shares, if Amex will not list them, we do not intend to seek another trading market for the shares. In addition, after the exchange offer the number of preferred shareholders of record will be reduced to the point that we could terminate registration of the preferred shares under the Exchange Act. Shares may be removed from registration under the Exchange Act by an issuer if the shares are held by less than 300 holders of record. We have no current intention of deregistering the preferred shares.

For a summary of the income tax consequences of the exchange offer, please turn to "— Important Federal Income Tax Consequences" on page 112.

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Conditions to the Exchange Offer

Our obligation to complete the exchange offer is subject to our satisfaction or waiver of the following conditions:

- we have received the requisite votes to approve the exchange offer pursuant to proposal one;

- receipt of valid and unrevoked tenders representing at least 80% of the issued and outstanding preferred shares;

- we have received the requisite votes to approve the proposed transactions described in this proxy statement, including amending the terms of the preferred shares as described in proposal four;

- there is not, in our sole judgment, any actual or threatened legal impediment, including a default under an agreement or obligation to which we are party or by which we are bound, to the consummation of the exchange offer; and

- there is not any change or development, including a threatened change or development, that in our board's reasonable judgment, has or would materially adversely impact Stonehaven.

All of these conditions are for Stonehaven's sole benefit and may be waived by us in whole or in part. Any determination we make concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of these conditions are not satisfied, then we may, at any time before the expiration date for the exchange offer:

- terminate the exchange offer and return all tendered preferred shares to their holders;

- modify, extend or otherwise amend the exchange offer and retain all tendered preferred shares until the expiration date, as extended, of the exchange offer, subject, however, to the withdrawal rights of holders (see "— Withdrawal of Tendered Shares" and "— Expiration Date, Extensions and Amendments"); or

- waive the unsatisfied conditions with respect to the exchange offer and accept all preferred shares tendered and not previously withdrawn.

We reserve the right to purchase or offer to purchase any preferred shares in the open market, in privately negotiated transactions or otherwise after expiration of the exchange offer. The terms of these purchases or offers could differ from the terms of the exchange offer. Any purchase or offer to purchase we make will be in accordance with applicable law.

Expiration Date, Extensions and Amendments

For purposes of the exchange offer, the term "expiration date" means 12:00 midnight Eastern Time on Monday, June 30, 2003, unless we elect to extend the offer, in which case the expiration date will be the latest date and time to which we extend the offer.

We reserve the right to:

• extend the exchange offer,

• terminate the exchange offer if a condition to our obligation to complete the exchange is not satisfied or waived at the expiration date, or

• amend the exchange offer by giving oral or written notice of the delay, extension, termination or amendment to the exchange agent.

If the exchange offer is amended in a manner that we determine constitutes a material change, then we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the preferred shareholders, if the exchange offer would otherwise have expired during this period. Any change in the consideration offered to preferred shareholders pursuant to the exchange offer will be paid to all shareholders who have previously tendered and not withdrawn their preferred shares.

We will promptly announce any extension, amendment or termination of the exchange offer by issuing a press release to PR Newswire for further dissemination to leading financial and general news organizations. We will announce any extension of the expiration date by no later than 9:00 a.m. Eastern Time on the first business day after the previously scheduled expiration date. We will also promptly disseminate to our preferred shareholders of record an exchange offer supplement describing the extension, amendment or termination. We have no other obligation to publish, advertise or otherwise communicate any information about any extension, amendment or termination.

Procedures for Tendering Your Preferred Shares

When you tender your preferred shares, and we accept your shares for exchange, this will constitute a binding agreement between you and Stonehaven, subject to the terms and conditions described in this proxy statement and the enclosed letter of transmittal.

Unless you comply with the procedures described under the caption "— Guaranteed Delivery Procedures" beginning on page 109, you must do one of the following on or before the expiration of the exchange offer to participate in the exchange:

• if you hold preferred shares in certificated form, tender your preferred shares by sending the certificates, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, as exchange agent, at the address listed under the caption "— Exchange Agent" on page 111; or

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- if you hold preferred shares in "street name," tender your shares by using the book-entry procedures described under the caption "— Book-Entry Transfer" on page 108 and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, to the exchange agent.

In order for a book-entry transfer to constitute a valid tender of your preferred shares in the exchange offer, the exchange agent must receive a confirmation of book-entry transfer of your preferred shares into its account at The Depository Trust Company, DTC, prior to the expiration of the exchange offer. The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from you that you have received and have agreed to be bound by the letter of transmittal. If you use this procedure, we may enforce the letter of transmittal against you.

The method of delivery of certificates for preferred shares, letters of transmittal, agent's messages and all other required documents is at your election. If you deliver your preferred shares by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Please send all certificates for preferred shares, letters of transmittal and agent's messages to American Stock Transfer & Trust Company, the exchange agent for the exchange offer, at the address listed under the caption"— Exchange Agent" on page 111. Please do not send these materials to us.

Signatures on either a letter of transmittal or a notice of withdrawal, must be guaranteed unless you are either:

- a registered holder of preferred shares and have not completed the box captioned "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

- you are exchanging preferred shares for the account of an eligible guarantor institution.

An eligible guarantor institution means:

- Banks, as defined in § 3(a) of the Federal Deposit Insurance Act;

- Brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers and government securities brokers, as defined in the Securities Exchange Act of 1934;

- Credit unions, as defined in § 19B(1)(A) of the Federal Reserve Act;

- National securities exchanges, registered securities associations and clearing agencies, as these terms are defined in the Exchange Act; and

- Savings associations, as defined in § 3(b) of the Federal Deposit Insurance Act.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantor must be an eligible guarantor institution. If you plan to sign the letter of transmittal but you are not the registered holder of the preferred shares — which term, for this purpose, includes any participant in DTC's system whose name appears on a security position listing as the owner of the preferred shares — you must have certificates for the preferred shares signed by the registered holder of the shares and that signature must be guaranteed by an eligible guarantor institution. You may also send a separate instrument of transfer or exchange signed by the registered holder and guaranteed by an eligible guarantor institution, but that instrument must be in a form satisfactory to us in our sole discretion. In addition, if a person or persons other than the registered holder or holders of preferred shares signs the letter of transmittal, certificates for the preferred shares must be endorsed or accompanied by appropriate share powers, in either case signed exactly as the name or names of the registered holder or holders that appear on the certificates for the preferred shares.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance of preferred shares tendered for exchange will be determined by us in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of preferred shares improperly tendered or to refuse to accept any preferred shares, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any preferred shares before the expiration of the exchange offer, including the right to waive the ineligibility of any holder who seeks to tender preferred shares in the exchange offer. If we waive a condition of the exchange offer with respect to any preferred shares tendered, we will also waive that condition for all other tendered shares. Our interpretation of the terms and conditions of the exchange offer as to any particular preferred shares, including the terms and conditions of the letter of transmittal and the accompanying instructions, will be final and binding. Unless waived, any defects or irregularities in connection with tenders of preferred shares for exchange must be cured within a reasonable period of time, as determined by us. Neither Stonehaven, the exchange agent, nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of preferred shares for exchange, nor will we have any liability for failure to give this notification.

If you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or act in a similar fiduciary or representative capacity, and wish to sign the letter of transmittal or any certificates for preferred shares or bond powers, you must indicate your status when signing. If you are acting in any of these capacities, you must submit proper evidence satisfactory to us of your authority to so act unless we waive this requirement.

Book-Entry Transfer

Within two business days after the date of this proxy statement and exchange offer, the exchange agent will establish an account at DTC for the preferred shares tendered in the exchange offer. Once established, any financial institution that is a participant in DTC's system may make book-entry delivery of preferred shares by causing DTC to transfer the preferred shares into the exchange agent's account at DTC in accordance with DTC's

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procedures for transfer. Although delivery of preferred shares may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile of the letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or before the expiration of the exchange offer at the address listed under the caption "— Exchange Agent" on page 111. In addition, the exchange agent must receive book-entry confirmation of transfer of the preferred shares into the exchange agent's account at DTC before the expiration of the exchange offer. If you cannot comply with these procedures, you may be able to use the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures
If you are a registered holder of preferred shares and wish to tender your shares, but

- the certificates for your preferred shares are not immediately available,

- time will not permit your certificates for preferred shares or other required documents to reach the exchange agent before the expiration of the exchange offer, or

- the procedure for book-entry transfer cannot be completed before the expiration of the exchange offer,

then you may effect a tender of your preferred shares if:

- the tender is made through an eligible guarantor institution;

- prior to the expiration of the exchange offer, the exchange agent receives from an eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, including your name and address, and the amount of preferred shares you are tendering and stating that the tender is being made by notice of guaranteed delivery; these documents may be sent by overnight courier, registered or certified mail or fax;

- you guarantee that within three Amex trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered preferred shares, in proper form for transfer, or a book-entry confirmation of transfer of the preferred shares into the exchange agent's account at DTC, including the agent's message that is a part of the book-entry confirmation or a properly completed and duly executed letter of transmittal, with any required signature guarantees, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and the exchange agent receives the certificates for all physically tendered preferred shares, in proper form for transfer, or a book-entry confirmation of transfer of the preferred shares into the exchange agent's account at DTC, or a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other required documents or, in the case of a book-entry confirmation, a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, in each case, within three Amex trading days after the date of execution of the notice of guaranteed delivery.

Acceptance of Preferred and Delivery of Common Shares

We will accept all preferred shares properly tendered and not withdrawn and issue the common shares promptly after expiration of the exchange offer, unless we have previously elected to terminate the offer because one of the conditions to the exchange has not been met. We will not issue fractional common shares. Instead, the number of common shares issued to you will be rounded upward or downward to the nearest whole share.

For purposes of the exchange offer, we will be deemed to have accepted properly tendered preferred shares for exchange when, as and if we have given oral or written notice of acceptance to the exchange agent, with written confirmation of any oral notice to be given promptly after the oral notice.

In all cases, the issuance of common shares in exchange for preferred shares will be made to a tendering holder only after the exchange agent timely receives:

- certificates for all physically tendered preferred shares, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other required documents; and

- in the case of a book-entry confirmation, a book-entry confirmation of transfer of the preferred shares into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal.

If for any reason we do not accept any tendered preferred shares or if certificates for preferred shares are submitted for a greater number of shares than the holder desires to exchange, we will return the unaccepted or non-exchanged preferred shares without expense to the registered tendering holder. In the case of preferred shares tendered by book-entry transfer into the exchange agent's account at DTC by using the book-entry procedures described below, the unaccepted or non-exchanged preferred shares will be credited to an account maintained by the tendering holder with DTC. Any preferred shares to be returned to the holder will be returned as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal of Tendered Shares

You may withdraw tenders of preferred shares at any time before expiration of the exchange offer and, unless we have already accepted your preferred shares for exchange, at any time after 12:00 midnight Eastern Time on July 25, 2003.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent before expiration of the exchange offer (or at any time after July 25, 2003, until accepted for exchange) at the address listed under the caption "— Exchange Agent" on page 111. Any notice of withdrawal must: (i) specify the name of the person who tendered

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the preferred shares to be withdrawn, (ii) identify the preferred shares to be withdrawn, (iii) be signed by the shareholder in the same manner as the original signature on the letter of transmittal by which the preferred shares were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the preferred shares in the name of the person withdrawing the tender, and (iv) where certificates for preferred shares have been transmitted, specify the name in which the preferred shares are registered, if different from that of the withdrawing holder. If certificates for preferred shares have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless the holder is an eligible guarantor institution. If preferred shares have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn preferred shares and otherwise comply with the procedures of the book-entry transfer facility. All questions as to the validity, form and eligibility (including time of receipt) of these notices will be determined by us. Our determination will be final and binding.

Any preferred shares properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any preferred shares which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder promptly after withdrawal, non-acceptance of tender or termination of the exchange offer. In the case of preferred shares tendered by book-entry transfer into the exchange agent's account at DTC by using the book-entry transfer procedures described above, any withdrawn or unaccepted preferred shares will be credited to the tendering holder's account at DTC. Properly withdrawn preferred shares may be retendered at any time on or prior to the expiration of the exchange offer by following one of the procedures described under "— Procedures for Tendering Your Preferred Shares" beginning on page 106.

Exchange Agent

We have appointed American Stock Transfer & Trust Company as our exchange agent for the exchange offer. All completed letters of transmittal and agent's messages should be directed to the exchange agent at the address listed below. You should direct all questions regarding the procedures for tendering in the exchange offer and requests for assistance in tendering your preferred shares to the exchange agent at one of the following telephone numbers and addresses:

Delivery To: American Stock Transfer & Trust Company, Exchange Agent

By regular or certified mail or overnight courier or hand	**By fax (eligible guarantor institutions only)**
American Stock Transfer & Trust Company	(718) 234-5001
59 Maiden Lane	
New York, NY 10038	To confirm by telephone or for information call:
	(718) 921-8200

Attention: Reorganization Department

Delivery of a letter of transmittal or agent's message to an address other than the address listed above or transmission of instructions by fax other than as listed above is not valid delivery of the letter of transmittal or agent's message.

Requests for copies of this proxy statement and exchange offer, our first quarter 2003 Quarterly Report on Form 10-QSB, our 2002 Annual Report on Form 10-KSB/A, the enclosed letter of transmittal or the enclosed notice of guaranteed delivery should be directed to the exchange agent at the telephone number and address listed above.

Solicitation

The principal solicitation is being made by mail by the exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other expenses, including filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, reimburse reasonable expenses incurred by brokers and dealers in forwarding this proxy statement and the other exchange offer materials to the holders of the preferred shares.

Additional solicitation may be made by telephone, fax or in person by our officers and regular employees and by persons engaged by the exchange agent.

Expenses

We estimate that we will have to pay approximately $35,000 in expenses relating to the exchange offer. We expect to obtain the cash required to pay our expenses through cash flow from operations.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of preferred shares in the exchange offer unless you instruct us to register your common shares in the name of, or request that preferred shares not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering shareholder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Important Federal Income Tax Consequences

The following is a general discussion of certain anticipated U.S. federal income tax consequences to you if you tender preferred shares in the exchange offer and we accept your tender and issue common shares to you. We have not requested a ruling from the Internal Revenue Service on the tax consequences of the exchange offer. We cannot assure you that the IRS or a court considering these issues would agree with the positions or conclusions discussed below.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor or to

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certain types of investors that may be subject to special tax rules (such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, certain traders in securities and persons that hold preferred shares as part of a straddle or other integrated financial position). The discussion is limited to exchanging shareholders who are citizens or residents of the United States or are domestic corporations or that otherwise are subject to U.S. federal income taxation on a net basis and who hold the preferred shares and will hold the common shares as "capital assets" within the meaning of the tax code.

We urge you to consult your tax advisor as to the consequences to you of the exchange offer, including the applicability and effect of federal, state, local and foreign income and other tax laws.

The exchange offer will be treated as a recapitalization for federal income tax purposes. Except as described in the next paragraph, if you exchange all or any portion of your preferred shares for common shares: (i) you will not recognize gain or loss for federal income tax purposes; and (ii) your basis in, and holding period for, the common shares received will be the same as your basis in, and holding period for, the preferred shares exchanged by you.

Section 305 of the U.S. tax code authorizes the Secretary of the Treasury to issue regulations treating certain recapitalizations as distributions (which could potentially result in dividend income or in a reduction of basis) with respect to any shareholder whose proportionate interest in the earnings and profits or assets of the corporation is increased by the recapitalization. These regulations provide that such a distribution may result where a preferred shareholder with dividends in arrears exchanges his shares for other shares, but only if the fair market value of the common shares received in the exchange (determined immediately following the recapitalization) exceeds the issue price of the preferred shares surrendered. Because the issue price of our preferred shares was $10.00 a share, this regulation will only be relevant if the fair market value of each common share immediately following the exchange offer is in excess of $0.475. This represents a 2.4% increase over the closing price of our common shares on May 12, 2003. If the fair market value of the common shares received per share of preferred exceeds $10.00, the amount of the deemed distribution will be the lesser of the amount of such excess and the amount of the dividends in arrears. The amount, if any, described in the preceding sentence will be treated as a dividend to you to the extent of our current or accumulated "earnings and profits" and then will be applied against, and reduce, your basis in the common shares received. While the calculation of earnings and profits for federal income tax purposes involves difficult factual determinations and many questions as to which the law is unclear, we believe that we have no accumulated earnings and profits through December 31, 2002.

Upon the sale, exchange or other taxable disposition of the common shares, you generally will recognize capital gain or loss equal to the difference between your amount realized and your adjusted tax basis in the common shares. Your adjusted tax basis in the common shares would generally be equal to your initial tax basis in the preferred shares (as discussed above). The deductibility of capital losses is subject to limitations.

Accounting Treatment

The exchange of common shares for preferred shares will be treated as an induced conversion for accounting purposes under generally accepted accounting principles. An "induced conversion" is considered to occur when the conversion privileges, pursuant to the original terms of the security, are changed or additional consideration is offered to security holders for the purposes of inducing prompt conversion of the security. An induced conversion would generally result in a dividend charge being incurred representing the difference between the value of the common shares issued in the exchange offer, and the value of the shares that were issuable under the original conversion terms of the preferred shares. The induced conversion of our preferred shares does not result in a dividend charge because the value of the common shares issued in the exchange offer does not exceed the carrying value of the originally issued preferred shares.

Federal Securities Laws Considerations

We issued 663,291 of the preferred shares presently outstanding pursuant to a public offering registered under the Securities Act in 1999. The remaining preferred shares are held by affiliates of Stonehaven. The common shares to be issued in the exchange are being offered pursuant to an exemption from the registration requirements of the Securities Act pursuant to § 3(a)(9) of the act. Section 3(a)(9) provides for an exemption from registration for any security exchanged by an issuer with its existing security holders so long as no commission or other compensation is paid or given directly or indirectly for soliciting the exchange. When securities are exchanged for other securities of an issuer under § 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, the common shares issued in the exchange to persons or entities not affiliated with Stonehaven should not be considered to be "restricted securities" within the meaning of Rule 144 under the Securities Act, and will be freely tradable by non-affiliated persons or entities.

Necessary Regulatory and Legal Approvals

We are not aware of any material regulatory requirements that must be complied with or of any approvals of any authority or agency that would be necessary for completion of the exchange offer. If we determine that an approval or other action is required, we intend to obtain the approval or take any other action necessary to complete the exchange. However, complying with a necessary requirement could delay the tender offer or it is possible that we might not be able to obtain a necessary approval and would have to terminate the offer. Our obligation to complete the exchange offer is subject to certain conditions. See "— Conditions to the Exchange Offer" beginning on page 105.

Interests of Management in the Exchange Offer

Duane H. Lund, Steven B. Hoyt and Paul T. Lambert, who are trustees of Stonehaven and collectively own 274,908 of our preferred shares as of May 12, 2003, have agreed to convert their shares in the exchange offer. James C. Mastandrea, our Chief Executive Officer, and John J. Dee, our Chief Financial Officer, are each entitled to receive 348,039 of our preferred shares pursuant to separate restricted share agreements, subject to adjustment if the proposed transactions described in this proxy statement are not consummated. See "The Proposed Transactions — Employment Agreements; Restricted Share Agreements" beginning on

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page 50 and "The Proposed Transactions — Modification Agreement" beginning on page 52. If all of the preferred shares are tendered in the exchange offer, Mr. Mastandrea and Mr. Dee will exchange their restricted preferred shares for restricted common shares. However, if some of the preferred shares are not tendered in the exchange offer, then Mr. Mastandrea and Mr. Dee may elect to retain a number of unconverted preferred shares that is equal to 51% of the preferred shares outstanding after the closing of the exchange. If they do not convert all of their shares, both Mr. Mastandrea and Mr. Dee will retain the right to convert each of their remaining preferred shares into 22.881 common shares. Mr. Mastandrea and Mr. Dee are also entitled to receive additional restricted common shares of Stonehaven if they procure future acquisition, development and re-development real estate transactions for Stonehaven's benefit. See "The Proposed Transactions — Additional Contribution Agreement" beginning on page 51.

Mr. Lund, Mr. Hoyt and Mr. Lambert, who collectively own 40.3% of our preferred and common shares voting together as a single class as of May 12, 2003, have agreed to vote their shares in favor of all of the proposed transactions described in this proxy statement and have granted Mr. Mastandrea and Mr. Dee an irrevocable proxy to vote their shares in favor of the proposed transactions and against any proposal that impairs our ability to perform our obligations under the contribution agreement or prevents or delays the closing of the proposed transactions. Mr. Lund, Mr. Hoyt, Mr. Lambert, Mr. Mastandrea and Mr. Dee have also agreed to transfer restrictions with respect to their common and preferred shares. See "The Proposed Transactions — Summary" beginning on page 36.

In connection with the new management team joining Stonehaven, Mr. Lund relinquished his position as our Chief Executive Officer on April 7, 2003 and, in consideration for his resignation, received 95,541 of our preferred shares. The number of shares issued to Mr. Lund was based on two times his annual salary of $150,000 with the price of the preferred shares based on the average closing price for the thirty calendar days prior to March 1, 2003. See "Management Proxy Disclosure — Employment Agreements" beginning on page 95.

Description of Common and Preferred Shares

Our declaration of trust provides that we may issue up to 110 million shares of beneficial interest, consisting of common (100 million authorized) and preferred (10 million authorized) shares. We have designated 1,518,000 of our preferred shares as Class A. The terms of our shares can be summarized as follows:

	Common	**Class A Preferred**
Shares Outstanding	4,517,524 common shares of beneficial interest, $0.01 par value per share	1,454,910 Class A cumulative convertible preferred shares of beneficial interest, $0.01 par value per share (including the issuance of 348,039 preferred shares to each of Mr. Mastandrea and Mr. Dee as outlined in proposal one).
Listing	The common shares are listed on the American Stock Exchange under the symbol "RPP." We have applied to list the common shares to be	The preferred shares are listed on the American Stock Exchange under the symbol "RPP.A." However, the listing of the

Common	Class A Preferred

issues in the exchange. Upon the approval and closing of the proposed transactions described in this proxy statement, including changing our name to "Paragon Real Estate Equity and Investment Trust," we plan to begin trading under the new symbol "PRG." However, our common shares could be delisted by Amex. See "Risk Factors — Other Risks Regarding Trading of Our Shares" beginning on page 30. American Stock Transfer & Trust Company is the transfer agent for our common shares.

preferred shares, as well as the shares' registration under the Exchange Act, may be impacted by the exchange. See "— Effect of the Exchange Offer" beginning on page 103. American Stock Transfer & Trust Company is the transfer agent for our preferred shares.

Voting

Each common share is entitled to one vote per share on all matters submitted to a vote of shareholders (except for the election of a majority of the trustees by the preferred shareholders in the event we fail to pay a full year's accrued dividends).

Each preferred share is entitled to the number of votes equal to the number of common shares into which they are then convertible, presently 3.448. Preferred shareholders generally vote together with holders of our common shares as a single class. However, on matters directly affecting the rights and preferences of the preferred shares, the preferred share vote as a separate class.

Dividends

Common shareholders may receive any dividends declared by the board out of legally available funds. We have not declared a dividend on our common shares since 1999, and do not anticipate paying dividends on our common shares in the foreseeable future. Declaration or payment of dividends, if any, will be at the discretion of the board and will depend on our then current financial condition, results of operations, capital requirements and other factors considered relevant by our trustees.

The preferred shares accrue a dividend equal to $0.475 every six months payable in May and November. If we fail to declare or pay a dividend on the preferred shares as it accrues, the unpaid dividend will be cumulative, without interest, with future dividends. No dividends may be declared or paid on the common shares unless all accrued dividends on the preferred shares have first been paid. Presently, a dividend of $0.475 has accrued but is unpaid on the preferred shares. However, the adoption of the proposed amendments to the terms of the preferred shares would eliminate all preferred dividend rights, including the accrued but unpaid dividends. See "Proposal 4 — Amendment to the Terms of the Class A Preferred Shares" on page 86.

Failure to Pay Dividends

The common shareholders are not entitled to dividends and obtain no special rights if dividends are not paid.

If we fail to pay a full year's accrued dividends, then the holders of the preferred shares will be entitled, voting as a class, to elect a majority of the members of our board of trustees, who will then serve on the board for so long as two dividends remain unpaid. However, the adoption of the proposed amendments to the terms of the preferred shares would eliminate all of the preferred shares' special voting rights applicable after two missed dividend payments. See "Proposal 4 — Amendment to the Terms of

	Common	Class A Preferred
		the Class A Preferred Shares" on page 86.
Conversion	The common shares are not convertible into any other security	Each preferred share is presently convertible, at the option of the holders, into 3.448 common shares (3.612 shares if the dividend arrearage is not waived). This quotient is obtained by dividing: (a) $10.00 (the price we sold the shares for in 1999), plus any dividends then accrued but unpaid on the preferred shares ($0.475 per share as of May 12, 2003); by (b) $2.90, which is 110% of the average closing bid price for the common shares over the ten trading days preceding October 28, 1999, the date of the registration statement under which the preferred shares were originally sold. The conversion price is subject to customary adjustment for stock splits and similar transactions.
Liquidation	After the amounts payable upon liquidation have been paid to the preferred shareholders, our remaining net assets, if any, would be distributable pro rata to our common shareholders upon our dissolution or liquidation	In the event of our dissolution or liquidation, preferred shareholders would be entitled to receive $10.00 a share (the price we sold the shares for in 1999), plus any accrued but unpaid dividends on the preferred shares, before we make any distributions to holders of any other class of our shares.
Redemption	We do not have the right to redeem the common shares	We may redeem the preferred shares for $10.00 a share (the price we sold the shares for in 1999), plus any dividends then accrued but unpaid, upon 30 days' notice. However, we can only redeem the preferred shares if the closing bid price of our common shares exceeds 150% of the then effective conversion price of the preferred shares. The conversion price is currently $2.90, so the common share price must exceed $4.35 for us to redeem any preferred shares. However, the adoption of the proposed amendments to the terms of the preferred shares would eliminate this restriction on our ability to redeem the preferred shares, although the redemption price would remain the same. See "Proposal 4 — Amendment to the Terms of the Class A Preferred Shares" on page 86.

Market for Common and Preferred Shares

The table below shows the range of the high and low sale prices for our common and preferred shares as reported on the American Stock Exchange.

	Common		Preferred		
	High	Low	High	Low	Dividend
2003					
First Quarter	$0.20	$0.11	$4.45	$2.78	—
2002					
Fourth Quarter	$0.20	$0.10	$5.75	$3.50	$0.475
Third Quarter	0.27	0.12	6.10	5.30	—
Second Quarter	0.45	0.18	6.40	5.00	$0.475
First Quarter	0.45	0.26	6.40	5.00	—
2001					
Fourth Quarter	$1.10	$0.15	$7.00	$4.60	$0.475
Third Quarter	1.60	0.55	6.90	5.80	—
Second Quarter	1.62	0.70	7.50	5.80	$0.475
First Quarter	2.50	1.00	7.75	6.00	—

On May 12, 2003 the last reported sales price of our common shares on the Amex was $0.20 and $4.80 for our preferred shares. As of May 12, 2003 we had approximately 300 common shareholders of record and an estimated 500 beneficial holders of common shares. On that same date we had approximately ten preferred shareholders of record and an estimated 100 beneficial holders of preferred shares.

We have not declared or paid dividends on our common shares since the fourth quarter of 1999, and we do not anticipate paying dividends on our shares in the foreseeable future. Declaration or payment of dividends, if any, will be at the discretion of the board and will depend on our then current financial condition, results of operations, capital requirements and other factors considered relevant by our trustees.

Our preferred shares accrue dividends of $0.475 every six months payable in May and November. We did not pay a dividend in May, and presently a cumulative dividend of $0.475 has accrued but is unpaid on each preferred share, for an aggregate dividend arrearage of approximately $320,000. We propose to amend the terms of the preferred shares to waive the unpaid dividend and eliminate the requirement to pay dividends in the future as described under the caption "The Proposed Transactions — Amendment to the Terms of the Class A Preferred Shares" beginning on page 64.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement and exchange offer is part of a solicitation of proxies by the board of trustees for use at our annual meeting of shareholders. You should read this proxy statement and exchange offer and the information incorporated by reference, including all of the financial statements and other information.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with the American Stock Exchange. These reports, proxy statements and other information may be read and copied at 86 Trinity Place, New York, New York 10006.

We have elected to incorporate by reference into this proxy statement and exchange offer some of the financial statements and other information we file with the SEC. This means that we are disclosing important information to you by referring you to those filings. The information we incorporate by reference is considered a part of this proxy statement and exchange offer. Specifically, we have incorporated by reference the information contained under the caption "Financial Reports and Other Information" beginning on page 120. This information is included in our Form 10-KSB/A for the year ended December 31, 2002 and the Form 10-QSB for the quarter ended March 31, 2003, both of which are being delivered to shareholders with this proxy statement and exchange offer.

In addition, the following important agreements were filed with our Current Report on Form 8-K dated March 4, 2003 and filed on March 5, 2003 with the SEC:

- Asset Contribution Agreement

- Voting and Stock Restriction Agreement

- Employment Agreement of James C. Mastandrea

- Employment Agreement of John J. Dee

- Restricted Share Agreement of James C. Mastandrea

- Restricted Share Agreement of John J. Dee

- Additional Contribution Agreement

- Modification Agreement

- Amendment No. 1 to the Partnership Agreement of Wellington Properties Investments, L.P.

- Form of Limited Partnership Agreement of Paragon Real Estate, L.P.

Although we are not delivering copies of these agreements to our shareholders with this proxy statement and exchange offer, you may review them on the SEC's website or request a copy of these agreements, at no cost, by writing or telephoning us at the following address:

Stonehaven Realty Trust
1240 Huron Road, Suite 301
Cleveland, Ohio 44115
Attn: President

Telephone: 216-430-2701

We expect the exchange offer to expire on June 30, 2003. To obtain timely delivery of any requested information, you must request this information at least five business days before the expiration date.

You should rely only on the information contained or incorporated by reference in this proxy statement and exchange offer. We have not authorized any person (including any dealer, salesman or broker) to provide information or make any representations other than as provided herein and, if given or made, you should not rely on any other information or representations as having been authorized by Stonehaven, any of its subsidiaries, or any agent. You should not assume that the information in this proxy statement and exchange offer is accurate as of any date other than the date on the cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of that document.

FINANCIAL REPORTS AND OTHER INFORMATION

The following information from our Form 10-KSB for the year ended December 31, 2002 filed on March 31, 2003 is incorporated into this proxy statement and exchange offer by reference:

- Consolidated audited financial statements with independent auditors' report as of December 31, 2002 and December 31, 2001.

- Management's Discussion and Analysis or Plan of Operation.

- Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

We are also incorporating our consolidated unaudited financial statements as of March 31, 2003 and Management's Discussion and Analysis or Plan of Operation from our Form 10-QSB for the quarter ended March 31, 2003 filed on May 15, 2003 into this proxy statement and exchange offer by reference.

Our Form 10-KSB/A and 10-QSB is being delivered to our shareholders with this proxy statement and exchange offer. They are also available for review at the SEC's website (www.sec.gov). For additional information about how to obtain our filings, please see "Where You Can Find Additional Information."

Financial Statement of Richton Trail Apartments

The financial statement of the Richton Trail apartments for the years ending December 31, 2002 and 2001 and for the three months ending March 31, 2003 and 2002 follows beginning on page F-1.

120

REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees and Shareholders of
Stonehaven Realty Trust and Subsidiaries:

We have audited the accompanying statement of revenues and certain expenses of Richton Trail Apartments (the "Property"), as described in Note 1, for the years ending December 31, 2002 and 2001. This financial statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the proxy statement and exchange offer of Stonehaven Realty Trust and Subsidiaries and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain expenses of the Property, as described in Note 1, for the years ending December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
April 7, 2003

Richton Trail Apartments
Statement of Revenues and Certain Expenses

	Year ended December 31,		Three months ended March 31,	
	2002	2001	2003	2002
			(Unaudited)	
Revenues				
Rental revenue	$584,350	$541,361	$146,227	$143,416
Tenant recoveries	16,424	5,479	1,932	2,265
Interest and other	13,057	10,649	4,600	2,697
Total revenues	613,831	557,489	152,759	148,378
Certain expenses				
Property operating and maintenance	183,644	228,697	53,614	51,563
Property taxes and insurance	95,194	84,297	19,190	23,799
Interest	152,973	157,296	28,364	38,916
Management fees	23,266	22,631	5,849	5,531
Total certain expenses	455,077	492,921	107,017	119,809
Revenues in excess of certain expenses	$158,754	$ 64,568	$ 47,742	$ 28,569

See accompanying Notes to Statement of Revenues and Certain Expenses
for the years ended December 31, 2002 and 2001.

F-2

Richton Trail Apartments
Notes to Statement of Revenues and Certain Expenses
Years ended December 31, 2002 and December 31, 2001

1. **Organization and Basis of Presentation**

The statement of revenues and certain expenses relates to the operations of an apartment complex, Richton Trail Apartments ("Richton Trail"). Richton Trail is not a legal entity but rather an apartment complex which is owned by Hampton Court Associates, an Illinois partnership ("Hampton"), and is under contract to be acquired by Paragon Real Estate, LP, a newly-formed operating partnership of Stonehaven Realty Trust.

Richton Trail is an apartment complex containing 12-buildings with 72 units located in Richton Park, Illinois. Of the 72 units, 60 units are two-bedroom and 12 units are one-bedroom. The 12 buildings comprising Richton Trail were constructed in 1978, 1979, and 1982.

The accompanying statement of revenues and certain expenses has been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties. Accordingly, the statement of revenues and certain expenses excludes depreciation, which is not comparable to the amount expected to be incurred in the future operations of Richton Trail.

2. **Use of Estimates**

In order to conform with generally accepted accounting principles, we are required to make estimates and assumptions in the preparation of the statement of revenues and certain expenses that affect the reported amounts of revenues and certain expenses and in the accompanying notes for the years ended December 31, 2002 and 2001. Actual results could differ from those estimates.

3. **Lease Agreements and Revenue Recognition**

Leases with tenants are generally for one year and are accounted for as operating leases. Credit terms are extended to tenants in the normal course of business. Richton Trail performs ongoing credit evaluations of the tenants' financial condition and, generally, requires a security deposit of at least one month's rent. Bad debt expense is recognized when the collection of a tenant's account becomes questionable and the tenant is processed for eviction.

4. Risks and Uncertainties

Richton Trail's results of operations are dependent on the demand for rental of residential units in the Chicago, Illinois metropolitan area. Richton Trail's tenant base is comprised exclusively of individuals. The residential rental industry is subject to external factors such as interest rates, inflation, consumer confidence, unemployment rates and consumer tastes and preferences. A decline in interest rates on home mortgage loans generally may reduce the demand for residential rental units which would adversely affect the operating results of Richton Trail. An increase in the unemployment rate in the local economy could impair a tenant's ability to pay current rent and would adversely affect the operating results of Richton Trail. The demand for residential rental units can also be affected by the supply of rental units in the local market. If new units are constructed in or near the local market, and if the new units offer concessions to attract residents, the demand for older rental units, such as those of Richton Trail, can decline and the resulting vacancy could adversely affect the operating results. As of December 31, 2002, Richton Trail was 98.6% leased.

5. Related Party Transactions

The Chairman and Chief Executive Officer of Stonehaven Realty Trust is the general partner of Hampton and owns two companies which provide services to Richton Trail – one manages Richton Trail and the other is reimbursed, at cost, for Richton Trail's payroll related costs. The related management fees incurred for the years ended December 31, 2002 and 2001 were $23,266 and $22,631, respectively. Reimbursement, at cost, for payroll related costs paid to one of the companies was $66,284 and $67,761 at December 31, 2002 and 2001, respectively. These amounts are included in the expenses in the accompanying statement of revenues and certain expenses.

F-4

Proposed Amendments to the Terms of the Class A Preferred Shares

We are proposing the following revisions to §§ 5.8.2, 5.8.3 and 5.8.6 of the articles supplementary to our declaration of trust:

5.8.2 Dividends. <u>The Board of Trustees may from time to time declare and pay to holders of the Class A Preferred Shares such dividends or distributions in cash, property or other assets of the Trust or in Securities of the Trust or from any other sources as the Trustees in their discretion shall determine.</u> ~~Holders of the Class A Preferred Shares shall be entitled to receive cumulative dividends at an annual rate of $0.95 per share, payable semiannually in installments of $0.475 per share on the date six months following the initial closing date of the public offering of the Class A Preferred Shares and one year following such date, and thereafter on each anniversary of such dates (each a "Dividend Payment Date"), to shareholders of record on the record date determined by the Board of Trustees and not exceeding 60 days preceding the applicable Dividend Payment Date. Subject to the rights of any class or series of Preferred Shares ranking senior to the Class A Preferred Shares as to payment of dividends, no dividends may be declared or paid on any class or series of the Trust's shares unless all dividends on the Class A Preferred Shares then accrued have first been paid.~~

5.8.3 Voting Rights.

(a) Except as otherwise provided herein, the holders of the Class A Preferred Shares shall be entitled to vote on each matter submitted to a vote of shareholders of the Trust, voting together with holders of every other class or series of shares of the Trust as a single class. Each Class A Preferred Share shall entitle its holder to the number of votes equal to the number of Common Shares into which such Class A Preferred Share is convertible on the applicable record date.

(b) ~~During any period in which the condition described below shall exist (a "Default Period"), the number of trustees constituting the Board of Trustees of the Trust shall be automatically increased by the smallest number that would constitute a majority of the Board of Trustees as so increased; and the holders of all of the Preferred Shares of the Trust (but excluding the holders of the Class B Preferred Shares, as defined below) shall be entitled, voting as a class (to the exclusion of the holders of Common Shares), to elect such number of additional trustees. A Default Period shall commence if, at any time, accumulated dividends on the outstanding Preferred Shares (excluding the Class B Preferred Shares) equal to at least $0.95 per share shall be due but unpaid, whether or not such dividends have been declared and whether or not sufficient funds are then legally available therefore. Upon cessation of any Default Period, the terms of the additional trustees then in office and elected by the holders of the Preferred Shares as provided in this paragraph as a result of such Default Period will expire and terminate. Thereafter, the remaining trustees shall constitute the entire Board of Trustees of the Trust.~~

~~(c)~~ So long as any Class A Preferred Shares remain outstanding, the approval of the holders of the Class A Preferred Shares, voting as a single class shall be required to approve any amendment of the Declaration of Trust that would curtail or diminish the rights or preferences of the holders of the Class A Preferred Shares as provided herein.

5.8.6 Redemption. At any time ~~after the two years from the date of the initial closing of the public offering of the Class A Preferred Shares,~~ the Trust may, at the option of the Board of Trustees, redeem the Class A Preferred Shares at a per-share price equal to $10.00, plus any dividends on the Class A Preferred Shares then accrued but unpaid; provided, however, that the Trust must first give the registered holders of the Class A Preferred Shares written notice of its intent to redeem the Class A Preferred Shares no less than 30 days prior to the scheduled date of the redemption~~, and provided further that the Trust may only redeem the Class A Preferred Shares under this paragraph in the event that the closing sale price of the Common Shares equals or exceed 150% of the then-effective Class A Conversion Price for 20 consecutive trading days preceding the date of such notice~~. All Class A Preferred Shares that have been redeemed as provided herein shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately be terminated, except the right to receive the cash redemption price in exchange therefore. Any Class A Preferred Shares so redeemed shall be retired and shall not be reissued.

A-2

(FRONT)

PROXY   **STONEHAVEN REALTY TRUST**   PROXY

ANNUAL MEETING OF SHAREHOLDERS, Monday, June 30, 2003
1375 East Ninth Street, 20th Floor, One Cleveland Center, Cleveland, Ohio 44114
10:00 A.M. local time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

The undersigned hereby appoints James C. Mastandrea and John J. Dee, or either one of them acting singly with full power of substitution, the proxy or proxies of the undersigned to attend the Annual Meeting of the Shareholders of Stonehaven Realty Trust to be held on Monday, June 30, 2003, at 1375 East Ninth Street, 20th Floor, Cleveland, Ohio 44114, beginning at 10:00 a.m local time, and any adjournments, and to vote all shares that the undersigned would be entitled to vote if personally present in the manner indicated below, and on any other matters properly brought before the annual meeting or any adjournments thereof, all as set forth in the May 30, 2003 Proxy Statement and Exchange Offer. The undersigned hereby acknowledges receipt of the Proxy Statement and Exchange Offer and Annual Report of Stonehaven Realty Trust.

Unless otherwise marked, this proxy will be voted FOR all proposals and FOR all nominees, and in the discretion of the proxies on all other matters properly brought before the meeting.

(continued and to be signed on the reverse side)

(BACK)

THE BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS AND "FOR" ALL NOMINEES.

Please sign, date and return promptly in the enclosed envelope. Please mark your vote in blue or black ink as shown here [x]

1.   **Asset Contribution Agreement and Related Transactions; Issuance of Additional Common Shares**

       FOR ☐   AGAINST ☐   ABSTAIN ☐

2.   **Sale of Stonehaven's Existing Properties**

       FOR ☐   AGAINST ☐   ABSTAIN ☐

3.   **Amendment to the Declaration of Trust to Change Stonehaven's Name**

       FOR ☐   AGAINST ☐   ABSTAIN ☐

4.   **Amendment to the Terms of the Class A Preferred Shares**

       FOR ☐   AGAINST ☐   ABSTAIN ☐

5.   **Election of James C. Mastandrea, John J. Dee, Daryl J. Carter, Daniel G. DeVos and Michael T. Oliver as Trustees**

       FOR ☐   AGAINST ☐

       FOR, EXCEPT WITHHELD FROM THE FOLLOWING NOMINEE(S) ☐

       _____

This proxy may be revoked at any time prior to the voting hereof.

_____
Signature

_____
Signature if held jointly

Date:_____, 2003

Mark here if you plan to attend the meeting: ☐

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.